FILE No.
82-4990



RECEIVED
2007 AUG 16 A 11:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tokyo and Eastern Honshu...
EAST JAPAN RAILWAY COMPANY



07026040

SUPPL


Suica



PROCESSED
AUG 2 1 2007
THOMSON
FINANCIAL

Annual Report 2007

For the year ended March 31, 2007

At the Heart of Our Operations



Operating Area
(As of June 30, 2007)
JR Hokkaido
JR East
JR Central
JR West
JR Shikoku
JR Kyushu
Omiya
Akabane
Ikebukuro
Tachikawa
Ueno
Nishi-Funabashi
Shinjuku
Tokyo
Narita Airport
Hachioji
Shinagawa
Chiba
Kawasaki
Yokohama
Ofuna
JR East Railway Network
around Tokyo

Providing
Safe and Reliable Transportation

Enhancing
Customer Satisfaction

Progressing
to the Next Stage

Passenger Line Network

JR East has a passenger line network covering

accounting for

of Japan's railway network.



Railway Line Networks (Kilometers)
U.K.
16,116
Germany
34,715
France
29,080
Italy
15,916
U.S.
35,817
0
9,000
18,000
27,000
36,000
45,000

Transportation Volume

JR East accounts for

in the vibrant Tokyo metropolitan area.



Population Density (Per Square Kilometer)
Other
255
National Average
338
0
500
1,000
1,500
2,000
2,500
3,000

"We are dedicated to ensuring our customers' safety, and our overriding commitment to this objective will never change."

Number of Passengers

JR East serves

and is the largest passenger railway company in the world.



Number of Passengers (Millions)
U.K.
1,038
Germany
1,691
France
931
Italy
504
U.S.
25
0
1,200
2,400
3,600
4,800
6,000
7,200

Pursuit of "Extreme Safety"

In fiscal 2007, the average schedule delay for all JR East trains was approximately



Trends in Railway Accidents (Number of Accidents)
400
300
200
100
0
FY'88'89'90'91'92'93'94'95'96'97'98'99'00'01'02'03'04'05'06'07
Damage to Railway Facilities
Fatalities or Injuries
Accidents at Railway Crossings
Train Collisions



Contents

Our Story





Three Benchmarks of Our Medium-Term Management Plan: *New Frontier 2008*

Cash Flows from Operating Activities (Billions of yen)



FY '06
447 7
'07
541.9
'06~'07
989 6
'06~'09
(Target)
2,000
0
500
1,000
1,500
2,000

Ratio of Total Long-Term Debt to Shareholders' Equity (Times)



FY '06
2 7
'07
2.4
'09
(Target)
2 0 (approximately)
0
1
2
3
4

Ratio of Operating Income to Average Assets (ROA) (%)



FY '06
5 9
'07
6.2
'09
(Target)
6 0
0
1
2
3
4
5
6
7

Consolidated Operating Revenues (For fiscal 2007)



Transportation 69%
Station Space Utilization 15%
Shopping Centers & Office Buildings 7%
Other Services 9%

Consolidated Operating Income (For fiscal 2007)



Transportation 74%
Station Space Utilization 8%
Shopping Centers & Office Buildings 14%
Other Services 4%

JR East will maintain high ethical standards and management transparency while earnestly taking progressive measures in response to major issues facing society as a whole. Through those efforts, JR East intends to continue fulfilling the expectations of society and the trust of shareholders and other stakeholders. In particular, JR East will redouble efforts focused on stringent management compliance and measures that address global environmental issues.



Operating revenues advanced 2.5% from the previous fiscal year, to ¥2,657.3 billion, and operating income increased 8.1%, to ¥428.1 billion. Net income amounted to ¥175.9 billion, up 11.6%.

Operating Income and Cash Flow Trends (Billions of Yen)



600
400
200
0
-200
-400
-600
FY '02
'03
'04
'05
'06
'07
Operating Income
Cash Flows from Operating Activities
Cash Flows from Investing Activities
Cash Flows from Financing Activities
Free Cash Flows

Total Stock Market Value (Millions of U.S. Dollars)

International



JR East
31,089
British Airways
10,969
Lufthansa
12,693
Union Pacific
24,820
FedEx
33,340
UPS
80,494
0
20,000
40,000
60,000
80,000
100,000

Total Stock Market Value (Millions of U.S. Dollars)

Domestic



JR East
31,089
JAL
5,667
Tokyu
9,474
TEPCO
46,080
NTT
72,963
0
22,500
45,000
67,500
90,000

Forward-Looking Statements

Statements contained in this report with respect to JR East's plans, strategies, and beliefs that are not historical facts are forward-looking statements about the future performance of JR East, which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause JR East's actual results, performance, or achievements to differ materially from the expectations expressed herein. These factors include, without limitation, (i) JR East's ability to successfully maintain or increase current passenger levels on railway services, (ii) JR East's ability to improve the profitability of railway and other operations, (iii) JR East's ability to expand non-transportation operations, and (iv) general changes in economic conditions and laws, regulations, and government policies in Japan.

Financial Highlights

East Japan Railway Company and Subsidiaries
Years ended March 31, 2005, 2006 and 2007

	Millions of Yen (except for per share data)			Percent Change	Millions of U.S. Dollars (except for per share data)
	2005	2006	**2007**	**2007/2006**	**2007**
For the Year					
Operating revenues	¥2,537,481	¥2,592,393	**¥2,657,346**	+2.5%	**$22,520**
Operating income	358,535	396,100	**428,098**	+8.1	**3,628**
Net income	111,592	157,575	**175,871**	+11.6	**1,490**
Depreciation	317,957	316,038	**318,526**	+0.8	**2,699**
Capital expenditures*1	319,912	361,372	**413,310**	+14.4	**3,503**
Cash flows from operating activities	407,737	447,722	**541,850**	+21.0	**4,592**
Free cash flows*2	192,789	138,233	**193,050**	+39.7	**1,636**
Amount per share of common stock (yen and U.S. dollars):					
Earnings	¥ 27,868	¥ 39,370	**¥ 44,008**	+11.8%	**$ 373**
Cash flows from operating activities	102,026	112,035	**135,586**	+21.0	**1,149**
At Year-End					
Total assets	¥6,716,268	¥6,821,584	**¥6,968,032**	+2.1%	**$59,051**
Long-term debt (including current portion)	1,940,255	1,960,211	**2,034,558**	+3.8	**17,242**
Long-term liabilities incurred for purchase of railway facilities*3 (including current portion)	1,892,827	1,743,657	**1,601,646**	-8.1	**13,573**
Total long-term debt (sum of two items above)	3,833,082	3,703,868	**3,636,204**	-1.8	**30,815**
Shareholders' equity*4	1,183,546	1,357,359	**1,488,554**	+9.7	**12,615**

	Percent (except for debt-to-equity ratio)		
Financial Ratios			
Net income as a percentage of revenues	4.4%	6.1%	**6.6%**
Return on average equity (ROE)	9.8	12.4	**12.4**
Ratio of operating income to average assets (ROA)	5.3	5.9	**6.2**
Equity ratio	17.6	19.9	**21.4**
Debt-to-equity ratio*5	3.2	2.7	**2.4**

*1 These figures exclude expenditures funded by third parties, mainly governments and their agencies, that will benefit from the resulting facilities.
*2 Net of cash flows from operating activities and cash flows from investing activities
*3 Long-term liabilities incurred for the purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities, and the Tokyo Monorail facilities
*4 Shareholders' equity equals total net assets less minority interests beginning with the year ended March 31, 2007.
*5 Ratio of total long-term debt to shareholders' equity

Operating Revenues and Operating Income
(Billions of Yen) (Billions of Yen)


3,000
2,400
1,800
1,200
600
0
500
400
300
200
100
0
FY '03 '04 '05 '06 '07

■ Operating revenues
□ Operating income

Net Income
(Billions of Yen)


200
150
100
50
0
FY '03 '04 '05 '06 '07

Total Long-Term Debt
(Billions of Yen)


4,800
3,600
2,400
1,200
0
FY '03 '04 '05 '06 '07

■ Long-term liabilities incurred for purchase of railway facilities
□ Long-term debt

Total Assets and Shareholders' Equity
(Billions of Yen) (Billions of Yen)


7,500
6,000
4,500
3,000
1,500
0
1,500
1,200
900
600
300
0
FY '03 '04 '05 '06 '07

■ Total assets
□ Shareholders' equity

Cash Flows from Operating Activities
(Billions of Yen)


600
450
300
150
0
FY '03 '04 '05 '06 '07

Notes: 1. Yen figures have been translated into U.S. dollars at the rate of ¥118 to US$1 as of March 31, 2007, solely as a convenience to readers.
2. There were 101 consolidated subsidiaries as of March 31, 2003, 98 in 2004, 92 in 2005, 86 in 2006, and 85 in 2007.

Strategy

Pages 5▶▶▶15

Thanks to the support of its stakeholders, JR East has dynamically prospered during its first two decades of operations. We are grateful for your patronage and confidence.

For JR East, "safety" is the most fundamental requirement for successful operations. We are dedicated to ensuring our customers' safety, and our overriding commitment to this objective will never change.

Based on this approach, JR East is constantly seeking means of realizing additional improvements with regard to ensuring "extreme safety" and providing excellent services. Through such efforts, we are relentlessly striving to further increase the level of our customers' "peace of mind."

All of us at JR East, singly and concertedly, are doing our utmost to help bring a new era of improved convenience for our customers, particularly in fields centered on rail transport and stations—our most powerful and underutilized business resource. We are steadily building a solid foundation for our next surge of corporate development.

Group Policies

Group Philosophy

The JR East Group will aim to function as a corporate group providing high quality and advanced services, with railway businesses at its core, while achieving sound management.

For this purpose, every individual employee of the Group will endeavor to consider the customer perspective while supporting safe and reliable transportation and supplying convenient and high-quality products and services. Every employee will continuously take on the challenges of improving the standard of services and raising the level of technology to further gain the confidence and trust of customers.

As a trusted *Life-Style Service Creating Group,* JR East will aim to sustain the development of its business operations while emphasizing its responsibilities to stakeholders and society at large along with its responsibility to generate profits for shareholders.

Action Policies

1. Putting Customers First

We will put our hearts into providing good service and living up to customers' expectations.

2. Ensuring Safety and Quality

We will take thorough measures to provide transportation services that are safe and reliable and products and services that are of high quality.

3. Developing the Group

Each of us will promote Group development based on our autonomous and cooperative efforts and our positive approach to new challenges.



A Message from the Management

On April 1, 2007, JR East celebrated the 20th anniversary of its establishment. This noteworthy day came soon after such major business development events as the March 18 start of interchangeable *Suica/PASMO* IC card service and March 8 opening of *Sapia Tower* within the *Tokyo Station City* complex—two events that represent the fruition of JR East's tireless efforts over many years. We do not expect our operations to change greatly in one or two years, but we do think that our selection of business strategies will make a huge difference over the long term. Moreover, the JR East Group is making relentless efforts to ensure all our customers can be assured of "peace of mind," a goal that is even more difficult than our goal of ensuring absolute safety.

During fiscal 2007, or the year ended March 31, 2007, the Japanese economy was firm and, particularly in the Greater Tokyo region, there was a palpable strength in people's movements and consumption activities. Moreover, it was a year in which the benefits of many measures that we have been undertaking became reflected with increasing clarity in our performance figures. Increased operating revenues in each of our business segments boosted consolidated operating revenues 2.5%, or ¥65.0 billion, to ¥2,657.3 billion, and operating income was up 8.1%, or ¥32.0 billion, to ¥428.1 billion. Together with such factors as a drop in interest expense due to our reduction of total long-term debt, these performance gains helped increase net income 11.6%, or ¥18.3 billion, to ¥175.9 billion. The figures for operating income and net income were the highest on record.

We are anticipating that fiscal 2008 will be a year rich in noteworthy developments in JR East's operations, including the completion of such new facilities as *GranTokyo North Tower* Phase I and *ecute Tachikawa* and the expansion of *Suica* use





due to a rise in the number of users, an expansion of the geographic scope of usage, and the introduction of additional functions. We are vigorously expanding our railway operations and other core operations as we steadily advance with the implementation of new business initiatives. The implementation of *New Frontier 2008*, our medium-term management plan, is proceeding smoothly, and we are confident that the success of this plan will significantly augment JR East's corporate value. Regarding dividends, we have a policy of seeking to keep our dividend payout ratio above 20%, and we are aiming to set dividends applicable to fiscal 2008 at ¥10,000 per share (a ¥1,000 increase).

As JR East prepares for a new surge of corporate evolution, we would like to reconfirm our commitment to the "reform-minded" posture that JR East has maintained during the past 20 years of tireless efforts and ceaseless progress. We are determined to continue relentlessly taking up new business development challenges one by one. We are doing our utmost to steadily improve our performance and thereby increase the funds available for distribution to shareholders and investors. At the same time, we are striving to ensure that the JR East Group operates as an outstanding corporate citizen in fulfilling all of its responsibilities for society. In these ways, we are endeavoring to meet the expectations of shareholders and investors. We hope for your continued understanding and support.

June 2007

Mutsutake Otsuka

Mutsutake Otsuka, Chairman

Satoshi Seino

Satoshi Seino, President and CEO



Q1 **April 1, 2007, was the 20th anniversary of JR East's establishment. JR East's performance has been steadily improving over the years, with growth in revenue and profit again achieved in fiscal 2007. Could you give us your appraisal of JR East's first two decades?**

A Looking back, it seems that those 20 years went by very quickly. I am extremely pleased that JR East has successfully developed into its current state, particularly in view of the challenges it has faced. For example, the Japanese National Railways, JR East's predecessor, fell into the red in 1964 and never returned to the black. Moreover, at the time JR East was established, railway transport's share of overall transportation services in Japan had been inexorably decreasing. Because of such factors, it did not seem likely that we could sustain our operations. In fact, we had such a feeling of crisis at that time that we actually feared that our railway business might not survive.

At that time, each individual employee's feeling of crisis provided the company with some extra dynamism. Our employees became highly motivated, and we concertedly worked to always "put ourselves in customers' shoes." Reflecting this, we were able to generate net income in our first fiscal year, and our business has developed smoothly since then. When JR East was first established, I don't think anyone imagined that it would now be so deftly generating earnings and paying taxes, not to mention recording considerable amounts of after-tax income. In fact, most of the media back then were

highly skeptical about the national railways' reform initiatives, characterizing them as "pie in the sky" or predicting that they would soon end in failure.

Naturally, I cannot attribute all of our success to our own efforts—we are very grateful for the support from our customers, shareholders, and other stakeholders. Such factors as Japan's economy have also been helpful. Nonetheless, I believe the key to our success is that our initial feeling of crisis forged a dynamic corporate culture that has been a driving force behind two decades of relentless reforms and initiatives. I am happy to note that we still have that corporate culture.





What is the significance of JR East's privatization?



Our full privatization in June 2002 was one of the most important turning points in our short history. It meant that we were finally standing on our own feet as an autonomous company both in name and in fact. Now, having begun its third decade of operations, I see JR East as making steady progress, step by step, toward a new stage in its corporate evolution.

Due to its basic characteristics, railway business is not amenable to dramatically rapid transformations. The new stage we are now approaching is the cumulative product of many years of persistent work. Every day, we serve about 16 million customers. We attentively listen to what they say and respond by gradually improving our operations in innumerable ways. Because of the fundamental nature and large physical scale of our railway operations, you may not see a big change in the space of a few days, but over 5 or 10 years the changes are huge. We are relentlessly innovating in line with the original objectives of the national railways' reforms. Highly conscious of our great responsibility as the stewards of a critical component of social infrastructure, we will continue meticulously moving forward with reform initiatives, one step at a time.



What is the most important thing to emphasize in the course of these reforms?



This is one thing that cannot be said too many times—our top priority is to still further increase the safety and reliability of our transportation services. In our core railway operations, our customers put their lives in our hands each time they use our services, and we are firmly committed to doing our utmost to ensure that their trust in us is well-founded. This is a fundamental and definitive responsibility of a railway company in my eyes.

When considering safety measures, I always have a vivid memory of the train collision that occurred at Higashi Nakano station in December 1988,* and I am unwavering in my conviction that there is nothing more important than ensuring that such an accident never recurs. This is why we have continually implemented safety-enhancing measures related to our physical facilities as well to our organizational and mental postures, but the tragic accident on the Uetsu Line in December 2005** is a painful reminder to us that there is no such thing as "absolute" safety. But while "absolute" safety may not be attainable in this world, it is still the goal that we are relentlessly striving for. What we are rigorously demanding of ourselves is that we always attain and maintain "extreme safety." We are taking thorough measures to realize this "extreme safety" throughout our operations.

* On December 5, 1988, a west-bound train on the Chuo Local Line proceeded despite a stop signal and collided with another west-bound train that was stopped at Higashi Nakano Station, causing the death of 1 passenger and injuries to 116 passengers. In addition, the driver of the latter train died.

** On December 25, 2005, the Inaho No. 14 limited express train on the Uetsu Line derailed, causing the death of 5 passengers and injuries to 31 passengers. In addition, the driver of the train and a refreshment vendor were injured.

Besides this, we recognize that the quality of railway service is principally measured in terms of reliability. After maintaining "extreme safety," the next most important thing we can do to benefit our customers is to further increase the reliability of our services. We recognize that our customers are expecting greater reliability, and we are taking various measures to live up to their expectations.

Q4 What shape do you expect your railway business to take in the future? Also, what measures are you taking to attain your goals in this regard?

A In our customers' lives, railway service should be like air—something that is essential but easy to forget about. That is what ideal railway service should be. We want people to be able to take excellent railway service for granted, casually boarding trains and comfortably arriving at destinations without having to be very conscious of the process. Our constant efforts to further increase safety and reliability are designed to enable customers to take these qualities for granted. I often remind JR East employees that this is what we are striving to do through our conscientious day-to-day efforts, and I think we have a responsibility to society to provide this kind of service. Moreover, we see this kind of service as a prerequisite to our sustained corporate growth. We are hoping to inspire all our customers with rock-solid confidence in our services.


Concept illustration of the Tohoku Through Line, a new through route linking the Tokyo metropolitan area terminal stations of Ueno and Tokyo

One of the assets we have obtained in the course of our privatization is a strong emphasis on putting ourselves in customers' shoes. Our attention to the customer perspective is prompting us to take various steps to improve service, such as our recent moves to create the Shonan-Shinjuku line and to increase the number of *Green Cars* (first-class cars) on various lines. This emphasis on the customer perspective is a basic principle in our operations that we expect to remain firm over the long term.

We are moving ahead with a number of projects aimed at strengthening our network—such as the creation of the Tohoku Through Line linking northbound and southbound medium-distance services from Tokyo and the extension of the Tohoku and Hokuriku Shinkansen lines—and we are also assiduously responding to customer desires through such service enhancement initiatives as those to revise service timetables and introduce new kinds of railcars. In these ways, JR East intends to enhance its railway services in a sustained manner.

Q5 How big is the role of technology in your operations?

A I believe that the railway business is not only a service industry, but also a kind of technology industry. An interruption of technological progress would halt the industry's progress and development. I think it would actually cause the industry to regress.

While some people said that there would be no new railway technologies other than those related to the linear motor car, we have developed automated ticket gates and introduced noncontact-type commuter passes incorporating IC chips and have been working on developing such recently introduced technologies as 360km/h Shinkansen trains and fuel cell railcars. These technologies were commercially applied only after years of sustained efforts.


Concept illustration of fuel cell railcars

In the future, our introduction of fuel cell railcars along with the wireless- and GPS-based signaling equipment that we are currently developing will enable us to reduce the risk of accidents while minimizing the scale of our electric power generation and signaling facilities. Thus, technology development is an indispensable means of pursing our goal of "absolute safety."

Regarding our earthquake countermeasures, we have strengthened a growing number of our elevated track support pillars by cladding them in steel plates. Because it does not require rebuilding the pillars, the in-house developed cladding technology we are using is relatively inexpensive and quick. By using existing technologies or somewhat improving such technologies, we have been able to augment safety without incurring a high cost.

By sustaining the daily safety promotion exertions of each JR East employee as well as by developing break-through technologies with safety-enhancing features, we are confident that we can increase the safety of our operations still further.



Do you expect Japan's demographic graying to create a harsh environment for JR East's railway business in the future?





It is true that demographic trends are not expected to contribute to supportive conditions in our operating environment in the future. On the other hand, we are planning to respond to upcoming changes in our operating environment. In particular, to take advantage of opportunities presented by demographic changes, we are working to promote greater railway use by seniors.

Japan's baby boomer generation has begun retiring this year, presenting what is referred to as the "Year 2007 Problem." The JR East Group views the growing number of seniors as a particularly important part of its customer base, however, and it is undertaking various strategic initiatives to strengthen its relationship with seniors. The most prominent of these initiatives is our creation of the *Otona no Kyujitsu Club,* a membership club for baby boomers and seniors. The number of club members had reached approximately 660,000 as of June 2007, and we are continuing our efforts to further expand this membership in expectation that such members will make full use of our travel-related services.

Besides our campaign to create barrier-free stations through the installation of additional escalators and elevators, we are working hard to create conditions that facilitate convenient and pleasant railway use by seniors and other age groups through moves to create seamless transportation services. These moves include those to create limited express through services in cooperation with Tobu Railway Co., Ltd., to expand such direct through services as that of the Shonan-Shinjuku Line, and to enable *PASMO* IC cards to be used for JR East services as well as for most other types of railway, subway, and bus services in the Tokyo region.

The population of the Tokyo metropolitan area is actually expected to slightly increase for the time being, and the trend of Japanese moving to major urban areas is expected to continue. However, to counter the impact of the prospective drop in numbers of young people, I believe it is important to strengthen the bases of our non-transportation business and *Suica* business. Rather than taking our current business environment for granted, we are working to maintain a constructive sense of crisis while steadily implementing measures to prepare for future challenges.



What are your strategies for developing your non-transportation business?



Concept illustration of *ecute Tachikawa* shopping facility
* *ecute* is an acronym derived from *eki* (the Japanese word for station), center, universal, together, and enjoy



A main strategy in this regard is our *Station Renaissance* program, which is designed to maximize the appeal of railway stations—our most powerful and underutilized business resource. In the days of the Japanese National Railways, empty space within stations would sometimes be filled with kiosks or noodle stands, but there was no consistent strategy for utilizing station space, and stations did not have any distinctive styles. The main goal of the *Station Renaissance* program is to utilize 100% of the potential of station space for business development while also enhancing customer convenience.

Each day, roughly 16 million people pass through our stations, which can be so much more than simply places to pass through. Our growing number of *ecute* retailing facilities are designed to encourage some of those people to slow down a bit and do some convenient shopping while they are there. As a result of these *ecute* facilities and other station-space utilization business, our stations now look very different from the way they looked 20 years ago. Having established *ecute* facilities in Omiya and Shinagawa, we are preparing to open our third *ecute* facility—*ecute Tachikawa*—this October. And we are now considering the establishment of *ecute* facilities in other stations, including Nippori Station. Plans also call for additional commercial space to open this

October in Tokyo Station. Called "*GranSta*," this facility will have a different appearance than *ecute* facilities.

While transportation business will continue to be our core business, there are many synergies generated by our concurrent development of station-space utilization business. Our plans call for continuing to steadily develop station-space utilization business based on this strategy of seeking to generate synergies with core operations.

Q8 Could you explain the progress you are making in your large-scale redevelopment project around Tokyo Station?

A We recently finished several parts of our *Tokyo Station City* project around Tokyo Station, including *Sapia Tower*, which was completed in March 2007, and *Hotel Metropolitan Marunouchi* and *Tokyo Station Conference*, which opened within *Sapia Tower* in May 2007. Plans call for finishing Phase I of *GranTokyo North Tower* by the station's Yaesu exit and *GranTokyo South Tower* this October, and preservation and restoration work on the Marunouchi Station building—the symbol of the capital and an important cultural property designated by the national government—began this spring.


Concept illustration of *Tokyo Station City*

This is the first time JR East has ever undertaken such a large-scale development project, and I think the development is symbolic of the transition we are making between JR East's first 20 years and the current era of JR East's corporate evolution. Moving a step further ahead from our previous emphasis on constructing convenient stations, we have designed the project to virtually make the Tokyo Station area centered on the station building into a new city within a city. This year, we are reaping the fruits of diverse preparations made by our predecessors. In the same vein, I believe we must not fail to initiate additional long-term projects for subsequent JR East managers to enjoy bringing to fruition 10 or 20 years from now. At Shinjuku, Shibuya, and Yokohama stations as well as other principal stations, we need to transform station facilities in a manner that reflects the special nature of surrounding areas and makes those facilities symbolic landmarks in their respective areas. By planning these projects now and assiduously proceeding with project implementation, we can expect to see the projects bear impressive fruit in 10 or 20 years.

Q9 How is your *Suica* Business?

A Expecting *Suica* business to become the third main pillar of JR East's operations—after railway business and such non-transportation business as station-space utilization operations—we are working to give *Suica* a solid position as Japan's top IC card.



Since March 2007, *Suica* cards have been interchangeable with *PASMO* IC cards, enabling either of them to be used for all types of railway, subway, and bus services in the Tokyo region. People can use a single *Suica* card to obtain seamless transportation almost anywhere in greater Tokyo. The developments in March have given birth to what is believed to be the world's largest IC card network, and the total number of *Suica* and *PASMO* cards in use is expected to surpass 30 million. Plans are being made for JR East, JR Central, and JR West to collaborate regarding IC card tickets to enable the provision of new kinds of services. While consideration of cooperation with these and other companies is ongoing, I think that the IC card tickets for use with Japanese transportation networks will have the same technology and functions of *Suica* IC cards, so it seems that it will become possible to use *Suica* IC cards throughout Japan at some time in the future. *Suica* IC cards have advantages over other IC cards in that they can be used as electronic tickets to pay for transportation services as well as being used as electronic money to pay for purchases in stores. We plan to fully leverage this advantage while providing such additional services as *Mobile Suica* (a *Suica* version introduced in January 2006 that integrates *Suica* IC card functions with mobile phones), arranging additional alliances with other companies, and otherwise making *Suica* IC cards the first choice of most Japanese.



Please explain the progress JR East has been making in implementing the *New Frontier 2008* medium-term management plan.





Fiscal 2007, the second year of the four-year period covered by the *New Frontier 2008* plan, was a year in which the firmness of economic conditions in Japan was clearly evident, particularly in the travel and spending behavior of people in the greater Tokyo region. This supportive operating environment had a positive influence on our performance during the year, as did uptrends in our transportation services and station-space utilization business as well as our efforts to expand *Suica* services. Reflecting these situations, we were able to attain record high levels of operating revenues and net income.

Currently, several months into fiscal 2008, we have already passed the halfway mark in the period allotted for implementing *New Frontier 2008*. Because our profitability and cash flow are exceeding our original projections, our cash flow and ROA are steadily rising toward the target levels. Our ratio of total long-term debt to shareholders' equity has smoothly decreased even as we implement a record high level of investments.

While we will naturally continue striving to further increase these quantitative indicators, we are also aiming to make steady progress regarding such difficult-to-quantify objectives as ensuring "extreme safety" throughout our operations, improving the quality of services we provide to customers, and upgrading employee training programs. As operators of key social infrastructure systems, we recognize that we bear a particularly great responsibility to society and must make ceaseless efforts to achieve additional improvements in our performance. We are committed to conscientiously making those efforts.

Our "next stage" of operations has just begun. Our operations will not undergo a sharp short-term change during the "next stage," but we are confident that JR East will dramatically change over the next decade or two in a manner similar to its successful evolution over the past two decades, which was very difficult for people to imagine 20 years ago. So it is that in fiscal 2008 we are taking the first steps toward another dramatic corporate transformation over the long term, but we will be taking those steps carefully to make sure that we have a solid footing.

JR EAST GROUP MEDIUM-TERM MANAGEMENT PLAN

***New Frontier 2008:* New Creation and Evolution (FY06-FY09)**


Basic Management Policy (Three Reforms)
Offering Services That Reflect the Customer Viewpoint
Challenge ourselves to meet customer expectations
Building a Robust Group
Enhance the competitiveness and collective strength of the corporate group based on self-reliant management
Fulfilling Social Responsibility and Achieving Sustainable Growth
Sustain corporate growth by offering improved quality of life
Creating New Customer Values (Six Challenges)
■ Continue relentless efforts to provide safe and reliable transportation
■ Reinvent stations
■ Further enhance the convenience and comfort of railway operations
■ Grow non-transportation operations further
■ Enhance lifestyles through the Suica brand
■ Focus on research and development
Utilize the Synergies of the Group

Key Targets


Management Targets

Concrete Management Targets—Three Benchmarks

1	**To attain a total consolidated operating cash flow of ¥2 trillion for four years** JR East is simultaneously seeking to steadily reduce debt to increase the soundness of the Group's financial base and thereby enhance the Group's ability to achieve sustained business growth, proactively make capital investments to generate major business benefits in the future, and increase shareholder returns.
2	**To lower the ratio of long-term debt to shareholders' equity to approximately 2:1** To further increase the soundness of its financial base, JR East is proactively reducing debt, with the target of lowering the level of long-term debt to approximately two by fiscal 2009.
3	**To achieve a consolidated return on assets (ROA) of 6%** To promote the JR East Group's continued growth, JR East will work to make the most of its assets, with the target of raising ROA to 6% by fiscal 2009.


Environmental Targets

Concrete Environmental Targets—Three Benchmarks

JR East revised its environmental targets to coincide with the unveiling of *New Frontier 2008*, raising the bar for several targets that were reached ahead of the original March 2006 deadline. In addition, JR East set out new environmental targets for the Group as a whole.

Key targets for fiscal 2009 are shown below.

1	**Total CO_2 emissions from general business activities 22% reduction compared with FY91**
2	**Energy-saving railcars as a percentage of total rolling stock 82%**
3	**Recycling rate for waste generated at stations and on trains 45%**

Progress

Cash Flows from Operating Activities (Billions of yen)


FY '02
'03
'04
'05
'06
'07
'08
'09
'06~'09
(Target)
447.7
541.9 (FY06–FY07 989.6)
2,000
0
400
800
1,200
1,600
2,000
2,400

Improved performance in transportation operations, the *Station Renaissance* program, and other factors have increased revenues, and JR East has moved steadily ahead with cost-cutting measures. As a result, consolidated cash flow from operating activities is growing smoothly in line with plans, amounting to ¥541.9 billion in fiscal 2007.

Ratio of Total Long-Term Debt to Shareholders' Equity (Times)


FY '02
'03
'04
'05
'06
'07
'09
(Target)
2.7
2.4
2.0 (approximately)
0
1
2
3
4
5

Sustained efforts to reduce debt—along with a higher level of profitability than originally projected, which led to additional growth in shareholders' equity—enabled JR East to lower its ratio of total long-term debt to shareholders' equity to 2.4. This represents a significant and steady strengthening of the financial base in line with JR East's plans.

Ratio of Operating Income to Average Assets (ROA) (%)


FY '02
'03
'04
'05
'06
'07
'09
(Target)
5.9
6.2
6.0
0
1.6
3.2
4.8
6.4

JR East's assiduous efforts to increase the effectiveness of its asset employment raised ROA to 6.2% in fiscal 2007.

Total CO_2 Emissions from General Business Activities (Million tons-CO_2)


FY '91
'06
'09
(Target)
2.76
2.58
2.15*
0.0
0.5
1.0
1.5
2.0
2.5
3.0

*22% reduction compared with FY91

The introduction of energy-saving railcars and the promotion of comprehensive intermodal management for freight shipments have reduced CO_2 emissions related to electric power consumption. In this and other ways, JR East is relentlessly striving to reduce its CO_2 emissions.

Energy-Saving Railcars as a Percentage of Total Rolling Stock (%)


FY '06
'09
(Target)
81
82
0
15
30
45
60
75
90

At the end of fiscal 2006, JR East had introduced 9,944 energy-saving railcars and increased the share of such cars to 81%. Plans call for continuing to steadily introduce additional energy-saving railcars and thereby reduce the environmental impact of JR East's operations.

Recycling Rate for Waste Generated at Stations and on Trains (%)


FY '06
'09
(Target)
47
45
0
10
20
30
40
50

The installation of separate trash receptacles for different types of trash and the creation of recycling centers have enabled JR East to be increasingly thorough in separating the trash it collects. In this way, JR East is earnestly working to make effective use of natural resources.

Review of Operations

Pages 16▶▶▶30

Principal Businesses



Transportation

Shinkansen Network
High-speed train services linking Tokyo with major cities

Tokyo Metropolitan Area Network
Trains serving the Tokyo area, the largest market in Japan

Intercity and Regional Networks
Intercity transportation other than the Shinkansen network and regional transportation outside the Tokyo metropolitan area network

Travel Agency Services
View Plaza travel agencies and other outlets selling travel products

Bus Services
Bus services conducted in addition to railway operations


ecute

Station Space Utilization

Retailing
Retailing activities, such as kiosk outlets and convenience stores, at stations and sales of snacks, drinks, and other goods inside trains

Restaurants
Fast-food stores and a variety of restaurants operated mainly at or near stations



Shopping Centers & Office Buildings

Shopping Centers
Development and leasing of space to retailers and other tenants in shopping centers at stations

Office Buildings
Development and operation of buildings used primarily as office space



Other Services

Advertising and Publicity
Advertising and publicity in stations and inside trains

Hotel Operations
Chain hotel businesses, including *Metropolitan Hotels* and *HOTEL METS* operated as part of the *JR East Hotel Chain*

Information Services
Information processing, development, operations, and support for Internet businesses and related activities

Credit Card Business
The *View Card*, a credit card that is honored at stations, stores at stations, hotels, shopping centers, and VISA, JCB, or MasterCard card member merchants

Others
Wholesale, truck delivery, cleaning, and other businesses

Business Composition by Segment	Profile and Topics	Business Results (Billions of Yen)


69%
74%
● Operating revenues
○ Operating income

JR East's 7,526.8km rail network (excluding the Tokyo Monorail) covers the eastern half of Honshu, including the Tokyo metropolitan area. JR East operates a transportation business whose mainstay service is passenger railway transportation through the use of this very profitable network. In fiscal 2007, transportation operating revenues were ¥1,825.4 billion ($15,469 million) and operating income was ¥319.0 billion ($2,704 million).


0
500
1,000
1,500
2,000
FY '03
'04
'05
'06
'07
0
100
200
300
400
Operating revenues
Operating income


8%
● Operating revenues
○ Operating income

About 16 million passengers use JR East's stations every day. Station space utilization offers retailing and restaurant services to these customers through outlets at stations and sales inside trains. Station space utilization operating revenues were ¥400.0 billion ($3,390 million) and operating income was ¥33.2 billion ($282 million) in fiscal 2007.


0
100
200
300
400
FY '03
'04
'05
'06
'07
0
10
20
30
40
Operating revenues
Operating income


14%
● Operating revenues
○ Operating income

JR East leases space to retailers and other tenants in shopping centers and office buildings developed on property already owned by JR East within or near station premises throughout its service area. Shopping centers & office buildings operating revenues were ¥197.1 billion ($1,671 million) and operating income was ¥58.6 billion ($497 million) in fiscal 2007.


0
50
100
150
200
FY '03
'04
'05
'06
'07
0
15
30
45
60
Operating revenues
Operating income


3%
4%
● Operating revenues
○ Operating income

JR East conducts a number of other business activities, most of which are aimed at leveraging the customer base at railway station and other facilities of its core passenger railway transportation business. Major businesses in the other services segment include advertising and publicity, hotel operations, information services, credit card business, and other services. Additional activities include construction and car rentals. In fiscal 2007, other services operating revenues were ¥234.8 billion ($1,990 million) and operating income was ¥17.9 billion ($152 million).


0
60
120
180
240
FY '03
'04
'05
'06
'07
0
5
10
15
20
Operating revenues
Operating income

Shinkansen Network

Competition with Airlines

	Time Required	Fare	Number per Day
Akita Hybrid Shinkansen	3:50	¥16,810	15
Aircraft (Akita Airport)	2:53	¥24,110	7

	Time Required	Fare	Number per Day
Joetsu Shinkansen + Uetsu Honsen	3:55	¥13,880	7
Aircraft (Shonai Airport)	2:38	¥20,040	4

	Time Required	Fare	Number per Day
Tohoku Shinkansen (Hachinohe)	2:56	¥15,350	15
Aircraft (Misawa Airport)	3:18	¥28,940	3

	Time Required	Fare	Number per Day
Tohoku Shinkansen + Tohoku Honsen (Aomori)	3:59	¥16,890	15
Aircraft (Aomori Airport)	2:58	¥28,780	6

	Time Required	Fare	Number per Day
Yamagata Hybrid Shinkansen	2:30	¥11,030	16
Aircraft (Yamagata Airport)	2:48	¥18,060	1



□ Tokyo-Aomori
3.0 million passengers per year
32%
68%
□ Tokyo-Akita
2.3 million passengers per year
42%
58%
□ Tokyo-Sakata
0.8 million passengers per year
51%
49%
□ Tokyo-Niigata
4.7 million passengers per year
100%
□ Tokyo-Yamagata
2.5 million passengers per year
2%
98%
□ Tokyo-Sendai
8.5 million passengers per year
100%
Shin-Aomori
Misawa Airport
Aomori Airport
Hachinohe
Odate-Noshiro Airport
Akita
Akita Airport
Morioka
Hanamaki Airport
Sakata
Shonai Airport
Shinjo
Yamagata Airport
Yamagata
Niigata
Niigata Airport
Sendai
Sendai Airport
Fukushima
Joetsu
Echigoyuzawa
Nagano
Fukushima Airport
Karuizawa
Matsumoto
Matsumoto Airport
Takasaki
Utsunomiya
Mito
Omiya
Kofu
Tokyo
Narita Airport
Haneda Airport

Note: This information is from the June 2007 JR timetable. "Time Required" is based on the time it takes for a regular train operating at maximum speed to reach the given destination. Aircraft times include the 53 minutes it takes to travel from Tokyo Station to Haneda Airport using JR lines and the Tokyo Monorail as well as the time it takes upon arrival for airport buses to reach their destinations. JR fares are for one-way, regular fares, including surcharges for reserved seating. Airfares are also for one-way, regular fares and are for the same month as the JR fares.

Passenger Kilometers and Revenues from Passenger Tickets (Millions, Millions of Yen)



0
4,000
8,000
12,000
16,000
20,000
FY
'03
'04
'05
'06
'07
0
100,000
200,000
300,000
400,000
500,000
Passenger kilometers
Revenues from passenger tickets

Overview

For JR East, its Shinkansen services rank alongside its transportation services in the Tokyo metropolitan area as a mainstay business. JR East operates a five-route Shinkansen network that links Tokyo with the regions of Tohoku, Joetsu, Nagano, Yamagata, and Akita. Specially designed hybrid Shinkansen trains—capable of running on the tracks of conventional lines as well as Shinkansen lines—serve the Yamagata and Akita regions.

In Japan, trains are generally considered superior to airplanes for medium-to-long-distance trips of up to 750km in length. The distance from Tokyo to the principal cities in JR East's operating area falls within this range, placing JR East in a superior competitive position vis-à-vis airlines.

Moreover, JR East has relentlessly done its utmost to ensure the safety and dependability of its transportation services. JR East's Shinkansen trains have been only 30 seconds late on average since the start of the service, and JR East is determined to sustain its outstanding performance in providing dependable transportation.

Topics

Increasing Transportation Capacity in Line with Seasonal Demand Fluctuations

JR East faces sharp surges in demand for Shinkansen services during major holiday periods—such as those of Golden Week, the *Bon* Festival, and the end and start of each year—as well as during ordinary and three-day weekends. The rise in demand at such times ranges from 140% to 180%, and JR East responds to these surges by increasing the number of trains it runs to the maximum possible extent. JR East believes that the principal missions of its Shinkansen operations include the mission of continually working to increase the number of passengers served, even if only by a single passenger.


Shinkansen trains

Outlook

FASTECH 360—Developing Bullet Trains with the World's Highest Levels of Speed and Reliability

JR East has moved ahead with the development of Shinkansen trains with the technical goal of achieving operational speeds up to 360km/h and simultaneously attaining the world's highest levels of speed, reliability, environmental compatibility, and comfort. JR East is developing two high-speed test railcar prototypes, the *FASTECH 360S*, which has been undergoing operational trials since June 2005, and the *FASTECH 360Z* hybrid, which has been undergoing operational trials since April 2006.


FASTECH 360Z and 360S


New electronic schedule board installed at Tokyo Station to augment capabilities for flexibly responding to the addition of Shinkansen trains

Shinkansen Line Extensions

The Japan Railway Construction, Transport and Technology Agency (JRTT) is constructing extensions to the Tohoku Shinkansen Line between Hachinohe and Shin-Aomori and to the Hokuriku Shinkansen Line between Nagano and Kanazawa (Joetsu marks the limit of JR East's service area). The Hachinohe–Shin-Aomori segment is scheduled to be completed at the end of fiscal 2011, and the Nagano–Kanazawa segment is expected to be finished by the end of fiscal 2015 (see page 52 for details).

Tokyo Metropolitan Area Network

Enhanced Service on Conventional Lines around the Tokyo Metropolitan Area Network


Mar. 2006: Reciprocal through operations with Tobu Railway Co., Ltd.
Oct. 2004: *Green Cars* on the Utsunomiya, Takasaki, and Shonan-Shinjuku lines
Spring 2007: Placing of *Green Cars* on the Joban Line
FY2010 (est.): Tohoku Through Line
Oct. 2004: Increased frequency on the Shonan-Shinjuku Line
FY2010 (est.): Opening of New Musashi-Kosugi Station
Dec. 2002: Through operations on the Saikyo and Rinkai lines
Through operations with Sotetsu Line (planned)
Mar. 2007: Increased frequency of the Tokyo Monorail
Omiya
Toride
Akabane
Ikebukuro
Ueno
Haijima
Tachikawa
Nishi-Kokubunji
Shinjuku
Hachioji
Tokyo
Hamamatsucho
Shin-Kiba
Shinagawa
Osaki
Chiba
Soga
Haneda Airport Terminal 2
Yokohama



Concept illustration of the Tohoku Through Line


Seating service
Through operation
Shonan-Shinjuku Line
Tokyo Monorail
Rinkai Line (TWR)
Tohoku Through Line

Passenger Kilometers and Revenues from Passenger Tickets (Millions, Millions of Yen)


0
20,000
40,000
60,000
80,000
FY
'03
'04
'05
'06
'07
0
250,000
500,000
750,000
1,000,000
Passenger kilometers
Revenues from passenger tickets

Overview

The Tokyo metropolitan area train line network boasts a total route length of about 1,100km, including numerous lines that are within central Tokyo as well as those linking central Tokyo with nearby suburban cities. Most of the network is within a 100km radius of Tokyo Station. JR East accounts for nearly half of the Tokyo area's huge, highly profitable rail transportation market in terms of passenger kilometers and operating revenues (see page 90 for details).

JR East has worked to strengthen its network without undertaking large-scale capital investment projects, by making the most of its existing infrastructure through such measures as those to develop new routes that share existing line segments with other services, increase the number of trains, and lengthen trains. In the 20 years since its establishment, JR East has increased its capacity by an amount roughly three times the average capacity of its major Tokyo competitors. In these ways, JR East has countered competition from growing subway networks and other railway systems.

Topics

Green Cars—Extended Coverage Area and Added Value

Since JR East added double-decker *Green Cars* to local trains on sections of the Shonan-Shinjuku, Utsunomiya,

and Takasaki lines in October 2004, this service has been highly evaluated by passengers. Reflecting its policy of sustaining efforts to better meet passengers' seating needs and thereby improve its profitability, JR East added *Green Cars* to local trains on an additional line—the Joban Line—at the time of its March 2007 timetable revision.



Green Cars on the Joban Line

Through Service—Increased Number of Shonan-Shinjuku Line Trains and Limited Express Through Service

By sharing existing line segments with other services, JR East launched the Shonan-Shinjuku Line in December 2001. The route has improved passenger flow by eliminating the need to change trains when traveling between suburban cities in the northern and southern districts of the Tokyo metropolitan area.

Initially, the Shonan-Shinjuku Line carried only 25 round-trip trains a day, but the number of such trains was raised from 38 to 64 in October 2004, reflecting particularly large increases in the number of trains running during morning and evening peak commuting periods. JR East estimates that boosting the number of round-trips per day on this line had the effect of increasing its revenues by approximately ¥2.3 billion in fiscal 2006 and ¥1.0 billion in fiscal 2007.



Shonan-Shinjuku Line

Besides this, in March 2006, JR East and Tobu Railway Company cooperatively initiated a limited express through service linking Shinjuku Station with Tobu-Nikko and Kinugawa-Onsen stations. This new route from western Tokyo, particularly popular on weekends and holidays, is generating tangible benefits in stimulating greater tourism in the Nikko-Kinugawa Onsen area.



Limited express for the Nikko-Kinugawa Onsen area

Introduction of New Railcars

To further improve the convenience and amenity of its Tokyo metropolitan area network, JR East is introducing new railcars developed with particular emphasis on accident resistance, people friendliness, and improved performance regarding information provision to passengers and other railcar functions. Since December 2006, a growing number of these new railcars have been placed in operation on the Chuo, Ome, and Itsukaichi lines. The new cars feature backups for the main equipment to reduce service disruptions. Moreover, to better meet the special needs of seniors, women, and the physically challenged, the railcars' priority seating areas have been clearly marked through the use of contrasting colors in those areas, and the heights of luggage racks and hand straps around priority seating areas and in women-only railcars have been lowered. Information display devices have been installed above each door to enable the initiation of a service providing passengers with train schedule information, news, and other information.



New E233 series railcars

From sometime around autumn 2007, the new railcars will be introduced on the Keihin-Tohoku and Negishi lines, and plans call for the railcars to be introduced to the Joban Local Line from sometime around summer 2008.

Outlook

Tohoku Through Line Concept

JR East aims to establish a new through route by laying additional double tracks between Ueno Station—the terminus of medium-distance trains arriving in Tokyo from the north—and Tokyo Station—the terminus of medium-distance trains arriving in Tokyo from the south. The project is expected to cost approximately ¥30 billion.

Intercity and Regional Networks



Sendai Airport Line



Hybrid railcars

Overview

Accounting for more than 70% of JR East's total network, JR East's intercity and regional networks provide non-Shinkansen intercity services and regional services not covered by the Tokyo metropolitan area network. The intercity network mainly comprises limited express trains, and JR East continues to upgrade services through such measures as those to introduce new types of railcars and more convenient timetables.

JR East is working to progressively improve the business performance of the regional network by scheduling services in line with trends in customer needs as well as through such efficiency-boosting measures as those to operate trains with only one crew member, reduce maintenance costs, and introduce energy-saving trains.

Topics

Timetable Revision

In March 2007, JR East implemented a timetable revision and also initiated a mutual line-sharing arrangement with the railway that operates the Sendai Airport Line. This service is expected to attract considerable patronage by people using Sendai Airport and people living along the line as well as customers and employees of Diamond City—one of the Tohoku region's largest commercial facilities—which is being constructed adjacent to a station on that line.

Responding to the Advent of the Car-Oriented Society

Particularly in rural areas, the advantages of automobiles are increasing, due to highway construction and improvements in local road networks. JR East is adapting to this and seeking new earning opportunities by introducing diverse services that harmonize with road travel, such as park-and-ride, bus, and rent-a-car services.

Introduction of the World's First Hybrid Railcars

From fiscal 2008, JR East will begin the commercial operation of the world's first hybrid diesel/electric battery-powered railcars, which are designed to reduce the environmental impact of the Koumi Line. In addition to being more fuel efficient and quieter than conventional energy-saving railcars, a hybrid railcar's emissions are expected to contain approximately 60% less NOx, graphite, and other particulates. Seeking to create systems that reduce the burden humankind places on the natural environment, JR East is moving forward with R&D programs focused on railcar fuel cell drive systems. Based on the results of these programs, JR East intends to undertake the development of the world's first hybrid fuel cell railcars.

Passenger Kilometers and Revenues from Passenger Tickets (Millions, Millions of Yen)


0
8,000
16,000
24,000
32,000
FY
'03
'04
'05
'06
'07
0
100,000
200,000
300,000
400,000
Passenger kilometers
Revenues from passenger tickets

Travel Agency Services

Overview

Unlike the business models of other travel agencies, JR East's travel agency business model calls for unearthing new tourist destinations, developing related travel packages, and extensively advertising the travel packages, thereby triggering "booms" that stimulate railway usage and regional economies. During fiscal 2007, JR East marketed its travel packages—*View Travel Products*—through JR East's *View Plaza* facilities within train stations and also proactively expanded their marketing through such additional channels as websites and other travel agencies. As a result, the number of people using these packages surged 9.4% from the fiscal 2006 level, to 2.64 million.


Otona no Kyujitsu Club poster

Topics

Appealing to Seniors—*Otona no Kyujitsu Club*

In view of Japan's demographic graying, JR East is proactively working to meet the needs of a target group of people in their 50s or older and make them fans of JR East travel packages from as young an age as possible. As one means of doing this, JR East created two membership clubs—*Otona no Kyujitsu Club: Zipangu,* for men aged 65 and older and women aged 60 and older, and *Otona no Kyujitsu Club: Middle,* for anyone aged 50 and older—and is working to increase the number of members, who are all holders of JR East's *View Card* credit card. Through newsletters and other media, club members are directly offered discounts and member-only tour packages that promote greater use of JR East rail services, and they are also provided with information on diverse sales promotion campaigns JR East carries out in cooperation with other companies. At the end of June 2007, membership in the two clubs rose to 660,000.


Tourist trains near the scenic Shirakami Sanchi mountain region

Tour Products That Increase the Vitality of Tourist Areas

The geographic area in which JR East conducts its operations is rich in such diverse tourism resources as those related to history, culture, architecture, and festivals, and they include such registered UNESCO World Heritage Sites as the Shirakami Sanchi mountain range and Nikko. JR East cooperates with individual regions to develop their tourism resources and creates and markets a wide variety of *View* tourism packages that help augment the flow of tourists to those regions.


New-type *View Plaza*

New Type of *View Plaza* Facilities

From April 2007, JR East opened new-type *View Plaza* facilities that combine travel counters with JR Ticket Offices (*Midori-no-Madoguchi*), travel service counters, and reserved seat ticket vending machines at the Shinagawa, Kawasaki, Hachioji, and Nagaoka stations and four other stations. *View Plazas* created previously have contained only travel counters, and the new facilities are working to create flexibly responsive systems that quickly serve customers who are in a hurry to obtain tickets while also enabling leisurely consulting with those customers who are seeking assistance in making travel plans.

Station Space Utilization

***Station Renaissance*—Future Development**



Omiya
Tabata
Tachikawa
Mitaka
Koenji
Ueno
Tokyo
Nishi-Funabashi
Shinagawa
Ofuna

Station	Opening	Store Space
Ueno	Feb. 2002	5,900m²
Fukushima	Mar. 2004	900m²*
Mito	Mar. 2005	1,900m²*
Omiya	Mar. 2005	4,900m²*
Koriyama	Mar. 2005	3,200m²*
Nishi-Funabashi	Mar. 2005	2,100m²
Utsunomiya	Aug. 2005	1,500m²*
Shinagawa	Oct. 2005	1,600m²
Takasaki	Dec. 2005	2,000m²*
Ofuna	Phase I Feb. 2006	600m²
	Grand opening Mar. 2007	1,100m²
Morioka	Feb. 2006	4,100m²*
Koenji	Mar. 2006	450m²
Tokyo	Oct. 2007	1,500m²
Tachikawa	Autumn 2007	4,100m²
Mitaka	Winter 2007	1,500m²
Tabata	Autumn 2008	1,800m²*

* Includes shopping center reconstruction



Food theater

Omiya Station


Shinagawa Station


Nishi-Funabashi Station


Ofuna Station

Overview

As its stations—used by roughly 16 million passengers a day—are its largest management resource, JR East operates a wide range of related businesses, including retail outlets and restaurants, that enhance customer convenience and comfort while raising profitability. Many of the stations have high passenger volumes—88 stations were used by more than 100,000 passengers a day, including 35 used by more than 200,000, in fiscal 2007. Given those volumes, there is clearly significant potential for the further development of non-transportation services.

Topics

ecute—Retailing Operations inside Ticket Gates

As part of its *Station Renaissance* program—a campaign designed to maximize the appeal of stations, its key management resource—JR East is creating "station building shopping complexes" in unified spaces inside ticket gates based on the new *ecute* business model. JR East opened the first such complex, *ecute Omiya,* in March 2005, followed by *ecute Shinagawa,* which began operating in October 2005.

Both Omiya Station and Shinagawa Station rank among Japan's top terminal stations—being used each day by approximately 460,000 and 610,000 passengers, respectively—and their *ecute* complexes are designed to meet the needs of diverse customers. In addition, the complexes are implementing various kinds of merchandising strategies based on an integrated service concept and other features that create unified commercial space. Measures are being taken to further increase the complexes' convenience and attractiveness through such initiatives as those to enhance barrier-free characteristics and introduce environment-friendly design themes, and the complexes have earned high evaluations from customers.

In fiscal 2007, *ecute Omiya* generated ¥920 million in net sales, up 10.6% from fiscal 2006, and *ecute Shinagawa* recorded ¥710 million in net sales, up 14.1%.


NEWDAYS

Station Retailing Operations

At the end of fiscal 2007, JR East's station retailing operations other than *ecute* complexes were centered on 777 *LET'S KIOSK* outlets, 172 *NEWDAYS* convenience stores, and 232 *NEWDAYS MINI* compact convenience stores.


Concept illustration of *ecute Tachikawa*

Convenience store operations are an extremely promising business format, with average daily store sales approaching those of major convenience store chains in Japan. JR East is striving to step up the efficiency of convenience store operations by further integrating product distribution and other systems.

Regarding kiosk operations, JR East has begun seeking to strengthen profitability through various reform measures, including those designed to considerably lower personnel costs.


Concept illustration of *GranSta* shopping complex in Tokyo Station

Outlook

***Station Renaissance* Plans**

ecute Tachikawa is scheduled to open for business in October 2007 at Tachikawa Station, which is a terminal station in western Tokyo used daily by approximately 300,000 people. The project entails the development of 11,500m² of floor space, including areas outside ticket gates. Plans call for creating stores specializing in such products as sweets and fashion goods as well as coffee shops, while also offering a day-care center and a comprehensive medical clinic. The complex is projected to initially generate approximately ¥6.3 billion in annual sales.

In addition, JR East will begin operating the *GranSta* shopping complex on the basement level within the concourse area of Tokyo Station in October 2007. This complex is expected to have about 50 stores—including a delicatessen, sweets shop, bakery, coffee shop, and grocery store—with a total of 4,500m² of floor space. The complex is expected to record roughly ¥5.6 billion in annual sales.

Shopping Centers & Office Buildings

Concept illustration of *Tokyo Station City*



Sapia Tower

Overview

JR East's stations and surrounding property are assets with great potential, and JR East is seeking to make the most of this potential by developing diverse types of shopping centers—primarily facilities in the *LUMINE*, *atré*, and *S-PAL* chains—that are designed to match the special characteristics of each location and to wield powerful capabilities for attracting customers.

Regarding office building development, JR East is concentrating primarily on the development and management of office buildings that offer extraordinary levels of convenience due to their direct links to train stations. JR East is devoting particular attention to large-scale urban space and cityscape creation projects in the area around Tokyo Station, which is used by 760,000 passengers a day. By constructing a state-of-the-art business center in this area that effectively leverages the benefits of proximity to the station building, JR East is preparing to provide highly functional office space that meets diverse needs.

As of March 31, 2007, JR East operated 123 shopping centers and 18 office buildings.

Topics

Opening of *Sapia Tower*

In March 2007, JR East completed the first element of the *Tokyo Station City* project around Tokyo Station, *Sapia Tower*, a 35-story multipurpose

building with four basement floors on the Nihombashi side (north side) of the station. The tower includes office, conference, and hotel zones.

The tenants that have been moving into *Sapia Tower* since March include companies, universities and other educational institutions, and medical corporations. Some corporate tenants are moving their head office to the building to take advantage of its outstanding location, while many tenants intend to employ the building's conferencing facilities for business consulting, seminars, and recruiting activities. *Sapia Tower* will also act as a knowledge exchange and information transmission hub due to the many universities and other educational institutions taking up occupancy, some of which will use space in the building as a Tokyo campus for graduate school courses or as an office that arranges collaboration with industry and the government.



atré Ebisu

Reorganization Moves

In accordance with its efforts to increase the JR East Group's resource utilization efficiency and optimize resource allocation through the implementation of "autonomy and collaboration" and "selection and concentration" strategies, JR East has continued to move ahead with the reorganization of shopping center and office development projects through the creation of joint ventures. As of April 2006, JR East took a further step in reorganizing its shopping center management operations by creating two joint ventures with five participating companies.



Shinagawa East Building

Outlook

Tokyo Station City

Beginning with the recent opening of *Sapia Tower*, the *Tokyo Station City* development project has entered its full-scale commercial operations stage. On the station's Yaesu side (east side), JR East is collaborating with four companies that own land in the area to develop twin 200m towers—*GranTokyo North Tower* and *GranTokyo South Tower*—and a station-front plaza. These twin towers are scheduled to be completed in October 2007, and plans call for completing the various other portions of the development project in spring 2013.

The start of commercial operation of *Sapia Tower*, *GranTokyo North Tower*, and *GranTokyo South Tower* is projected to generate approximately ¥11.5 billion in gross revenue during fiscal 2008.

Other Business Development

JR East is continuing to draft plans for future business development at Shinjuku, Shibuya, and other terminal stations.



Concept illustration of the future business development of Shinjuku Station



Suica Topics—Personal ID Confirmation Function

A newly developed *Building Entrance/Departure Administration System* employs the extremely high security capabilities of *Suica*'s personal ID confirmation function. This system can be used to record the times of individuals' arrivals at and departures from a building; to facilitate corporate personnel management processes regarding employees' working hours; and to control such equipment as lighting, air-conditioning, and elevators. The system has already been installed at such JR East office buildings as *Sapia Tower*, *Shinagawa East Building*, and the *Tokyo Building*.



Other Services—Advertising and Publicity


Railcar body advertising


しんじゅく
Video advertising system on the Chuo Line

Overview

The JR East Group's transportation advertising operations mainly focus on station concourses and railcars. In Japan, transportation facilities are a major advertising medium, ranking higher than radio and below only television, newspapers, magazines, and the Internet in terms of power.

Transportation advertising accounted for 4.2%, or ¥250.5 billion, of the ¥5,995.4 billion that Japanese companies spent on advertising in 2006 (source: Dentsu Inc.). Transportation advertising is a unique advertising medium in that it enables companies to repeatedly appeal to potential customers as they commute to work or school and go about their everyday business. In addition to selling conventional station poster and signboard space, JR East is working to increase revenues by marketing unused station spaces, such as floors and automatic ticket gates.

Topics & Outlook

Train Channel Video Advertising

Rolled out in April 2002, the E231 series railcars used on the Yamanote Line feature two 15-inch monitors above each door, one of which displays updates on the train's progress and one of which shows sponsored video content. Since October 2005, JR East has augmented the volume of data presented and increased the speed of data transmission to the displays. These measures have made it possible to show a more diverse range of sponsored video content. Since fiscal 2006, the introduction of railcars on the Chuo Line with this video advertising system has expanded the system's audience, and railcars scheduled to be introduced on the Keihin-Tohoku Line from the current fiscal year will also have this system.

New Media Employing New Technologies

As part of its strategy for developing and using new media that employ new technologies, JR East has since December 2006 installed large video monitors within Shinjuku Station and Shibuya Station for pilot operation displaying sponsored video content distributed over the Internet. The programs displayed are edited to optimize the content shown at different locations and times. In some cases, sponsored video content from the Train Channel is shown, but diverse tests are being conducted of the display of animated content, documentary videos, and other new kinds of content as well as train-related information.


Suica


Suica Topics—*SuiPo*

SuiPo (*Suica* Poster) is a new transportation advertising medium enabling people to interact with wall posters in train stations and other advertisements by using a *Suica* card and an Internet accessible mobile phone. Since April 2007, JR East has expanded the application of *SuiPo* technology at Ikebukuro, Tokyo, Shibuya, Ueno, and Shimbashi stations. After registering their *Suica* cards and telephones for the *SuiPo* system, people can obtain emailed information related to products and services by simply touching their cards or *Mobile Suica* phones to readers adjacent to the posters. The system is a promising new advertising medium, and the scope of its application is expected to continue growing.



Other Services—Hotel Operations


Hotel Metropolitan in Ikebukuro

Overview

JR East operates several types of hotels, including city, business, and long-stay hotels. As of March 31, 2007, JR East had a total of approximately 5,000 guest rooms in 39 hotels.

The core of the Group's hotel operations is its nine *Metropolitan Hotels,* which are city hotels situated mainly in the Tokyo metropolitan area and at major terminal stations in regional cities. Their prime locations near stations give these hotels a competitive advantage, and they also offer a well-balanced array of sophisticated accommodation, restaurant, and reception facility services.

HOTEL METS are lodging-oriented business hotels offering comfortable, reasonably priced rooms comparable to those of city hotels. As of March 31, 2007, there were 18 *HOTEL METS* in operation (including those operated by franchisees), primarily in the Tokyo metropolitan area. Almost all of those hotels are either directly linked with or close to stations.

Since April 1, 2007, JR East has worked to build a more-efficient management organization and to bolster competitiveness by reorganizing the Group company that manages hotels in the Tokyo metropolitan area.


Entrance of *Hotel Metropolitan Marunouchi*

Topics

Metropolitan Hotels

In May 2007, *Hotel Metropolitan Marunouchi* began operating with approximately 350 single and double guest rooms occupying the upper stories of *Sapia Tower,* which was completed in March 2007 as part of the *Tokyo Station City* development project. Situated in the Marunouchi district—one of Japan's premier business districts—this sophisticated hotel is providing customers with high-grade lodging services while also making use of its location near Tokyo Station to flexibly provide businesspeople with diverse services.


Executive twin room in *Hotel Metropolitan Marunouchi*

HOTEL METS Chain

In March 2007, JR East opened the 110-room *HOTEL METS Koenji* at Koenji Station, which is used daily by approximately 100,000 JR East passengers. This hotel is the 18th facility in JR East's growing *HOTEL METS* chain. In addition to use by businesspeople, the new hotel is expected to be used as a community gathering place and as a guesthouse for people living nearby. In spring 2008, *HOTEL METS Tachikawa* is scheduled to open at Tachikawa Station.

Hotel Construction in the Marunouchi Building Portion of Tokyo Station

On the Marunouchi side (west side) of Tokyo Station, JR East is implementing a project aimed at preserving and refurbishing the historic Marunouchi Building and creating a station-front plaza area. Construction work in the building is progressing steadily and expected to be completed in fiscal 2012. Plans call for creating a new hotel worthy of occupying the Marunouchi Building, which is an important part of Japan's cultural heritage as well as being the symbolic face of Japan's most central railway station.

Suica, the Next Step

Overview

In November 2001, JR East launched the *Suica* next-generation fare card system employing IC cards. Since *Suica* service was begun, JR East has steadily increased its convenience through such measures as those to expand the geographic usage area and add new *Suica* shopping (electronic money) services and *Mobile Suica* services. From March 2007, interchangeable IC fare card service was begun by transportation companies in the Tokyo metropolitan area, making it possible to pay fares for almost all rail and bus routes in the region with a single *Suica* or *PASMO* card. In the near future, the total number of *Suica* and *PASMO* cards in use is expected to reach approximately 30 million.



Future Development

Point-Card Service:

From June 2007, an exchangeable point-card service will be offered in connection with *Suica* shopping (electronic money) services. Initially, approximately 3,100 shops and restaurants will participate in the point-card service. Users can use their accumulated points to pay train and bus fares as well as for shopping and other applications.

Expansion of Usage Area:

Suica can currently be used in the Tokyo metropolitan area, Sendai area, Niigata area, and Kinki region, and plans call for increasing user convenience by expanding the usage area to include the Nagoya, Shizuoka, Okayama, and Hiroshima areas from March 2008.



***Mobile Suica* Use for Shinkansen Services:**



From March 2008, the scope of *Mobile Suica* usage will be expanded to include JR East's Shinkansen lines (the Tohoku, Joetsu, Nagano, Yamagata, and Akita lines) as well as the Tokaido Shinkansen Line (between Tokyo and Shin-Osaka).


JR East's Shinkansen lines
Tokaido Shinkansen
Hachinohe
Akita
Shinjo
Sendai
Nigata
Nagano
Omiya
Tokyo
Nagoya
Shizuoka
Okayama
Shin-Osaka
Hiroshima

* Since January 2006, *Suica* services have been supplemented by *Mobile Suica* services that employ the display and communications functions of mobile telephones. As of March 31, 2007, the number of *Mobile Suica* users was approximately 430,000.

Management Systems

Pages 31 ►►► 40

Contents



Safety

Since its founding, JR East has positioned "safety" as its top-priority management objective and made diverse efforts to promote greater safety in its operations. The JR East Group has worked concertedly to build safety-promotion systems, aiming to be the No. 1 railway in the world with respect to safety. Within a list of key management objectives in the *New Frontier 2008* medium-term business plan, the objective of "constantly striving to ensure the safety and stability of transportation operations" is at the top, and JR East has been taking numerous additional safety-enhancing initiatives during the past four years in accordance with its five-year *Safety Plan 2008*.

Safety Plan 2008

Aiming to attain ever higher levels of safety, JR East has since its incorporation continually drafted and implemented safety plans. These plans and the uplifted safety consciousness of each of its employees have enabled JR East to reduce the number of railway accidents to approximately one-fourth the level immediately following JR East's incorporation. The safety plans have entailed safety-related investments with a cumulative value in excess of ¥1.9 trillion, accounting for over 40% of the parent company's total capital investments. Since March 2004, JR East has been implementing *Safety Plan 2008*, which has the target of "reducing accidents causing injuries to and fatalities of our customers and employees to zero." Based on this plan, JR East is moving ahead with efforts to reconfirm all aspects of its safety systems, including the most fundamental features, and rebuild those parts of the systems that can be improved.

Safety Management

Increasing safety requires capabilities for correctly examining accidents and potential accidents, accurately determining the causes, and thoroughly implementing countermeasures. JR East is building management systems designed to ensure that these processes are consistently and effectively carried out.

JR East's safety promotion system for railway operations centers on the Railway Safety Promotion Committee, which is chaired by a vice president, and also includes the Transportation Reliability/Stability Improvement Committee, which is seeking to build systems that support railway service of the highest quality. The JR East Group also is working to improve its JES-Net25 system, which covers the operations of 25 Group companies engaged in construction work or other business that has a direct impact on railway operations.

Trends in Railway Accidents



(Number of Accidents)
400
300
200
100
0
FY'88'89'90'91'92'93'94'95'96'97'98'99'00'01'02'03'04'05'06'07
Damage to Railway Facilities
Fatalities or Injuries
Accidents at Railway Crossings
Train Collisions

Safety-Related Investment (Nonconsolidated)



(Billions of Yen)
400
300
200
100
0
FY'88'89'90'91'92'93'94'95'96'97'98'99'00'01'02'03'04'05'06'07'08
(Planned)
Other Investment
Safety-Related Investment

Safety Plan 2008

Priority improvement plan for safety equipment

Safety enhancement

Our target

Reducing accidents causing injuries to and fatalities of our customers and employees to

zero

Safety management reforms

Creating culture of safety

Safety Research System

Another part of JR East's effort to attain higher levels of safety is the Company's R&D programs aimed at creating diverse new kinds of safety technologies and systems. The JR East Research and Development Center conducts research related to human factors involved with railway safety and research designed to clarify derailment mechanisms for Shinkansen and other kinds of trains and come up with countermeasures. It also works to develop specific safety measures, such as engineering methods for reinforcing elevated railway track supports and other earthquake countermeasures. Following the tragic accident on the Uetsu Line, JR East established a Disaster Prevention Research Laboratory within the Research and Development Center. This laboratory has the mission of helping prevent railway disasters due to natural phenomena by conducting research programs related to such natural phenomena as strong winds and earthquakes as well as programs aimed at devising countermeasures.


Sensor mat for halting train movement when a passenger has fallen from a platform onto the track area.

Safety Education

The JR East General Education Center and the training centers of each branch office regularly implement educational and training courses related to safety systems, safety rules, and other safety-related issues. In addition, as part of its efforts to make learning the lessons of past accidents an integral part of its corporate culture, JR East has established an Accident History Exhibition Hall within the JR East General Education Center.


JR East's Accident History Exhibition Hall

Creating a Safety-Oriented Culture

To help a safety-oriented culture sink deep roots in all workplaces, JR East organizes an ongoing *Challenge Safety* program that encourages all employees to take note of safety issues evident in the course of their daily work, discuss countermeasures and set related action targets, implement effective countermeasures, and then address additional issues. In addition, JR East arranges the *Head Office Safety* campaign, which helps facilitate direct discussions between top executives and frontline employees, and the annual *Railway Safety Symposium,* which endeavors to infuse the other safety programs with new ideas that generate still higher levels of productive dynamism. Moreover, because the cooperation of passengers and local communities is a crucial requirement for comprehensive railway safety, JR East implements such programs as *Platform Safety* campaigns, which promote safety on railway platforms and in other parts of stations, and *Railway Crossing Accident Prevention* campaigns, which encourage drivers and pedestrians to emphasize safety when traversing railway crossings.


踏切の
脱出方法
講習中。
Railway Crossing Accident Prevention campaign poster

Upgrading Safety Equipment

Safety Plan 2008 calls for the investment of ¥400 billion over a five-year period with the objective of preventing major accidents. These investments include those to accelerate the implementation of earthquake countermeasures based on lessons learned from the Niigata Chuetsu Earthquake and other temblors, the installation of Automatic Train Stop devices (ATS-P and ATS-Ps types) that prevent train collisions, and the steady installation of other key safety equipment. Plans call for implementing ¥145.0 billion in safety-related investment during fiscal 2008.


Reinforcement of supports for elevated Shinkansen tracks

Corporate Social Responsibility

Reflecting Japan's history of railway construction pursued as a means of promoting social progress, the JR East Group's core railway operations have extremely strong ties with Japanese society on both national and local levels. In view of this, the JR East Group strives to contribute to society through its business operations and to develop its operations while cultivating a corporate culture that gives strong emphasis to corporate social responsibility.

What is the JR East Group's ideal role in society and what kind of social contributions should the Group make? The JR East Group's social mission is clearly described in the Group Philosophy, which specifies that the Group should be a "Trusted Life-style Service Creating Group" that seeks sustained business development in step with customer needs and generates profit while fulfilling its social responsibilities.

By developing its operations in accordance with its Group Philosophy and Action Policies, JR East is striving to live up to the trust and expectations of society and stakeholders.

Social Initiatives

Day Care and Nursing Care Services near Stations

Along with its *Station Day Care* facilities for children, the JR East Group is proactively cooperating with local governments and other entities to develop *Station Nursing Care* facilities for seniors, in response to the growing needs associated with Japan's demographic graying. These facilities, all conveniently located near train stations, provide users with confidence and peace of mind. As of April 2006, JR East had established 18 *Station Day Care* facilities and 3 *Station Nursing Care* facilities.



The *Seiga Day Care Center* is conveniently located adjacent to the Saikyo Line. JR East has established eight such day care centers along the Saikyo Line, which it is aiming to make "an easy line to live along for child-raising."

Cooperation with Overseas Railway Companies

Having concluded technical cooperation agreements with railway companies in Germany, Italy, and France, JR East is exchanging R&D and business management information with those partners and is undertaking temporary employee exchanges with the goal of promoting cooperation over the long term. JR East is also exchanging technical, management, and other kinds of information with railway companies in Asian countries as a means of contributing to railway development in those countries.

In addition, JR East is an official member of Union Internationale des Chemins de Fer (UIC), an organization that facilitates international cooperation among railway companies around the world. JR East takes part in various UIC initiatives and conferences that aim to promote the future development of railways by addressing a range of technological, managerial, and social issues.



JR East Vice Chairman Yoshio Ishida is the vice chairman of the World Executive Council, which manages UIC's international activities.

East Japan Railway Culture Foundation

In 1992, JR East established the East Japan Railway Culture Foundation, which has the objective of continuously undertaking social contribution programs. The programs include those to support railway-related contributions to regional culture and undertake railway-related surveys, research, and international cultural exchanges.



Concept illustration of the Railway Museum

Railway Museum

The construction of a railway museum is the flagship project among plans for the 20th anniversary of JR East's incorporation. The East Japan Railway Culture Foundation is constructing the museum on land that JR East owns in the city of Saitama, and plans call for opening the facility on October 14, 2007. It is expected that ¥2.6 billion of the ¥12.4 billion total project cost will be covered by contributions from Saitama's municipal government and other project sponsors.

Environmental Targets of *New Frontier 2008*

JR East has set a number of environmental targets to be attained by fiscal 2009. In light of the considerable progress already made regarding previous targets to be attained during fiscal 2006, JR East revised its environmental targets in January 2005 at the time the *New Frontier 2008* plan was announced. The ambitiousness of several existing targets was increased, and new environmental targets were set for the Group as a whole. CO_2 emissions performance deteriorated during fiscal 2006, but this reflected the impact of the October 2004 Chuetsu Earthquake centered on Niigata Prefecture, which depressed the output of a JR East hydroelectric power generating facility by about half during the fiscal year and necessitated the increased use of a JR East thermal power generating facility. Repairs to the hydroelectric facility were completed in March 2006, enabling JR East to eliminate the impact of the earthquake on its fiscal 2007 environmental performance.

Key targets are shown below.

JR East (Parent Company)

	FY06 Performance	FY09 Target
Total CO_2 emissions from general business activities (change from FY91)	7% reduction	22% reduction
Energy-saving railcars as a percentage of total rolling stock	81%	82%
Recycling rate for waste generated at stations and on trains	47%	45%

JR East Group

	FY06 Performance	FY09 Target (%)
Recycling rate for general waste	42%	43%
Recycled paper as percentage of office paper used	92%	100%
Tree-planting activities	—	Annual implementation



During the 15 years through fiscal 2007, roughly 36,000 people participated in JR East's Railway Lines Afforestation Program and planted 360,000 trees along JR East's railway lines.



E231 series energy-saving railcars, mainly used as commuter or suburban trains in the Tokyo metropolitan area

Groupwide Environmental Management Systems

JR East has established its Committee on Ecology to handle such processes as assessing the environmental impact of JR East's operations, setting environmental impact targets, implementing environmental policies, and monitoring progress in implementing those policies. Since fiscal 2004, the JR East Group has confirmed the direction of its environmental policies based on meetings of the JR East Group Environmental Management Advancement Conference, in which representatives of all Group companies participate.

JR East Earns Minister of the Environment Award for Global Warming Mitigation Activities

In recognition of its development and introduction of E231 series energy-saving railcars and implementation of the Railway Lines Afforestation Program, JR East was awarded the Ministry of the Environment Award for Global Warming Mitigation Activities in two award categories—"countermeasure technology introduction and application" and "countermeasure activity performance."


地球温暖化防止活動環

Minister of the Environment Award Ceremony

Minister of Education, Culture, Sports, Science and Technology Award at the 16th Annual Global Environment Awards

In recognition of its efforts to reduce the energy used for train operations through such measures as the development and introduction of energy-saving railcars and diesel hybrid railcars and research and development regarding fuel cell hybrid railcars, JR East was awarded the Minister of Education, Culture, Sports, Science and Technology Award.



Minister of Education, Culture, Sports, Science and Technology Award Ceremony

Corporate Governance

JR East's Corporate Governance Philosophy

To continue to be a company trusted by its shareholders and all other types of stakeholders, JR East has made the strengthening of its corporate governance a top-priority management task.

Specifically, with a view to augmenting the soundness and transparency of management, JR East is creating appropriate systems for management decision making, operational execution and auditing, Group management, information disclosure, and other important matters while also implementing the various measures required in connection with those systems.

Because of the special characteristics of JR East's mainstay railway transportation operations, JR East emphasizes the making of management decisions based on a long-term perspective. Accordingly, JR East believes the most appropriate course is to enhance corporate governance based on its current auditor system of governance.

Current Status of Corporate Governance Units and Internal Control Systems

Overview of Corporate Governance Units

JR East's Board of Directors comprises 24 directors, including 2 outside corporate directors. Meeting once a month in principle, the Board of Directors decides on key operational issues relating to statutory requirements and other matters and supervises overall operations. Created by the Board of Directors, the Executive Committee includes all directors with executive functions. Meeting once a week in principle, the committee deliberates matters to be decided by the Board of Directors and other important management issues. In addition, the Group Strategy Formulation Committee, which mainly consists of directors with executive functions, considers management strategy for respective operational areas and other significant Group issues with a view to developing the JR East Group as a whole.

The Board of Corporate Auditors comprises five corporate auditors, including two full-time corporate auditors and four outside corporate auditors. In accordance with guidelines established by the Board of Corporate Auditors, the corporate auditors supervise directors' implementation of operations by attending meetings of the Board of Directors, the Executive Committee, and other committees and by making inquiries regarding JR East's operations and assets.

Creation of Internal Control Systems

JR East's basic policy regarding internal control systems and its progress in creating such systems are as follows:

1) Systems to ensure that corporate officers and employees perform their duties in accord with relevant laws and regulations as well as with the articles of incorporation

a. To promote rigorous legal compliance and high corporate ethical standards, JR East and its consolidated subsidiaries (hereinafter Group companies) have drafted their Legal Compliance and Corporate Ethics Guidelines, which serve as corporate action guidelines for the JR East Group, and distributed handbooks that explain conduct standards in concrete terms to each corporate officer and employee.

b. JR East's Legal Department and Administration Department handle overall control over horizontally integrated compliance matters throughout the Company.

c. A unit has been established to provide compliance-related advice and receive whistle-blower reports and other reports related to compliance issues.

d. With respect to internal audits, a supervision system has been established to ensure the appropriateness and efficiency of operational execution.

2) Preservation and administration systems for information related to directors' performance of their duties

Documents related to directors' performance of their duties are appropriately preserved and administered in accordance with relevant laws and internal regulations. Directors and auditors can view these documents whenever necessary.

3) Risk management rules and systems

a. JR East has established a Transportation Operation Center that operates 24 hours a day and has the task of ensuring rapid and appropriate responses in the event of an accident or disaster in railway operations. JR East has also established specialized internal committees focused on maintaining safety and on improving reliability.



East Japan Railway Company
General Meeting of Shareholders
Board of Directors
24 directors (of whom 2 are outside directors)
Decides and oversees major business activities
Board of Corporate Auditors
Consists of two full-time and three part-time corporate auditors (of whom four are outside auditors)
Audits the activities of the Board of Directors, company operations, and assets
President
Executive Committee
Consists of all directors with executive functions
Deliberates on resolutions to be submitted to the Board of Directors and major management issues
Independent Auditor
KPMG AZSA & Co.
Performs independent audits at the end of each fiscal half year and fiscal year
Group Strategy Formulation Committee
Consists of managing directors and others
Deliberates on major issues affecting the entire group
Head Office Departments, Branches, and Operational Bodies
Inquiry & Audit Department (Head Office) and Inquiry & Audit Divisions (branches)
Performs oversight functions to ensure that business activities are conducted in compliance with applicable laws and regulations
Collaboration and cooperation to ensure the efficient performance of business activities
Subsidiaries

Management Systems

b. With regard to the risk of a significant adverse influence on corporate operations due to such incidents as external offenses or internal scandals and legal violations, all JR East departments undertake risk management activities. In addition, JR East has established a Crisis Management Headquarters as well as crisis management related internal regulations. In the event of a problem, JR East's crisis management system calls for top management to participate in the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information and implement countermeasures.

4) Systems for promoting directors' efficient performance of duties

a. To promote efficiency in JR East's operations, internal regulations have been established that allocate authority by clearly defining the authority and roles of each unit.

b. To increase the transparency of the *New Frontier 2008* medium-term management plan, which articulates common goals for the entire JR East Group, and to promote the efficient implementation of measures to attain the plan's objectives, action programs have been established for each organizational unit. Progress in action program implementation is periodically evaluated as a means of promoting the efficient implementation of strategic measures.

5) Systems for promoting operational propriety throughout the JR East Group

a. The Group companies have drafted the Legal Compliance and Corporate Ethics Guidelines, which serve as corporate action guidelines with regard to legal compliance and corporate ethics, and distributed handbooks that explain conduct standards in concrete terms to each corporate officer and employee. In addition, an external compliance consultation and reporting unit has been established to serve the entire JR East Group.

b. The Group companies have established risk management units as well as regulations and other provisions related to risk management. In the event of a problem, these regulations call for the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information, report such information to the parent company when appropriate, and implement countermeasures.

c. To promote operational propriety throughout the JR East Group, JR East participates in the management of Group companies by dispatching directors to those companies and by other means. In addition, JR East's Inquiry & Audit Department performs audits of Group companies at regular intervals.

6) Items related to employees who assist corporate auditors in the performance of their duties

Specialized staff are assigned to the Corporate Auditors Office to assist corporate auditors in the performance of their duties. This is a system designed to increase the efficiency of audits and enable audits to be performed smoothly.

7) Independence from directors of employees who assist corporate auditors in the performance of their duties

The staff of the Corporate Auditors Office are to only follow instructions from the corporate auditors and are not subject to orders from directors or other employees.

8) Systems for directors and employees to report to corporate auditors and other systems for reports to corporate auditors

For items that Board of Directors' regulations stipulate are to be decided by the Board, deliberation standards have been established, and these standards provide for appropriate deliberations to be conducted at Board meetings. The nature of important items other than those that regulations stipulate are to be decided by the Board may also be confirmed at meetings of the Board and of the Executive Committee.

9) Other systems for promoting the effective performance of corporate auditors' audits

The corporate auditors hold meetings at regular intervals with the president and the independent financial audit company to exchange information and opinions.

Systems for Internal Audits, Corporate Audits, and Accounting Audits

Regarding internal audits, JR East has established an internal auditing system involving approximately 100 full-time employees in the Inquiry & Audit Department at its Head Office and Inquiry & Audit divisions at branch offices, and these units work to ensure that corporate operations are executed appropriately and efficiently. Audits are implemented based on plans prepared at the beginning of fiscal years, requests are made for the submission of progress updates for items requiring improvement, and the audit results are reported to representative directors at the end of fiscal years and at other times deemed necessary. In addition, the Inquiry & Audit Department audits Group companies.

Regarding corporate audits, corporate auditors exchange information at monthly meetings of the Board of Corporate Auditors, and they also exchange auditing information with corporate auditors of Group companies at liaison meetings held at regular intervals. The audits of corporate auditors are supported by approximately 10 specialized staff. The system for the oversight of directors' implementation of operations, carried out in accordance with rules established by the Board of Corporate Auditors, centers on full-time corporate auditors who attend meetings of the Board of Directors, the Executive Committee, and other important in-house meetings and also investigate financial situations and other items.

Regarding accounting audits, the accounts of JR East are audited under contract by an independent auditor (accounting auditor), KPMG AZSA & Co., at the end of each fiscal half year and fiscal year. The following is a breakdown of the certified public accountants who conducted audits in the fiscal year under review as well as the auditing assistants.

• Designated certified public accountants: Masanori Sato, Toshio Ikeda, and Mamoru Takamura

• Breakdown of auditing assistants: Certified public accountants: 13; junior certified public accountants: 14; other: 4

JR East facilitates coordination and information sharing to promote efficient and effective auditing. For example, full-time corporate auditors and the director responsible for internal auditing units hold monthly liaison meetings, and full-time corporate auditors receive regular updates on audit implementation from the accounting auditor five times a year and at any other time deemed necessary.

Overview of Relationships between the Company and Outside Corporate Directors and Auditors, Including Personnel, Capital, and Other Business Relationships
The outside corporate directors and the outside corporate auditors have no business relationship with JR East.

Current State of Risk Management Systems

JR East has established a Transportation Operation Center that operates 24 hours a day and has the task of ensuring rapid and appropriate responses in the event of an accident or disaster in railway operations. JR East has also established specialized internal committees focused on maintaining safety and on improving safety—the Safety Promotion Committee and the Transportation Reliability/Stability Improvement Committee.

With regard to the risk of a significant adverse influence on corporate operations due to such incidents as external offenses or internal scandals and legal violations, all JR East departments undertake risk management activities. In addition, JR East has established the Crisis Management Headquarters as well as crisis management related internal regulations. In the event of a problem, JR East's crisis management system calls for top management to participate in the immediate establishment of a preliminary task force that rapidly takes such actions as those to gather relevant information and implement countermeasures.

Compensation of Directors and Corporate Auditors

In fiscal 2007, JR East paid the following compensation to directors and corporate auditors.

(Number of recipients)

Directors (24):	¥ 923 million
Corporate auditors (5):	¥ 118 million
Total (29):	¥1,041 million

Notes: 1. The above total sum was paid to all those occupying the position of director and corporate auditor on and subsequent to the day following the 19th Regular General Meeting of Shareholders, held on June 23, 2006.
2. The compensation amount for directors and corporate auditors determined at the 20th Regular General Meeting of Shareholders, held on June 22, 2007, was ¥243 million (including ¥219 million for directors and ¥23 million for corporate auditors).
3. The above total sum includes ¥126 million in compensation for outside directors.

Compensation of Independent Auditor

For fiscal 2007, JR East paid compensation of ¥126 million ($1 million) to KPMG AZSA & Co. for services provided pursuant to article 2, paragraph 1, of the Certified Public Accountant Law. Further, JR East paid compensation of ¥50 million ($424 thousand) for other services in fiscal 2007.

Number of Directors

JR East's articles of incorporation stipulate that the number of JR East's directors shall be 30 or less.

Conditions for Determining the Selection of Directors

The conditions stipulated by JR East's articles of incorporation for resolutions are a quorum of shareholders with one-third or more of voting rights and the approval of the resolution by shareholders with more than half of those voting rights.

Resolutions to Be Decided by the General Shareholders' Meeting That May Be Decided by the Board of Directors

Acquisition of Treasury Stock
In accordance with article 165, paragraph 2, of the Company Law, JR East's articles of incorporation provide for the acquisition of treasury stock through market transactions and other means based on a resolution of the Board of Directors. This is designed to enable the execution of flexible capital policies that respond to current and future changes in the operating environment.

Interim Dividends
JR East's articles of incorporation stipulate that interim dividends based on article 454, paragraph 5, of the Company Law may be paid to shareholders and pledgees as of the end of September 30 of each year in accordance with resolutions of the Board of Directors. This is designed to enable the flexible execution of measures to distribute profit to shareholders.

Conditions for Special Resolutions of the General Shareholders' Meeting

The conditions stipulated by JR East's articles of incorporation for resolutions based on article 309, paragraph 2, of the Company Law are a quorum of shareholders with one-third or more of voting rights and the approval of the resolution by shareholders with two-thirds or more of those voting rights. These conditions are designed to promote the smooth and efficient functioning of the general shareholders' meetings.

Other

With regard to information disclosure, JR East is proactively engaged in advertising and investor relations programs. By making use of its website and other media, JR East is striving to increase the volume of information disclosed, ensure that information disclosure is timely, and otherwise improve its information disclosure.

Organization

(As of July 2007)


General Meeting of Shareholders
Board of Directors
Chairman
President
Board of Corporate Auditors
Corporate Auditors Office
Corporate Planning Headquarters
Inquiry & Audit Dept.
Management Planning Dept.
Information Systems Planning Dept.
Investment Planning Dept.
Technology Planning Dept.
International Dept.
Railway Operations Headquarters
Marketing Dept.
Customer Service Dept.
Transport Safety Dept.
Transport & Rolling Stock Dept.
Facilities Dept.
Electrical & Signal Network System Dept.
Life-style Business Development Headquarters
IT & Suica Business Development Headquarters
Construction Dept.
Public Relations Dept.
Finance Dept.
Personnel Dept.
Health & Welfare Dept.
Legal Dept.
Administration Dept.
Tokyo Branch Office
Yokohama Branch Office
Hachioji Branch Office
Omiya Branch Office
Takasaki Branch Office
Mito Branch Office
Chiba Branch Office
Sendai Branch Office
Yamagata Branch
Fukushima Branch
Morioka Branch Office
Aomori Branch
Akita Branch Office
Niigata Branch Office
Niitsu Rolling Stock Plant
Nagano Branch Office
Shinkansen Transport Dept.
Tokyo Construction Office
Joshinetsu Construction Office
Tokyo Electrical Construction & System Integration Office
Tohoku Construction Office
Research & Development Center of JR East Group
Overseas Offices (New York, Paris)
JR East General Education Center
JR Tokyo General Hospital
JR East Health Promotion Center

Board of Directors and Corporate Auditors

(As of July 2007)



Mutsutake Otsuka
Chairman



Yoshio Ishida
Vice Chairman



Satoshi Seino
President and CEO



Nobuyuki Hashiguchi
Executive Vice President
Railway Operations Headquarters
Construction Department



Nobuyuki Sasaki
Executive Vice President
Life-style Business Development
Headquarters



Tetsujiro Tani
Executive Vice President
Corporate Planning Headquarters

Management Systems

CHAIRMAN
Mutsutake Otsuka

VICE CHAIRMAN
Yoshio Ishida
Technology and Overseas Related Affairs

PRESIDENT AND CEO
Satoshi Seino*1

EXECUTIVE VICE PRESIDENTS
Nobuyuki Hashiguchi*1
Railway Operations Headquarters; Construction Department

Nobuyuki Sasaki*1
Life-style Business Development Headquarters

Tetsujiro Tani*1
Corporate Planning Headquarters

EXECUTIVE DIRECTORS
Yoshiaki Arai
Life-style Business Development Headquarters

Tetsuro Tomita
Corporate Planning Headquarters; Personnel Department; Health & Welfare Department

Masaki Ogata
IT & Suica Business Development Headquarters; Railway Operations Headquarters; Transport Safety Department, Railway Operations Headquarters; Transport & Rolling Stock Department, Railway Operations Headquarters

Masahiko Ogura
Railway Operations Headquarters; Technology Planning Department, Corporate Planning Headquarters; Facilities Department, Railway Operations Headquarters; Electrical & Signal Network System Department, Railway Operations Headquarters; Research & Development Center of JR East Group

Kazuyuki Kogure
CFO
Public Relations Department; Finance Department; Legal Department; Administration Department

Yoichi Minami
Railway Operations Headquarters; Inquiry & Audit Department; Marketing Department, Railway Operations Headquarters; Customer Service Department, Railway Operations Headquarters

Hiroyuki Nakamura
Tokyo Branch Office

DIRECTORS
Katsumi Asai
Life-style Business Development Headquarters

Tsugio Sekiji
Transport & Rolling Stock Department, Railway Operations Headquarters

Toru Owada
Management Planning Department, Corporate Planning Headquarters

Seiichiro Oi
Facilities Department, Railway Operations Headquarters

Yoshitaka Taura
Sendai Branch Office

Yuji Fukasawa
Personnel Department; JR East General Education Center

Isao Iwasaki
Tokyo Station

Yasuo Hayashi
Construction Department

Shigeru Tanabe
Marketing Department, Railway Operations Headquarters

Yuji Morimoto
Administration Department

Takeshi Inoo*2

Takeshi Sasaki*2

FULL-TIME CORPORATE AUDITORS
Toshiaki Omori*3

Jiro Bando*3

CORPORATE AUDITORS
Kiyoshi Uetani*3
(Attorney)

Tsutoo Matsumoto*3
(Certified Public Accountant)

Kiyomi Harayama

*1 Representative director
*2 Outside corporate director
*3 Outside corporate auditor



Financial Section

Pages 41 ▶▶▶ 76

Contents



Eleven-Year Summary

East Japan Railway Company and Subsidiaries
Years ended March 31

	1997	1998	1999	2000
Operating results				
Operating revenues	2,513,790	2,514,808	2,483,594	2,502,909
Operating expenses	2,097,388	2,146,109	2,149,122	2,160,952
Operating income	416,402	368,699	334,472	341,957
Net income	70,661	66,235	21,929	66,963
Segment information(*1)				
Operating revenues from outside customers:				
Transportation	N/A	N/A	N/A	N/A
Station space utilization	N/A	N/A	N/A	N/A
Shopping centers & office buildings	N/A	N/A	N/A	N/A
Other services	N/A	N/A	N/A	N/A
Total	N/A	N/A	N/A	N/A
Segment information(*2)				
Operating revenues from outside customers:				
Transportation	1,855,994	1,836,237	1,808,925	1,799,051
Merchandise sales	363,403	365,964	356,260	379,213
Real estate leasing	144,927	154,905	158,515	143,432
Other services	149,466	157,702	159,894	181,213
Total	2,513,790	2,514,808	2,483,594	2,502,909
Financial position				
Total assets	7,384,463	7,381,794	7,287,033	7,308,391
Long-term debt (including current portion)	2,223,163	2,285,063	2,320,246	2,319,664
Railway facilities purchase liabilities (including current portion)(*3)	2,812,547	2,713,737	2,610,966	2,499,023
Total long-term debt (sum of two items above)	5,035,710	4,998,800	4,931,212	4,818,687
Shareholders' equity(*4)	719,510	765,424	766,880	856,401
Cash flows(*5)				
Cash flows from operating activities	497,242	410,662	365,296	474,715
Cash flows from investing activities	(419,923)	(379,156)	(282,082)	(292,438)
Cash flows from financing activities	(77,240)	(52,674)	(72,298)	(168,133)
Per share data				
Earnings	17,665	16,559	5,482	16,741
Shareholders' equity(*4)	179,878	191,356	191,720	214,100
Cash dividends(*6)	5,000	5,000	5,000	5,000
Ratios				
Net income as a percentage of revenues	2.8	2.6	0.9	2.7
Return on average equity (ROE)	10.2	8.9	2.9	8.3
Ratio of operating income to average assets (ROA)	5.7	5.0	4.6	4.7
Equity ratio	9.7	10.4	10.5	11.7
Total long-term debt to shareholders' equity	7.0	6.5	6.4	5.6
Other data				
Depreciation	274,133	283,711	319,687	329,583
Capital expenditures(*7)	325,066	268,425	258,080	288,106
Interest expense	256,063	243,017	230,887	220,421
Number of consolidated subsidiaries (As of March 31)	73	80	81	96
Number of employees(*8)	89,593	89,008	87,880	82,747

*1 The business segmentation was changed to four new segments beginning with the year ended March 31, 2002. The information for the year ended March 31, 2001, has been reclassified according to the new business segmentation.
*2 Real estate leasing was separated from other services beginning with the year ended March 31, 1998.
*3 Long-term liabilities incurred for the purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities, and the Tokyo Monorail facilities
*4 Shareholders' equity equals total net assets less minority interests beginning with the year ended March 31, 2007 (as in the balance sheets; see Notes 2 (1), 2 (16), and 2 (17) to consolidated financial statements).
*5 Due to a change in accounting standards, statements of cash flows after the year ended March 31, 2000, use presentation methods different to those of previous years.
*6 The total amount of dividends for the year ended March 31 comprises interim dividends for the interim period ended September 30 and year-end dividends for the year ended March 31, which were decided at the shareholders' annual meeting in June.
*7 These figures exclude expenditures funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities.
*8 Beginning with the year ended March 31, 2000, "Number of employees" excludes employees assigned to other companies and employees on temporary leave.
*9 Upon the merger of the Japan Railways Group Mutual Aid Association into the Welfare Pension, the Company shared the shortage of the assets to be transferred amounting to ¥77,566 million. This was paid in a lump sum and was accounted for as a long-term prepaid expense included in the "Other" item of "Other Assets" on the balance sheets and was charged to income from the year ended March 31, 1998, to the year ended March 31, 2002, on a straight-line basis.

Millions of Yen (except for Per share data, Ratios, Number of consolidated subsidiaries, and Number of employees)

2001	2002	2003	2004	2005	2006	**2007**
2,546,041	2,543,378	2,565,671	2,542,297	2,537,481	2,592,393	**2,657,346**
2,222,290	2,227,038	2,222,576	2,190,877	2,178,946	2,196,293	**2,229,248**
323,751	316,340	343,095	351,420	358,535	396,100	**428,098**
69,174	47,551	97,986	119,866	111,592	157,575	**175,871**
1,801,370	1,789,599	1,800,434	1,798,132	1,781,776	1,805,406	**1,825,387**
348,994	368,553	368,961	366,438	369,790	383,904	**399,998**
165,818	165,276	170,321	175,180	181,956	190,466	**197,140**
229,859	219,950	225,955	202,547	203,959	212,617	**234,821**
2,546,041	2,543,378	2,565,671	2,542,297	2,537,481	2,592,393	**2,657,346**
1,805,663	N/A	N/A	N/A	N/A	N/A	**N/A**
386,033	N/A	N/A	N/A	N/A	N/A	**N/A**
152,438	N/A	N/A	N/A	N/A	N/A	**N/A**
201,907	N/A	N/A	N/A	N/A	N/A	**N/A**
2,546,041	N/A	N/A	N/A	N/A	N/A	**N/A**
7,247,089	7,022,271	6,853,403	6,781,692	6,716,268	6,821,584	**6,968,032**
2,307,483	2,060,838	1,942,983	1,940,321	1,940,255	1,960,211	**2,034,558**
2,392,241	2,318,997	2,174,581	2,034,203	1,892,827	1,743,657	**1,601,646**
4,699,724	4,379,835	4,117,564	3,974,524	3,833,082	3,703,867	**3,636,204**
923,568	930,746	981,856	1,100,176	1,183,546	1,357,359	**1,488,554**
455,470	455,045	433,304	387,061	407,737	447,722	**541,850**
(266,319)	(105,645)	(196,422)	(234,591)	(214,948)	(309,489)	**(348,800)**
(161,109)	(433,589)	(310,658)	(196,193)	(209,041)	(141,599)	**(172,027)**
17,294	11,888	24,453	29,928	27,868	39,370	**44,008**
230,892	232,687	245,463	275,052	296,106	339,599	**372,493**
5,000	5,000	8,000	6,000	6,500	8,000	**9,000**
2.7	1.9	3.8	4.7	4.4	6.1	**6.6**
7.8	5.1	10.2	11.5	9.8	12.4	**12.4**
4.4	4.4	4.9	5.2	5.3	5.9	**6.2**
12.7	13.3	14.3	16.2	17.6	19.9	**21.4**
5.1	4.7	4.2	3.6	3.2	2.7	**2.4**
329,651	321,995	322,564	322,300	317,957	316,038	**318,526**
296,957	301,781	307,579	313,911	319,912	361,372	**413,310**
205,155	187,601	173,298	160,944	148,431	136,548	**131,376**
96	101	101	98	92	86	**85**
82,285	80,200	78,760	77,009	74,923	72,802	**71,316**

*10 Net income decreased significantly in the year ended March 31, 1999, mainly because "Cash charges for additional obligation related to transfer to Welfare Pension" was accounted for in "Other Expenses". This additional obligation of ¥70,475 million, including the interest portion, was paid in accordance with the enactment of the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation.

*11 Beginning with the year ended March 31, 1999, the declining balance method has generally been applied with respect to depreciation for structures related to Shinkansen railway fixtures. The straight-line method had been applied prior to the year ended March 31, 1999.

*12 Accounting Standards for Financial Instruments were adopted beginning with the year ended March 31, 2001.

*13 Tax effect accounting was adopted beginning with the year ended March 31, 2000.

*14 Accounting Standards for Retirement Benefits were adopted beginning with the year ended March 31, 2001. (See Notes 2 (9) and 15 to consolidated financial statements)

*15 Accounting Standards for Impairment of Fixed Assets were early adopted beginning with the year ended March 31, 2005. (See Notes 2 (15) and 10 to consolidated financial statements)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements in the following discussion and analysis are judgments of JR East as of March 31, 2007.

KEY ACCOUNTING POLICIES AND ESTIMATES

JR East prepares financial statements in accordance with accounting principles generally accepted in Japan. Forward-looking estimates included in those financial statements are based on a variety of factors that, in light of JR East's past performance and current circumstances, can be reasonably assumed to have affected results for assets and liabilities on the consolidated settlement date and consolidated revenues and expenses in fiscal 2007, ended March 31, 2007. JR East continuously assesses those factors. Actual results may differ materially from those estimates, given the uncertainty of forward-looking statements.

Operating Revenues
(Billions of Yen)



3,000
2,400
1,800
1,200
600
0
FY '03 '04 '05 '06 '07
Transportation
Station Space Utilization
Shopping Centers & Office Buildings
Other Services

Operating Income
(Billions of Yen)



500
400
300
200
100
0
FY '03 '04 '05 '06 '07

PERFORMANCE ANALYSIS

Overview

During the fiscal year ended March 31, 2007, despite a weakening in personal consumption seen in the latter half of the year, the Japanese economy remained on a recovery trend as private capital investment continued to rise, supported by strong corporate performance. Amid these economic conditions, East Japan Railway Company and its consolidated subsidiaries as well as associated companies accounted for under the equity method (hereinafter, JR East) worked aggressively to further the development of their operations by upgrading transportation services and actively developing non-transportation activities centered on stations, while also proactively working to expand the usage scope and quality of services related to *Suica* electronic money card services.

As a consequence, increases in the operating revenues of all business segments brought an increase of 2.5% in total operating revenues from the previous fiscal year, to ¥2,657.3 billion ($22,520 million), and operating income expanded 8.1%, to ¥428.1 billion ($3,628 million). Net income increased 11.6%, to ¥175.9 billion ($1,490 million), supported by gains from the sale of fixed assets and other factors.

Segment Information

Transportation

JR East worked to further enhance safety, focusing primarily on railway operations. At the same time, the Company worked to encourage rail travel and to increase revenues from its Shinkansen network and Tokyo metropolitan area network.

Specifically, JR East actively developed travel products to take full advantage of the cooperative operation of limited express trains running on tracks of the Company and Tobu Railway Co., Ltd., introduced during the previous fiscal year. JR East also implemented campaigns to promote seasonal travel to various destinations—such as the *To Aizu This Summer 2006 Campaign* and the *Chiba Destination Campaign*—which were aimed at promoting the flow of tourists to specific regions. In activities related to the *Otona no Kyujitsu Club*, JR East promoted business tie-ups with a broad range of financial institutions and other types of companies to offer a wider spectrum of services and worked to expand the number of club members. Other initiatives included the implementation of two timetable revisions and the March 2007 addition of *Green Cars* (first-class cars) to the Joban Line as well as the initiation of a mutual line-sharing arrangement with the railway that operates the Sendai Airport Line upon the opening of that line. Also, JR East began to make *Suica* IC cards interchangeable with other cards in the *PASMO* IC card system in the Tokyo metropolitan area. In bus operations, operating conditions continued to be harsh, but JR East worked to strengthen the foundation for these operations by introducing new routes, closing unprofitable routes, and other initiatives. In monorail operations, JR East inaugurated the *Haneda Express* new rapid service between Hamamatsucho Station and Haneda Airport Terminal 1 Station and otherwise worked to improve the convenience of accessing Haneda Airport.

As a result of these efforts, railway network transportation volumes increased, and operating revenues expanded 1.1 %, to ¥1,825.4 billion ($15,469 million). Operating income advanced 7.2%, to ¥319.0 billion ($2,704 million).

Station Space Utilization

JR East proceeded with the implementation of its *Station Renaissance* program, which aims to create new station environments suited to the 21st century. Specific initiatives included the opening of the second and third phases of the *Dila Ofuna* project in Kanagawa Prefecture, following the opening of the first phase in the previous fiscal year, and the implementation of a station space development project at Takadanobaba Station. In addition, JR East increased the number of *NEWDAYS* convenience stores and undertook refurbishment and business stimulation promotion projects at existing stores in that chain. A new company aimed at unifying JR East's beverage procurement operations and other objectives, JR East Water Business Co., Ltd., was established and began operating.

Along with the positive effects of these initiatives and new revenues from the opening of the *ecute Shinagawa* store in Tokyo, which was opened in the previous fiscal year, operating revenues increased 4.2%, to ¥400.0 billion ($3,390 million). Operating income grew 9.1%, to ¥33.2 billion ($282 million).

Shopping Centers & Office Buildings

In shopping center operations, JR East refurbished *Box Hill Matsudo* and *atré Ebisu* and, at these and other shopping centers, actively worked to recruit powerful tenants with the ability to attract customers.

Measures to restructure Group companies and strengthen the Group's marketing capabilities and financial position in this business included two mergers involving five shopping center management companies. These were the merger of LUMINE Co., Ltd., with Shinjuku Station Building Co., Ltd., and the amalgamation of Hachioji Terminal Building Co., Ltd., Kokubunji Terminal Building Co., Ltd., and Kofu Station Building Co., Ltd. In addition, the *My City* shopping center began operations anew as *LUMINE EST* with operations in Tokyo.

As a result of these and other initiatives, operating revenues increased 3.5%, to ¥197.1 billion ($1,671 million), and operating income was up 8.9%, to ¥58.6 billion ($497 million).

Other Services

In hotel operations, JR East opened *HOTEL METS Koenji* in Tokyo and continued its program of activities to improve competitiveness through the refurbishment of guest rooms and banquet halls. In advertising and publicity operations, JR East moved forward with initiatives to expand sales of transportation-related media, focusing on in-car visual advertising. Among other services, JR East opened Tokyo's largest-scale fitness club, *Jexer Fitness & Spa Ueno*, and worked to expand sales of equipment and other items aimed at the commencement of joint use of its IC card with *PASMO*. In credit card business, JR East strove to expand the number of holders of *Otona no Kyujitsu Club: Zipangu* cards and various other cards. Regarding *Suica* electronic money cards for shopping, the start of interchangeable service with the *PASMO* card system broadened the scope of usage during the fiscal year, and JR East also worked proactively to expand *Suica* use in urban shops and elsewhere. At the end of the fiscal year, the number of outlets accepting *Suica* IC cards had risen to approximately 12,700.

Accordingly, operating revenues of this segment rose 10.4%, to ¥234.8 billion ($1,990 million), and operating income surged 15.6%, to ¥17.9 billion ($152 million).

Operating Income

Operating expenses increased 1.5%, to ¥2,229.2 billion ($18,892 million), and operating expenses as a percentage of operating revenues was 83.9%, compared with 84.7% in the previous fiscal year. Transportation, other services and cost of sales advanced 1.0%, to ¥1,718.6 billion ($14,564 million). Although personnel expenses decreased, the rise in transportation, other services and cost of sales reflected an increase in nonpersonnel expenses due to such factors as a rise in the cost of sales that accompanied growth in the net sales of consolidated subsidiaries. Selling, general and administrative expenses were up 3.2%, to ¥510.7 billion ($4,328 million), reflecting an increase in nonpersonnel expenses.

Consequently, operating income surged 8.1%, to ¥428.1 billion ($3,628 million), and operating income as a percentage of operating revenues was 16.1%, compared with 15.3% in the previous fiscal year.

Other Income (Expenses)

Other income increased 39.8%, to ¥144.1 billion ($1,221 million), owing to a rise in gains on investments in investment funds as well as such factors as growth in gain on sales of fixed assets and in construction-work-related income.

Other expenses rose 15.7%, to ¥265.5 billion ($2,250 million). Contributing factors included growth in losses for redemption of bonds and in construction-work-related advanced depreciation deduction as well as a loss associated with the large number of employees who retired during the fiscal year.

Interest and dividend income and other financial income, net of interest and dividend expense and other financial expenses, amounted to a ¥129.4 billion ($1,097 million) expense, an improvement of 3.9% from the previous fiscal year.

Income before Income Taxes

Income before income taxes grew 13.7%, to ¥306.7 billion ($2,599 million). Income before income taxes as a percentage of operating revenues was 11.5%, compared with 10.4% in the previous fiscal year.

Net Income

Net income advanced 11.6%, to a record high ¥175.9 billion ($1,490 million). Earnings per share rose from ¥39,370 in fiscal 2006 to ¥44,008 ($373). Net income as a percentage of operating revenues grew from 6.1% in the previous fiscal year to 6.6%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Net cash provided by operating activities was up ¥94.1 billion, to ¥541.9 billion ($4,592 million), primarily reflecting a rise in income before income taxes.

Net cash used in investing activities amounted to ¥348.8 billion ($2,956 million), ¥39.3 billion more than in fiscal 2006, due to such factors as an increase in payments for purchases of fixed assets.

Capital expenditures were as follows: Regarding transportation operations, capital expenditures were made to maintain and renew transportation facilities, with an emphasis on safety measures, develop transportation capabilities, and improve passenger services. In station space utilization, capital expenditures were centered on *Station Renaissance* program measures to create commercial facilities at Takadanobaba and Ofuna stations. In shopping centers & office buildings, capital expenditures primarily comprised the construction of *Sapia Tower* and such construction projects on the Yaesu side of Tokyo Station as the *GranTokyo North Tower* Phase I project and *GranTokyo South Tower* project. In other services, capital expenditures primarily focused on the construction of *HOTEL METS Koenji* and *HOTEL METS Tachikawa*.

In addition, free cash flows increased ¥54.8 billion, to ¥193.1 billion ($1,636 million).

Net cash used in financing activities increased ¥30.4 billion, to ¥172.0 billion ($1,458 million), mainly owing to a net decrease in commercial paper and a rise in the payments for bond redemption compared with the previous year.

Consequently, cash and cash equivalents at end of year, which were ¥64.4 billion at the end of fiscal 2006, rose ¥22.6 billion, to ¥87.0 billion ($737 million).



Net Income
(Billions of Yen)
180
120
60
0
FY '03 '04 '05 '06 '07



Cash Flows from Operating Activities
(Billions of Yen)
600
450
300
150
0
FY '03 '04 '05 '06 '07

Financial Policy

Total long-term debt at the end of fiscal 2007 amounted to ¥3,636.2 billion ($30,815 million), due to long-term liabilities incurred for the purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities and other facilities, bonds, and long-term loans.

Long-term liabilities incurred for the purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities are paid in equal semiannual installments, consisting of principal and interest payments, and are divided into the following three tranches:

a. ¥847.8 billion ($7,184 million) payable at a variable interest rate (annual interest rate in fiscal 2007: 4.33%) through March 31, 2017.

b. ¥372.4 billion ($3,156 million) payable at a fixed annual interest rate of 6.35% through March 31, 2017.

c. ¥353.1 billion ($2,993 million) payable at a fixed annual interest rate of 6.55% through September 30, 2051.

In addition, at fiscal year-end, JR East had long-term liabilities incurred for the purchase of railway facilities of ¥16.9 billion ($143 million) for the Akita hybrid Shinkansen and ¥11.5 billion ($97 million) for the Tokyo Monorail.

Total Long-Term Debt
(Billions of Yen)



4,800
3,600
2,400
1,200
0
FY '03 '04 '05 '06 '07
Long-term liabilities incurred for the purchase of railway facilities
Long-term debt

Since fiscal 1998, JR East has made annual early repayments of long-term liabilities incurred for the purchase of railway facilities associated with JR East's assumption of Shinkansen railway facilities based on an agreement with the Japan Railway Construction, Transport and Technology Agency. JR East made early repayments of ¥42.3 billion ($359 million) in fiscal 2007.

In fiscal 2002, JR East introduced a cash management system that integrated the management of the Group's cash and funding, which previously was carried out separately by subsidiaries, with the aim of reducing JR East's total long-term debt. Also, JR East is enhancing capital management methods that include offsetting internal settlements among subsidiaries and consolidating payments by subsidiaries.

In the year ended March 31, 2007, JR East issued four unsecured straight bonds, with a total nominal amount of ¥50.0 billion ($424 million) and maturities from 2016 through 2026. Rating and Investment Information, Inc. (R&I), a Japanese rating agency, rated these bonds AA+. Overseas, JR East issued two euro pound bonds with a total nominal amount of £600.0 million (¥130.8 billion/$1,109 million) and maturities from 2031 through 2034. JR East's ratings for these bonds from Standard & Poor's and Moody's were AA- and Aa2, respectively.

In order to respond to short-term financing requirements, JR East has bank overdraft facilities with its principal banks totaling ¥300.0 billion ($2,542 million). R&I and Moody's rated JR East's commercial paper a-1+ and P-1, respectively, as of the end of fiscal 2007. JR East had no outstanding commercial paper and no bank overdrafts on March 31, 2007. JR East does not maintain committed bank credit lines (a financing framework that permits unrestricted borrowing within contract limits based on certain conditions).

Operational and Other Risk Information

The following are issues related to operational and accounting procedures that may have a significant bearing on the decisions of investors. Forward-looking statements in the following section are based on the assessments of JR East as of March 31, 2007.

LEGAL ISSUES RELATING TO OPERATIONS

As a railway operator, JR East manages its operations pursuant to the stipulations of the Railway Business Law. JR East is generally excluded from the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (JR Law).

However, JR East is required to manage its operations in accordance with guidelines relating to matters that should be considered for the foreseeable future that are stipulated in a supplementary provision of the amended JR Law. Details of relevant laws are as follows.

The Railway Business Law (1986, Law No. 92)

Under the Railway Business Law, railway operators are required to obtain the permission of the Minister of Land, Infrastructure and Transport (MLIT) for each type of line and railway business operated (article 3). Operators receive approval from the MLIT for the upper limit of passenger fares and Shinkansen limited express surcharges. Subject to prior notification, railway operators can then set or change those fares and surcharges within those upper limits (article 16). Operators are also required to give the MLIT advance notice of the abolishment or suspension of railway operations. If an operator intends to eliminate or suspend railway operations, the operator must give prior notification to the MLIT. In the case of eliminating operations, the notice must be given at least one year in advance (article 28, items 1 and 2).

The JR Law (1986, Law No. 88)

Aim of the Establishment of the JR Law

Prior to amendment, the JR Law regulated the investments and the establishment of JR East, Hokkaido Railway Company, Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company, Kyushu Railway Company, and Japan Freight Railway Company (JR Freight) and included provisions on the operational purposes and scopes of those companies. In addition to the provisions of the Railway Business Law, the JR Companies are subject to provisions of the JR Law that require the approval of the MLIT with respect to significant management decisions. Also, under the JR Law, preferential measures were applied to the JR Companies, such as those entitling holders of the bonds of the JR Companies to preferential rights over the claims of unsecured creditors (general mortgage).

Amendment of the JR Law

(a) A partial amendment of the JR Law (amended JR Law) enacted on December 1, 2001 (2001, Law No. 61), excluded JR East, JR Central, and JR West (the three JR passenger railway companies on Japan's main island) from the provisions of the JR Law that had been applicable to them until then.

(b) Further, the amended JR Law enables the MLIT to issue guidelines relating to matters that should be considered for the foreseeable future with respect to the management of the railway operations of the three JR passenger railway companies on Japan's main island (the new companies), including any additional companies that may become involved in the management of all or a part of those railway operations as a result of assignations, mergers, divisions, or successions as designated by the MLIT on or after the date of enactment of the amended JR Law (supplementary provision,

article 2, item 1). Those guidelines were issued on November 7, 2001, and applied on December 1, 2001.

(c) The guidelines stipulate items relating to the following three areas:

- Items relating to ensuring alliances and cooperation among the companies (among the new companies or among the new companies and JR Companies) with respect to the establishment of appropriate passenger fares and surcharges, the unhindered utilization of railway facilities, and other factors relating to railway operations
- Items relating to the appropriate maintenance of railway routes currently in operation reflecting trends in transportation demand and other changes in circumstances following the restructuring of the Japanese National Railways (JNR) and items relating to ensuring users' convenience through the development of stations and other railway facilities
- Items stating that the new companies should give consideration to the avoidance of actions that inappropriately obstruct business activities or infringe upon the interests of small and medium-sized companies operating businesses in the operational areas of the new companies that are similar to the businesses of the new companies

(d) The MLIT may advise and issue instructions to the new companies to secure operations that are in accordance with those guidelines (supplementary provision, article 3). Moreover, the amended JR Law enables the MLIT to issue warnings and directives in the event that operational management runs counter to the guidelines without any justifiable reason (supplementary provision, article 4).

(e) With respect to the provisions of those guidelines, JR East has always given, and of course will continue to give, adequate consideration to such items in the management of its operations. Therefore, JR East does not anticipate that those provisions will have a significant impact on its management.

(f) In addition, the amended JR Law includes required transitional measures, such as the stipulation that all bonds issued by the three JR passenger railway companies on Japan's main island prior to the amended JR Law's enactment date are and will continue to be general mortgage bonds as determined in article 4 of the JR Law (supplementary provision, article 7).

(g) With respect to the stocks of the three JR passenger railway companies on Japan's main island held by the Japan Railway Construction Public Corporation (JRCC), which subsequently merged to form the Japan Railway Construction, Transport and Technology Agency (JRTT), the MLIT proposed plans in the Diet for the staged sale of those stocks following the enactment of the amended JR Law, in the light of stock market trends. Based on those plans, the JRCC sold 500,000 shares of JR East's common stock on June 21, 2002. As a result, JR East finally achieved full privatization.

ESTABLISHMENT OF AND CHANGES TO FARES AND SURCHARGES

The required procedures when JR East sets or changes fares and surcharges for its railway operations are stipulated in the Railway Business Law. Changes to those procedures or the inability to flexibly change fares and surcharges based on those procedures for whatever reason could affect JR East's earnings. Details of those procedures are as follows.

System for Approval of Fares and Surcharges

The Railway Business Law stipulates that railway operators are required to obtain the approval of the MLIT when setting or changing the upper limit for passenger fares and Shinkansen limited express surcharges (fares and surcharges) (Railway Business Law, article 16, item 1). Subject to prior

notification, railway operators can then set or change fares and surcharges within those upper limits, including limited express surcharges on conventional lines and other charges (Railway Business Law, article 16, items 3 and 4).

Although the JR passenger railway companies can revise fares independently, a system was created among those companies when JNR was restructured to ensure the convenience of users. At present, contracts among those companies enable the realization of total fares and surcharges for passengers or packages requiring services that span two or more such companies. In addition, the JR passenger railway companies have established a system in which the fares and surcharges decrease relatively as distance traveled increases.

JR East's Stance

(a) JR East has not raised fares since its establishment in April 1987, other than to reflect the consumption tax introduction (April 1989) and revision (April 1997).

Through efficiently securing revenues and reducing expenses, JR East has worked to create a management base that is not dependent on raising fares. However, if JR East were unable to secure appropriate profit levels as a result of such factors as changes in the operating environment, it would view the timely implementation of fare revisions as necessary to secure appropriate profit levels.

(b) With the efficient management of operations as a precondition, JR East believes securing a profit level that enables capital expenditure for the future and the strengthening of its financial position—in addition to the distribution of profits to shareholders—to be essential. JR East primarily undertakes capital expenditure, which has a significant impact on the capital usage of railway operations, with a view to establishing a robust management base through ensuring safe, stable transportation, offering high-quality services, and implementing other measures. Further, JR East appreciates the need to independently conduct capital expenditure based upon clearly defined management responsibility.

Stance of the Ministry of Land, Infrastructure and Transport

With respect to the implementation of fare revisions by JR East, the position of the MLIT is as follows.

(a) The MLIT will approve applications for the revision of upper limits of fares from railway companies, including from JR East, upon conducting inspections to determine that fares do not exceed the sum of reasonable costs and profits, based on the efficient management of those companies (total-cost) (Railway Business Law, article 16, item 2). In addition, a three-year period is stipulated for the calculation of costs.

(b) Even if the railway operator has nonrailway businesses, the calculation of total-cost—which comprises reasonable costs and reasonable profits, including required dividend payments to shareholders—is based only on the operator's railway operations.

Further, operators are required to submit their capital expenditure plans for increasing transportation services to ease crowding of commuter services and for other improvements in passenger services. The capital usage necessary for such enhancements is recognized in the calculation of total-cost.

(c) Total-cost is calculated using a "rate base method" that estimates the capital cost (interest payments, dividend payments, and other costs) arising from a fair and appropriate provision of return, based on the opportunity cost concept, in relation to the capital invested in corresponding railway operations.

The calculation of total-cost is as follows:

- total-cost = operating cost[1] + operational return
- operational return = assets utilized in railway business

operations (rate base) x operational return rate

- assets utilized in railway business operations = railway business operations fixed assets + construction in progress + deferred assets + working capital[2]
- operational return rate = equity ratio[3] x return rate on equity[4] + borrowed capital ratio[3] x return rate on borrowed capital[4]

Notes: 1. With respect to comparable costs among railway operators, in order to promote enhanced management efficiency, a "yardstick formula" is used to encourage indirect competition among respective operators. The results of those comparisons are issued at the end of every business year and form the basis for the calculation of costs.
2. Working capital = operating cost and certain inventories
3. Equity ratio 30%; borrowed capital ratio 70%
4. Return rate on equity is based on the average of yields on public and corporate bonds and the overall industrial average return on equity and dividend yield ratio. Return rate on borrowed capital is based on the average actual rate on loans and other liabilities.

(d) Subject to prior notification, railway operators can set or change fares and surcharges within the upper limits approved along with other charges. However, the MLIT can issue directives requiring changes in fares and surcharges by specified terms if the fares and surcharges submitted are deemed to fall within the following categories (Railway Business Law, article 16, item 5):

- The changes would lead to unjustifiable discrimination in the treatment of certain passengers.
- There is concern that the changes would give rise to unfair competition with other railway transportation operators.

PLAN FOR THE DEVELOPMENT OF NEW SHINKANSEN LINES

Construction Plans for New Shinkansen Lines

New Shinkansen lines are those lines indicated in the plan for the Shinkansen line network that was decided pursuant to the Nationwide Shinkansen Railway Development Law (1970, Law No. 71). Finalized in 1973, that plan called for the development of the Tohoku Shinkansen Line (Morioka–Aomori), the Hokuriku Shinkansen Line (Tokyo–Nagano–Toyama–Osaka), the Kyushu Shinkansen Line (Fukuoka–Kagoshima), and other Shinkansen lines. Following the division and privatization of JNR, JR East was selected as the operator of the Takasaki–Joetsu segment of the Hokuriku Shinkansen Line and the Morioka–Aomori segment of the Tohoku Shinkansen Line. JR East started operation of the Hokuriku Shinkansen Line between Takasaki and Nagano on October 1, 1997, and the Tohoku Shinkansen Line between Morioka and Hachinohe on December 1, 2002 (see map on page 18).

Within JR East's service area, the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen Line and the Nagano–Joetsu segment of the Hokuriku Shinkansen Line are currently being constructed by the JRTT. Based on a proposal by the three ruling parties, the national government and ruling parties agreed in December 1996 that both of those Shinkansen line segments would be standard gauge lines. In January 1998, the national government and ruling parties' examination committee for the development of new Shinkansen lines decided to begin the construction of those Shinkansen line segments during fiscal 1998, upon the completion of approval procedures. Based on that decision, the JRCC (currently, the JRTT) began construction in March 1998, after obtaining approval from the Minister of Transport pursuant to article 9 of the Nationwide Shinkansen Railway Development Law.

Further, in December 2004, the national government and ruling parties agreed on the outlook for the completion of new Shinkansen lines. For new Shinkansen lines under the jurisdiction of JR East, it was decided to aim to complete the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen Line by the end of fiscal 2011 and the Nagano–Hakusan general rail yard segment of the Hokuriku Shinkansen Line by the end of fiscal 2015 (JR East has jurisdiction of the Nagano–Joetsu segment of the Hokuriku Shinkansen Line).

Also, new Shinkansen lines not under the jurisdiction of JR East are being developed on the Shin-Aomori–Shin-Hakodate segment of the Hokkaido Shinkansen Line, the Joetsu–Hakusan general rail yard segment and

the Fukui Station portion of the Hokuriku Shinkansen Line, and the Hakata–Shin-Yatsushiro segment of the Kyushu Shinkansen Line.

Cost Burden of the Development of New Shinkansen Lines

(a) The national government, local governments, and the JR Companies assume the cost of new Shinkansen lines constructed by the JRTT. Amounts to be funded by the JR Companies are to be paid out of the following:
   1) Usage fees and other surcharges paid by the JR company as the operator of the line
   2) Funds made available from the JRTT, to which JR East, JR Central, and JR West make payments of amounts due on their Shinkansen purchase liabilities (see page 70 for details)

(b) In October 1997, the opening of the Takasaki–Nagano segment of the Hokuriku Shinkansen Line was accompanied by new standards for the amount of usage fees paid by the JR Companies as the operator of the line. Those usage fees are now regulated by the Japan Railway Construction, Transport and Technology Agency Law (enforcement ordinance, article 6). That enforcement ordinance stipulates that the JRTT will stipulate the amount of usage fees based on the benefits received as the operator of the said Shinkansen line after opening and the sum of taxes and maintenance fees paid by the JRTT for railway facilities leased. Of those, the benefits received as the operator are calculated by comparing the estimated revenues and expenses generated by the new segment of the Shinkansen line and related line segments after opening with the revenues and expenses that would likely be generated by parallel conventional lines and related line segments if the new segment of the Shinkansen line were not opened. The expected benefits are the difference between the amount that the operator of the new Shinkansen line should receive as a result of operation and the amount that would be received if the new Shinkansen line did not commence services. Specifically, expected benefits are calculated based on expected demand and revenues and expenses over a 30-year period after opening. Further, a part of the usage fees, which are calculated based on the expected benefits, is fixed for the 30-year period after commencing services. In addition, the taxes and maintenance fees are included in calculations of corresponding benefits as an expense of the operator of the Shinkansen line after opening. Therefore, the burden of the operator is kept within the limits of the corresponding benefits.

   With respect to the usage fee amount for the Takasaki–Nagano segment of the Hokuriku Shinkansen Line, which opened in October 1997, JR East decided that the usage fees calculated by the JRCC (currently, the JRTT) were within the limits of the corresponding benefits to result from the opening of that line and concluded an agreement with the JRCC in September 1997. Also, the JRCC received approval for those usage fees from the Minister of Transport in September 1997. Usage fees for fiscal 2007 totaled ¥19.6 billion ($166 million), comprising the fixed amount calculated based on corresponding benefits of ¥17.5 billion ($148 million) and taxes and maintenance fees of ¥2.1 billion ($18 million).

   In November 2002, JR East also concluded an agreement with the JRCC regarding the usage fees amount for the Morioka–Hachinohe segment of the Tohoku Shinkansen Line, which opened in December 2002. The JRCC received approval for those usage fees from the MLIT in November 2002. Usage fees for fiscal 2007 totaled ¥9.0 billion ($76 million), comprising the fixed amount calculated based on corresponding benefits of ¥7.9 billion ($67 million) and taxes and maintenance fees of ¥1.1 billion ($9 million).

(c) As well as being responsible for the construction of new Shinkansen lines, the JRTT procures construction

costs and owns the facilities that it has constructed. JR East leases those facilities from the JRTT after completion and pays the usage fees mentioned in (b) above upon the commencement of the service. During the construction period, JR East is not required to directly assume the JRTT's construction costs. Compared with periods when there is no construction of new Shinkansen lines, costs related to new Shinkansen lines, such as depreciation of railcars and other costs, can have an impact on JR East's single-year revenues and expenses in the initial period after opening. However, given the character of usage fees mentioned in (b) above, JR East believes that such factors will not have an impact on revenues and expenses over the 30-year period.

The JR Companies are required to assume the costs of "usage fees and other charges" as mentioned in (a) above. "Other charges" refers exclusively to the payment of usage fees before the commencement of services. However, such prior payment is required to be based upon agreements concluded following consultations between JR East and the JRTT. Accordingly, it is assumed that JR East's position will be adequately reflected in such arrangements.

Treatment of Conventional Lines Running Parallel to New Shinkansen Lines

In October 1997, at the time of the opening of the Takasaki–Nagano segment of the Hokuriku Shinkansen Line, the Yokokawa–Karuizawa segment was abolished and the management of the Karuizawa–Shinonoi segment of the Shinetsu Line was separated from JR East. Further, in December 2002, at the time of the opening of the Morioka–Hachinohe segment of the Tohoku Shinkansen Line, the management of that segment on the Tohoku Line was separated from JR East.

Also, an agreement reached between the national government and ruling parties in December 1996 stipulates that management of conventional line segments that run parallel to a new Shinkansen line should be separated from the JR Companies when the new Shinkansen line commences operations. Pursuant to that agreement, when construction began on the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen Line and the Nagano–Joetsu segment of the Hokuriku Shinkansen Line in March 1998, JR East requested and received the agreement of local communities with regard to the separation of the management of conventional lines that run parallel to those Shinkansen lines upon commencement of operation: the Hachinohe–Aomori segment of the Tohoku Line and the Nagano–Naoetsu segment of the Shinetsu Line.

Further, in December 2000, the national government and ruling parties agreed that when JR Freight uses the conventional lines whose management has been separated from the JR Companies, line usage fees will be charged commensurate with the amount of usage. With regard to the resulting loss for JR Freight, it was decided to implement an adjustment by allocating a part of the revenues from usage fees on the parallel Shinkansen line segment to JR Freight as required.

Accordingly, the Nationwide Shinkansen Railway Development Law enforcement ordinance was amended in October 2002. As a result, it became possible to appropriate usage fees paid by the JR Companies for amounts required by the JR Freight adjustment mechanism. Previously, as a general principle, usage fees had only been appropriated to cover the construction cost of Shinkansen lines.

JR East's Stance on the Construction of New Shinkansen Lines

JR East's stance on the construction of new Shinkansen lines is as follows.

(1) As the operator of new Shinkansen lines, JR East will only assume the burden of the aforementioned usage

fees and other charges that are within the limit of corresponding benefits as a result of commencing Shinkansen line operations. JR East will not assume any financial burden other than usage fees and other charges.

(2) The confirmation of agreements with local communities is required in regard to the management separation from JR East of conventional lines parallel to new Shinkansen line segments.

Based on strict adherence to the aforementioned conditions, which JR East has always viewed and will continue to view as essential, JR East will continue to fulfill its responsibility as the operator.

An agreement of the national government and ruling parties reconfirmed those conditions in December 1996, and they continued to be firmly maintained at the time of opening the Takasaki–Nagano segment of the Hokuriku Shinkansen Line and the Morioka–Hachinohe segment of the Tohoku Shinkansen Line. Also in December 1996, the national government and ruling parties agreed that, based on consultations and an agreement between the JR Companies and the JRTT, prior payment of usage fees would be implemented. Consequently, the construction of the Hachinohe–Shin-Aomori segment of the Tohoku Shinkansen Line and the Nagano–Joetsu segment of the Hokuriku Shinkansen Line began in March 1998. Given the aforementioned reasons, JR East has estimated that those new Shinkansen line segments will not adversely affect the maintenance of its sound management base.

However, a change to the conditions and arrangements related to the construction of new Shinkansen lines could adversely affect JR East's financial position and business performance.

In addition, the national government and ruling parties' December 2004 agreement includes the statement "with respect to the burden amount of JR Companies in relation to the fringe earnings arising from the development of such new Shinkansen lines as the Shin-Aomori–Shin-Hakodate segment of the Hokkaido Shinkansen Line and the Joetsu–Kanazawa segment of the Hokuriku Shinkansen Line, a detailed investigation will be undertaken when services in those segments commence." Given that the concept of "fringe earnings" is incompatible with the management decisions of an autonomous private-sector company and that a reasonable explanation of the concept cannot be offered to shareholders, JR East has expressed its opposition to the "fringe earnings" burden.

SAFETY MEASURES

Railway operations can potentially suffer significant damage resulting from natural disasters, human errors, crime, terrorism, or other factors.

JR East regards ensuring safety as a major issue that fundamentally underpins its operations. Based on its five-year *Safety Plan 2008,* JR East is taking measures to build a railway with high safety levels by addressing infrastructural and operational issues.

Specifically, JR East's safety-related efforts involve replacing and upgrading railcars and facilities and installing Automatic Train Stop devices (ATS-P and ATS-Ps types) that prevent train collisions as well as excessive speeds on the curved sections of tracks and other such areas. Further, based on lessons learned from such temblors as the 2004 Niigata Chuetsu Earthquake, JR East has accelerated quake countermeasures, such as the implementation of projects to reinforce tunnels and elevated railway tracks. JR East has begun implementing derailment countermeasures, including those to upgrade railcars and ground equipment and otherwise minimize the damage resulting from derailments. In light of the derailment that occurred on the Uetsu Line on December 25, 2005, JR East is continuing research to clarify the causes of the accident while also proceeding with the installation of wind speed measurement equipment and windbreak

fences. In addition, JR East is upgrading equipment and conducting accident awareness campaigns to prevent accidents at railway crossings as well as working to prevent rain-related damage, with particular attention to the Tokyo metropolitan area.

PLAN FOR THE DEVELOPMENT OF TOKYO STATION'S YAESU EXIT

Plan Overview

(a) Twin high-rises, *GranTokyo North Tower* and *GranTokyo South Tower*, are to be constructed on the north and south sides of the square in front of the Yaesu exit of Tokyo Station. *Gran Roof*, a ground-level, central pedestrian deck with a large roof, will connect the towers.

(b) Total floor space will be roughly 352,000m², and the total cost of the joint project will be approximately ¥130 billion ($1,102 million), with JR East's share being approximately ¥80 billion ($678 million). Adding the cost of independent projects, JR East will shoulder a total project cost of approximately ¥125 billion ($1,059 million).

(c) Schedule

September 2004:	begin construction of Phase I of the *North Tower* and *South Tower*
October 2007:	complete construction of Phase I of the *North Tower;* complete construction of the *South Tower*
Latter half of 2008:	begin construction of Phase II of the *North Tower* and *GranRoof*
Summer 2010:	complete construction of Phase II of the *North Tower*
Spring 2011:	complete construction of the central area, including *GranRoof* (also, complete the redevelopment of the square in front of the Yaesu exit of Tokyo Station during fiscal 2012)

JR East's Approach

The project is part of integrated efforts to redevelop the square in front of the Yaesu exit of Tokyo Station and to recreate the image of Japan's capital city. In addition, JR East believes that this project will add significant value to the Yaesu area of Tokyo Station and contribute to both JR East's transportation and non-transportation operations. However, while it is expected that, based on full consideration, this project will be profitable, JR East's financial position and business performance could be affected in the event that the project does not proceed according to plan due to a variety of environmental changes.

INFORMATION SYSTEMS AND PROTECTION OF PERSONAL DATA

JR East uses many computer systems in a variety of transportation and non-transportation operations. Further, computer systems play an important role among travel agencies, Railway Information Systems Co., Ltd., and other companies with which JR East has close business relationships. If the functions of those computer systems were seriously damaged as a result of natural disasters or human errors, this could have an impact on the operations of JR East. Moreover, in the event that personal data stored in those computer systems were leaked to unrelated third parties due to computer systems becoming infected by viruses or to unauthorized manipulation, it could affect JR East's financial position and business performance.

JR East takes measures to prevent damage, such as continuously upgrading the functions of in-house systems and training the related personnel. In the unlikely event of a system failure, JR East would minimize the impact by taking measures through an initial action framework that would be promptly set up and coordinated across operational divisions. Further, JR East is doing its utmost to ensure the strict management and protection of personal

data through the establishment of in-house regulations that include stipulations for the appropriate treatment of personal data, restricted authorization for access to personal data, control of access authority, and the construction of a system of in-house checks.

DEVELOPMENT OF NON-TRANSPORTATION OPERATIONS

JR East regards non-transportation operations as of equal importance to transportation operations in its management. In non-transportation operations, JR East is developing station space utilization, shopping centers and office buildings, and other services (hotel operations, advertising and publicity, and other services).

In non-transportation operations, JR East faces the risk of a downturn in consumption associated with economic recessions or unseasonable weather, which could lead to lower revenues from its shopping centers, stores in stations, hotels, and other operations. Such eventualities could also adversely affect sales of advertisement services and cause an increase in demands from tenants for rent reductions. Further, a fault in retail products or manufactured products, such as an outbreak of food poisoning or a similar incident, could reduce sales, damage trust in JR East, or result in the failure of tenants or business partners. The occurrence of any of those contingencies could have an impact on JR East's financial position and business performance. JR East's stations are used by roughly 16 million people every day (average daily number of passengers). JR East will fully leverage those stations as its largest management resource to develop operations. At the same time, JR East will enhance earnings and secure customer trust by implementing stringent hygiene management and credit controls.

COMPETITION

JR East's transportation operations compete with the operations of airline, automobile, bus transportation, and other railway companies. Furthermore, JR East's non-transportation operations compete with existing and newly established businesses. The competition of JR East's transportation and non-transportation operations with such rival operators could have an impact on JR East's financial position and business performance. In particular, intensified competition in the transportation market could affect earnings from JR East's transportation operations. Such competition includes the opening of the Tokyo Metro Fukutoshin Line subway, currently under construction, in fiscal 2009; an increase in flight services as a result of the enlargement of Tokyo International Airport (Haneda Airport); and stepped-up highway bus services between regional cities. Also, in station space utilization operations and shopping centers and office buildings businesses, JR East's competitiveness could lessen as a result of intensified competition created by the renewal or opening of nearby commercial premises. In addition, the earnings of JR East's hotel operations could be affected by increasingly fierce competition from foreign-affiliated luxury hotels as well as economy business hotels and dedicated wedding reception facilities operated by domestic companies.

REDUCTION OF TOTAL LONG-TERM DEBT

At the end of fiscal 2007, total long-term debt was ¥3,636.2 billion ($30,815 million). In addition, interest expense amounted to ¥131.4 billion ($1,113 million) in fiscal 2007, which was equivalent to 30.7% of operating income. JR East will continue to reduce total long-term debt and refinance to obtain lower interest rates. However, a reduction in free cash flows due to unforeseen circumstances or a change in borrowing rates due to fluctuation in interest rates could affect JR East's financial position and business performance.

Consolidated Balance Sheets

East Japan Railway Company and Subsidiaries
March 31, 2006 and 2007

	Millions of Yen		Millions of U.S. Dollars (Note 2 (1))
	2006	2007	2007
Assets			
Current Assets:			
Cash and cash equivalents (Note 4)	¥ 64,373	¥ **86,980**	$ **737**
Receivables:			
Accounts receivable–trade	196,976	**265,219**	**2,248**
Unconsolidated subsidiaries and affiliated companies	5,943	**10,733**	**91**
Other	19,363	**18,891**	**160**
Allowance for doubtful accounts (Note 2 (4))	(1,744)	**(2,411)**	**(21)**
	220,538	**292,432**	**2,478**
Inventories (Notes 2 (5) and 5)	35,098	**36,793**	**312**
Real estate for sale (Notes 2 (6) and 6)	8,786	**6,528**	**55**
Deferred income taxes (Note 14)	55,948	**59,809**	**507**
Other current assets	27,359	**30,572**	**259**
Total current assets	412,102	**513,114**	**4,348**
Investments:			
Unconsolidated subsidiaries and affiliated companies (Notes 2 (2) and 7)	36,394	**32,727**	**277**
Other (Notes 2 (7) and 8)	213,085	**205,628**	**1,743**
	249,479	**238,355**	**2,020**
Property, Plant and Equipment (Notes 2 (8), 9 and 10):			
Buildings	1,917,169	**1,957,141**	**16,586**
Fixtures	5,004,830	**5,080,350**	**43,054**
Machinery, rolling stock and vehicles	2,236,890	**2,285,963**	**19,373**
Land	2,014,863	**2,012,665**	**17,056**
Construction in progress	191,916	**222,965**	**1,890**
Other	161,456	**161,585**	**1,369**
	11,527,124	**11,720,669**	**99,328**
Less accumulated depreciation	5,730,775	**5,888,162**	**49,900**
Net property, plant and equipment	5,796,349	**5,832,507**	**49,428**
Other Assets:			
Long-term deferred income taxes (Note 14)	193,871	**210,463**	**1,784**
Goodwill (Note 2 (2))	80	**—**	**—**
Other	169,703	**173,593**	**1,471**
	363,654	**384,056**	**3,255**
	¥6,821,584	**¥6,968,032**	**$59,051**

See accompanying notes.

Financial Section

	Millions of Yen		Millions of U.S. Dollars (Note 2 (1))
	2006	**2007**	**2007**
Liabilities and Shareholders' Equity/Net Assets			
Current Liabilities:			
Commercial paper	¥ 40,000	**¥ —**	**$ —**
Current portion of long-term debt (Notes 9 and 11)	115,652	**241,772**	**2,049**
Current portion of long-term liabilities incurred for purchase of railway facilities (Notes 9 and 12)	141,211	**144,129**	**1,221**
Prepaid railway fares received	91,537	**90,865**	**770**
Payables:			
Accounts payable–trade	51,797	**64,413**	**546**
Unconsolidated subsidiaries and affiliated companies	48,065	**49,719**	**421**
Other	426,372	**487,368**	**4,130**
	526,234	**601,500**	**5,097**
Accrued expenses	109,605	**109,310**	**926**
Accrued consumption tax (Note 13)	8,817	**15,709**	**133**
Accrued income taxes (Note 14)	59,666	**81,572**	**691**
Other current liabilities	33,390	**53,069**	**451**
Total current liabilities	1,126,112	**1,337,926**	**11,338**
Long-Term Debt (Notes 9 and 11)	1,844,559	**1,792,786**	**15,193**
Long-Term Liabilities Incurred for Purchase of Railway Facilities (Notes 9 and 12)	1,602,446	**1,457,517**	**12,352**
Employees' Severance and Retirement Benefits (Notes 2 (9) and 15)	597,789	**600,229**	**5,087**
Deposits Received for Guarantees	172,305	**164,927**	**1,398**
Long-Term Deferred Tax Liabilities (Note 14)	2,478	**2,680**	**23**
Other Long-Term Liabilities	93,514	**98,862**	**837**
Minority Interests	25,022	**—**	**—**
Contingent Liabilities (Note 16)			
Shareholders' Equity (Notes 2 (1), 2 (16) and 17):			
Common stock: Authorized 16,000,000 shares; Issued, 2006—4,000,000 shares; Outstanding, 2006—3,996,234 shares	200,000	**—**	**—**
Capital surplus:			
Additional paid-in capital	96,600	**—**	**—**
Total capital surplus	96,600	**—**	**—**
Retained earnings	984,525	**—**	**—**
Net unrealized holding gains on securities	78,543	**—**	**—**
Treasury stock, at cost, 3,766 shares in 2006	(2,309)	**—**	**—**
Total shareholders' equity	1,357,359	**—**	**—**
Net Assets (Notes 2 (1), 2 (16) and 17):			
Common stock: Authorized 16,000,000 shares; Issued, 2007—4,000,000 shares; Outstanding, 2007—3,996,194 shares	—	**200,000**	**1,695**
Capital surplus	—	**96,721**	**820**
Retained earnings	—	**1,127,234**	**9,553**
Treasury stock, at cost, 3,806 shares in 2007	—	**(2,595)**	**(22)**
Net unrealized holding gains on securities	—	**66,969**	**567**
Net deferred gains on derivatives under hedge accounting	—	**225**	**2**
Minority interests	—	**24,551**	**208**
Total net assets	—	**1,513,105**	**12,823**
	¥6,821,584	**¥6,968,032**	**$59,051**

Consolidated Statements of Income

East Japan Railway Company and Subsidiaries
Years ended March 31, 2005, 2006 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 2 (1))
	2005	2006	**2007**	**2007**
Operating Revenues (Note 18)	¥2,537,481	¥2,592,393	**¥2,657,346**	**$22,520**
Operating Expenses (Note 18):				
Transportation, other services and cost of sales	1,677,930	1,701,620	**1,718,576**	**14,564**
Selling, general and administrative expenses	501,016	494,673	**510,672**	**4,328**
	2,178,946	2,196,293	**2,229,248**	**18,892**
Operating Income (Note 18)	358,535	396,100	**428,098**	**3,628**
Other Income (Expenses):				
Interest expense on short- and long-term debt	(44,331)	(40,882)	**(42,512)**	**(360)**
Interest expense incurred for purchase of railway facilities	(104,100)	(95,666)	**(88,864)**	**(753)**
Losses for redemption of bonds (Note 11)	(24,003)	(3,409)	**(20,557)**	**(174)**
Loss on sales of fixed assets	(11,010)	(3,982)	**(650)**	**(6)**
Environmental conservation costs	—	(13,956)	**(13,884)**	**(118)**
Impairment losses on fixed assets (Notes 2 (15), 10 and 18)	(46,355)	(1,841)	**(3,507)**	**(30)**
Earthquake-damage losses (Note 3)	(11,933)	—	**—**	**—**
Provision for allowance for earthquake-damage losses (Note 3)	(28,647)	—	**—**	**—**
Interest and dividend income	1,257	1,814	**1,954**	**17**
Equity in net income (loss) of affiliated companies	290	707	**(1,978)**	**(17)**
Gain on sales of investment in securities	39,517	858	**—**	**—**
Gain on sales of transferable development air rights	26,685	—	**10,456**	**89**
Gain on sales of fixed assets	38,914	23,279	**35,489**	**301**
Other, net	5,382	6,613	**2,635**	**22**
	(158,334)	(126,465)	**(121,418)**	**(1,029)**
Income before Income Taxes	200,201	269,635	**306,680**	**2,599**
Income Taxes (Note 14):				
Current	137,409	125,330	**140,556**	**1,191**
Deferred	(51,046)	(15,682)	**(12,135)**	**(103)**
Minority Interests in Net Income of Consolidated Subsidiaries	(2,246)	(2,412)	**(2,388)**	**(21)**
Net Income	¥ 111,592	¥ 157,575	**¥ 175,871**	**$ 1,490**
	Yen			U.S. Dollars (Note 2 (1))
Earnings per Share (Note 2 (13))	¥27,868	¥39,370	**¥44,008**	**$373**

See accompanying notes.

Financial Section

Consolidated Statements of Shareholders' Equity (Note 2 (17))

East Japan Railway Company and Subsidiaries
Years ended March 31, 2005 and 2006

	Number of Issued Shares of Common Stock	Millions of Yen				
		Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Holding Gains (Losses) on Securities	Treasury Stock
Balance at March 31, 2004	4,000,000	¥200,000	¥96,600	¥771,233	¥32,794	¥ (451)
Increase due to merger of nonconsolidated subsidiaries and other	—	—	—	33	—	—
Net income	—	—	—	111,592	—	—
Cash dividends (¥6,000 per share)	—	—	—	(23,970)	—	—
Bonuses to directors and corporate auditors	—	—	—	(177)	—	—
Disposal (purchase) of treasury stock, net	—	—	—	(2,047)	—	(1,819)
Net unrealized holding losses on securities	—	—	—	—	(242)	—
Balance at March 31, 2005	4,000,000	200,000	96,600	856,664	32,552	(2,270)
Gain on disposal of treasury stock	—	—	0	—	—	—
Increase due to addition of consolidated subsidiary and other	—	—	—	484	—	—
Net income	—	—	—	157,575	—	—
Cash dividends (¥8,000 per share)	—	—	—	(29,978)	—	—
Bonuses to directors and corporate auditors	—	—	—	(220)	—	—
Disposal (purchase) of treasury stock, net	—	—	—	—	—	(39)
Net unrealized holding gains on securities	—	—	—	—	45,991	—
Balance at March 31, 2006	4,000,000	¥200,000	¥96,600	¥984,525	¥78,543	¥(2,309)

Consolidated Statements of Changes in Net Assets (Note 2 (17))

East Japan Railway Company and Subsidiaries
Year ended March 31, 2007

	Number of Issued Shares of Common Stock	Millions of Yen							
		Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Net Unrealized Holding Gains (Losses) on Securities	Net Deferred Gains (Losses) on Derivatives under Hedge Accounting	Minority Interests	Total
Balance at March 31, 2006	4,000,000	¥200,000	¥96,600	¥ 984,525	¥(2,309)	¥ 78,543	¥ —	¥ —	¥1,357,359
Reclassification due to adoption of new accounting standards for presentation of net assets in the balance sheet as of April 1, 2006	—	—	—	—	—	—	—	25,022	25,022
Net assets at April 1, 2006	**4,000,000**	**¥200,000**	**¥96,600**	**¥ 984,525**	**¥(2,309)**	**¥78,543**	**¥ —**	**¥25,022**	**¥1,382,381**
Cash dividends (¥9,000 per share)	—	—	—	**(33,974)**	—	—	—	—	**(33,974)**
Bonuses to directors and corporate auditors	—	—	—	**(243)**	—	—	—	—	**(243)**
Net income	—	—	—	**175,871**	—	—	—	—	**175,871**
Increase due to addition of consolidated subsidiaries and other	—	—	—	**1,055**	—	—	—	—	**1,055**
Purchase of treasury stock	—	—	—	—	**(741)**	—	—	—	**(741)**
Disposal of treasury stock	—	—	**121**	—	**455**	—	—	—	**576**
Other	—	—	—	—	—	**(11,574)**	**225**	**(471)**	**(11,820)**
Balance at March 31, 2007	**4,000,000**	**¥200,000**	**¥96,721**	**¥1,127,234**	**¥(2,595)**	**¥ 66,969**	**¥225**	**¥24,551**	**¥1,513,105**

	Number of Issued Shares of Common Stock	Millions of U.S. Dollars (Note 2 (1))							
		Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Net Unrealized Holding Gains (Losses) on Securities	Net Deferred Gains (Losses) on Derivatives under Hedge Accounting	Minority Interests	Total
Balance at March 31, 2006	4,000,000	$1,695	$819	$8,343	$(20)	$666	$—	$ —	$11,503
Reclassification due to adoption of new accounting standards for presentation of net assets in the balance sheet as of April 1, 2006	—	—	—	—	—	—	—	**212**	**212**
Net assets at April 1, 2006	**4,000,000**	**$1,695**	**$819**	**$8,343**	**$(20)**	**$666**	**$—**	**$212**	**$11,715**
Cash dividends ($76 per share)	—	—	—	**(288)**	—	—	—	—	**(288)**
Bonuses to directors and corporate auditors	—	—	—	**(2)**	—	—	—	—	**(2)**
Net income	—	—	—	**1,490**	—	—	—	—	**1,490**
Increase due to addition of consolidated subsidiaries and other	—	—	—	**10**	—	—	—	—	**10**
Purchase of treasury stock	—	—	—	—	**(6)**	—	—	—	**(6)**
Disposal of treasury stock	—	—	**1**	—	**4**	—	—	—	**5**
Other	—	—	—	—	—	**(99)**	**2**	**(4)**	**(101)**
Balance at March 31, 2007	**4,000,000**	**$1,695**	**$820**	**$9,553**	**$(22)**	**$567**	**$ 2**	**$208**	**$12,823**

See accompanying notes.

Consolidated Statements of Cash Flows

East Japan Railway Company and Subsidiaries
Years ended March 31, 2005, 2006 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 2 (1))
	2005	2006	**2007**	**2007**
Cash Flows from Operating Activities:				
Income before income taxes	¥200,201	¥269,635	**¥306,680**	**$2,599**
Depreciation (Note 18)	317,957	316,038	**318,526**	**2,699**
Impairment losses on fixed assets	46,355	1,841	**3,507**	**30**
Amortization of long-term prepaid expense	4,913	4,942	**5,079**	**43**
Net change in employees' severance and retirement benefits	3,369	(532)	**2,051**	**17**
Interest and dividend income	(1,257)	(1,814)	**(1,954)**	**(17)**
Interest expense	148,431	136,548	**131,376**	**1,113**
Construction grants received	(79,728)	(54,146)	**(65,452)**	**(555)**
Gain on sales of investment in securities	(39,517)	(858)	**—**	**—**
Loss from disposition and provision for cost reduction of fixed assets	101,662	76,331	**93,655**	**794**
Earthquake-damage losses	11,933	—	**—**	**—**
Provision for allowance for earthquake-damage losses	28,647	—	**—**	**—**
Net change in major receivables	(10,826)	(24,009)	**(52,546)**	**(445)**
Net change in major payables	(9,175)	36,348	**68,643**	**582**
Other	(19,872)	(14,904)	**(14,655)**	**(123)**
Subtotal	703,093	745,420	**794,910**	**6,737**
Proceeds from interest and dividends	1,417	1,969	**2,159**	**18**
Payments of interest	(149,915)	(138,712)	**(130,114)**	**(1,103)**
Payments of earthquake-damage losses	(6,854)	(26,568)	**(6,291)**	**(53)**
Payments of income taxes	(140,004)	(134,387)	**(118,814)**	**(1,007)**
Net cash provided by operating activities	407,737	447,722	**541,850**	**4,592**
Cash Flows from Investing Activities:				
Payments for purchases of fixed assets	(388,993)	(390,439)	**(458,097)**	**(3,882)**
Proceeds from sales of fixed assets	69,445	33,315	**39,667**	**336**
Proceeds from construction grants	59,312	63,849	**69,834**	**592**
Proceeds from sales of transferable development air rights	13,343	—	**5,228**	**44**
Payments for purchases of investment in securities	(13,610)	(17,634)	**(12,238)**	**(104)**
Proceeds from sales of investment in securities	41,917	2,627	**—**	**—**
Cash decrease due to purchases of shares of a company newly consolidated, net of cash acquired	—	(487)	**—**	**—**
Other	3,638	(720)	**6,806**	**58**
Net cash used in investing activities	(214,948)	(309,489)	**(348,800)**	**(2,956)**
Cash Flows from Financing Activities:				
Net increase (decrease) in commercial paper	5,000	35,000	**(40,000)**	**(339)**
Proceeds from long-term loans	64,300	105,739	**109,162**	**925**
Payments of long-term loans	(124,366)	(158,453)	**(116,247)**	**(985)**
Proceeds from issuance of bonds	129,943	160,113	**180,081**	**1,526**
Payments for redemption of bonds	(70,000)	(87,960)	**(100,000)**	**(847)**
Payments of liabilities incurred for purchase of railway facilities	(144,369)	(149,170)	**(142,012)**	**(1,203)**
Payments for acquisition of treasury stock	(6,507)	(48)	**(40)**	**(0)**
Cash dividends paid	(23,970)	(29,978)	**(33,974)**	**(288)**
Other	(39,072)	(16,842)	**(28,997)**	**(247)**
Net cash used in financing activities	(209,041)	(141,599)	**(172,027)**	**(1,458)**
Net Increase (Decrease) in Cash and Cash Equivalents	(16,252)	(3,366)	**21,023**	**178**
Cash and Cash Equivalents at Beginning of Year	82,935	66,781	**64,373**	**546**
Increase due to Addition of Consolidated Subsidiaries and Other	98	958	**1,584**	**13**
Cash and Cash Equivalents at End of Year	¥ 66,781	¥ 64,373	**¥ 86,980**	**$ 737**

See accompanying notes.

Notes to Consolidated Financial Statements

East Japan Railway Company and Subsidiaries
Years ended March 31, 2005, 2006 and 2007

1 Incorporation of East Japan Railway Company

In accordance with the provisions of the Law for Japanese National Railways Restructuring (the Law), the Japanese National Railways (JNR) was privatized into six passenger railway companies, one freight railway company and several other organizations (JR Group Companies) on April 1, 1987.

East Japan Railway Company (the Company) is one of the six passenger railway companies and serves eastern Honshu (Japan's main island). The Company operates 70 railway lines, 1,702 stations and 7,526.8 operating kilometers as of March 31, 2007.

In the wake of the split-up of JNR, assets owned by and liabilities incurred by JNR were transferred to JR Group Companies, the Shinkansen Holding Corporation and JNR Settlement Corporation (JNRSC). Most JNR assets located in eastern Honshu, except for the land and certain railway fixtures used by the Tohoku and Joetsu Shinkansen lines, were transferred to the Company. Current liabilities and employees' severance and retirement benefits, incurred in connection with railway and other operations in the allotted area, and certain long-term debt were assumed by the Company.

The transfer values were determined by the Evaluation Council, a governmental task force, in accordance with the provisions of the Law. In general, railway assets such as railway property and equipment were valued at the net book value of JNR. Nonrailway assets such as investments and other operating property and equipment were valued at prices determined by the Evaluation Council.

The land and railway fixtures of the Tohoku and Joetsu Shinkansen lines were owned by Shinkansen Holding Corporation until September 30, 1991, and the Company leased such land and railway fixtures at a rent determined by Shinkansen Holding Corporation in accordance with related laws and regulations. On October 1, 1991, the Company purchased such Shinkansen facilities for a total purchase price of ¥3,106,970 million from the Shinkansen Holding Corporation (see Note 12). Subsequent to the purchase, the Shinkansen Holding Corporation was dissolved. The Railway Development Fund succeeded to all rights and obligations of the Shinkansen Holding Corporation. In October 1997, the Railway Development Fund and Maritime Credit Corporation merged to form the Corporation for Advanced Transport & Technology. In October 2003, Japan Railway Construction Public Corporation and the Corporation for Advanced Transport & Technology merged to form the Japan Railway Construction, Transport and Technology Agency.

Prior to December 1, 2001, in accordance with the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (JR Law), the Company was required to obtain approval from the Minister of Land, Infrastructure and Transport as to significant management decisions, including new issues of stock or bonds, borrowing of long-term loans, election of representative directors and corporate auditors, sale of major properties, amendment of the Articles of Incorporation and distribution of retained earnings.

The amendment to the JR Law took effect on December 1, 2001 (2001 Law No. 61) and the Company is no longer subject generally to the JR Law, as amended (see Note 11).

2 Significant Accounting Policies

1) Basis of presentation of financial statements

The Company and its consolidated subsidiaries maintain their books of account in accordance with the Japanese Corporate Law and accounting principles generally accepted in Japan ("Japanese GAAP"). Certain accounting principles and practices generally accepted in Japan are different from International Financial Reporting Standards in certain respects as to application and disclosure requirements. The Company's and certain consolidated subsidiaries' books are also subject to the Law for Railway Business Enterprise and related regulations for a regulated company.

The consolidated balance sheet as of March 31, 2007, which has been prepared in accordance with the new accounting standard as discussed in Note 2 (16), is presented with the consolidated balance sheet as of March 31, 2006 prepared in accordance with the previous presentation rules.

Also, as discussed in Note 2 (17), the consolidated statement of changes in net assets for the year ended March 31, 2007 has been prepared in accordance with the new accounting standard. The accompanying consolidated statements of shareholders' equity for the years ended March 31, 2005 and 2006 were voluntarily prepared for the purpose of inclusion in the consolidated financial statements.

The accompanying consolidated financial statements have been restructured and translated into English from the consolidated financial statements prepared for Securities and Exchange Law of Japan purposes. Certain modifications and reclassifications, including the presentation of the Consolidated Statements of Shareholders' Equity for each of the two years ended March 31, 2005 and 2006, have been made for the convenience of readers outside Japan.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are

included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2007, which was ¥118 to U.S.$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

2) Consolidation

The consolidated financial statements of the Company include the accounts of all significant subsidiaries (together, the "Companies"). The effective-control standard is applied according to Regulations concerning Terminology, Forms and Method of Presentation of Consolidated Financial Statements in Japan (Regulations for Consolidated Financial Statements). For the year ended March 31, 2007, 85 subsidiaries were consolidated. Two subsidiaries were newly consolidated in the year ended March 31, 2007 because of the establishment and increased importance of one of those companies. Furthermore, three subsidiaries were deconsolidated in the year ended March 31, 2007 because of their merger with other consolidated subsidiaries.

All significant intercompany transactions and accounts have been eliminated. Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as goodwill in the consolidated balance sheets and amortized using the straight-line method over five years.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are recorded based on the fair value at the time the Company acquired control of the respective subsidiaries.

3) Equity method

The effective-influence standard is applied according to Regulations for Consolidated Financial Statements. For the year ended March 31, 2007, two affiliated companies were accounted for by the equity method, and there was no change in those companies during that year.

Investments in unconsolidated subsidiaries and other affiliated companies are stated mainly at moving-average cost since their equity earnings in the aggregate are not material in relation to consolidated net income and retained earnings.

4) Allowance for doubtful accounts

According to the Japanese Accounting Standards for Financial Instruments, the Companies provide an allowance based on the past loan loss experience for a certain reference period in general. Furthermore, for receivables from debtors with financial difficulty which could affect their ability to perform in accordance with their obligations, the allowance is provided for estimated unrecoverable amounts on an individual basis.

5) Inventories

Inventories are stated at cost as follows:

Merchandise inventories: the retail cost method or first-in, first-out method;

Rails, materials and supplies: the moving-average cost method; and

Other: the last purchased cost method

6) Real estate for sale

Real estate for sale is stated at the identified cost, which is reduced for a significant decline in value. Devaluation losses on real estate for sale included in the other, net item of other expenses on the consolidated statements of income for the years ended March 31, 2005, 2006 and 2007 were ¥118 million, ¥654 million and ¥1,563 million ($13 million), respectively.

7) Securities

Securities are classified and stated as follows:

(1) Trading securities are stated at fair market value. The Companies had no trading securities through the years ended March 31, 2005, 2006 and 2007.

(2) Held-to-maturity debt securities are stated at amortized cost.

(3) Equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method are mainly stated at moving-average cost.

(4) Available-for-sale securities are stated as follows:

(a) Available-for-sale securities with market value

According to the Japanese Accounting Standards for Financial Instruments, available-for-sale securities for which market quotations are available are stated at fair market value as of the balance sheet date. Net deferred gains or losses on these securities are reported as a separate item in shareholders' equity in 2006 and net assets in 2007 at an amount net of applicable income taxes and minority interests. The cost of sales of such securities is determined mainly by the moving-average method.

(b) Available-for-sale securities without market value

Available-for-sale securities for which market quotations are not available are mainly stated at moving-average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method or available-for-sale securities, the said securities are stated at market values in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. The Companies' policy for such write-offs stipulates that if the market value as of

the year-end has declined by 50% or more of the acquisition cost of the said security, it should be stated at the market value. If the market value has declined by 30% or more but less than 50%, the said security should be written off by the amount determined as necessary after taking the possibility of market value recovery into account.

8) Property, plant and equipment

Property, plant and equipment are generally stated at cost or the transfer value referred to in Note 1. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets.

Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law. Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to 50% of the costs under the condition that subsequent replacement costs are charged to income. Certain property, plant and equipment of the consolidated subsidiaries were depreciated using the straight-line method. Buildings (excluding related fixtures) acquired from April 1, 1998 onward are depreciated using the straight-line method according to the Japanese Tax Law.

The range of useful lives is mainly as follows:

Buildings	3 to 50 years
Fixtures	3 to 60 years
Rolling stock and vehicles	3 to 20 years
Machinery	3 to 20 years

9) Accounting for employees' retirement benefits

Almost all employees of the Companies are generally entitled to receive lump-sum severance and retirement benefits (some subsidiaries have adopted a pension plan of their own). The amounts of the employees' severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees. Previously, most of the Companies accrued a liability for such obligation equal to 40% of the amount required if all eligible employees had voluntarily terminated their employment at the balance sheet date.

The Japanese Accounting Standards for Retirement Benefits became effective beginning with the year ended March 31, 2001. The Companies accrue liabilities for post-employment benefits at the balance sheet date in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the balance sheet date and the fair value of plan assets at that date.

The excess of the projected benefit obligations over the total of the fair value of plan assets as of April 1, 2000 and the liabilities for severance and retirement benefits recorded as of April 1, 2000 (the "net transition obligation") is being charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. The balance of unrecognized net transition obligation as of March 31, 2007 was ¥146,278 million ($1,240 million).

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (mainly 10 years) which does not exceed the average remaining service years of employees at the time when the prior service costs were incurred.

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (mainly 10 years) within the average of the estimated remaining service lives commencing with the following year.

10) Accounting for certain lease transactions

Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases under Japanese GAAP.

11) Accounting for research and development costs

According to the Accounting Standards for Research and Development Costs, etc., in Japan, research and development costs are recognized as they incur. Research and development costs included in operating expenses for the years ended March 31, 2005, 2006 and 2007 were ¥15,579 million, ¥16,886 million and ¥17,095 million ($145 million), respectively.

12) Income taxes

Income taxes comprise corporation, enterprise and inhabitants' taxes. Deferred income taxes are recognized for temporary differences between the financial statement basis and the tax basis of assets and liabilities.

13) Earnings per share

Earnings per share shown in the consolidated statements of income are computed by dividing income available to common shareholders by the weighted average number of common stock outstanding during the year. Diluted earnings per share are not shown, since there are no outstanding securities with dilutive effect on earnings per share such as convertible bonds.

14) Derivative transactions

All derivative transactions of the Companies are used for hedging purposes. Such derivative transactions are stated at fair value and the gains and losses resulting from changes in fair value of those transactions

are deferred until the losses and gains of the hedged items are recognized. Certain derivative transactions of the Companies that meet certain hedging criteria are accounted for in the following manner:

(1) Regarding forward exchange contracts and foreign currency swap contracts, the hedged foreign currency receivable and payable are recorded using the Japanese yen amount of the contracted forward rate or swap rate, and no gains or losses on the forward exchange contracts or foreign currency swap contracts are recorded.

(2) Regarding interest rate swap contracts, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

15) Impairment of fixed assets

In August 2002, the Business Accounting Council of Japan issued the "Opinion concerning Establishment of Accounting Standards for Impairment of Fixed Assets," which became operative from the year beginning on April 1, 2005. Beginning with the year ended March 31, 2005, the Companies prospectively adopted the standards. The new accounting standards require that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of an asset or asset group may not be recoverable.

The impairment losses are recognized when the book value of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continuing use and eventual disposition of the asset or asset group.

The impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable amounts, which is the higher of the discounted cash flows from the continuing use and eventual disposition of the asset or the net selling price.

Restoration of previously recognized impairment losses is prohibited. For cumulative impairment losses, the Companies deducted directly from respective asset amounts based on the revised regulation on the consolidated financial statements.

16) Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5 issued by the Accounting Standards Board of Japan on December 9, 2005), and the implementation guidance for the accounting standard for presentation of net assets in the balance sheet (the Financial Accounting Standard Implementation Guidance No. 8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").

The consolidated balance sheet as of March 31, 2007 prepared in accordance with the New Accounting Standards comprises three sections, which are the assets, liabilities and net assets sections. The consolidated balance sheet as of March 31, 2006 prepared pursuant to the previous presentation rules comprises the assets, liabilities, minority interests and shareholders' equity sections.

Under the New Accounting Standards, the following items are presented differently at March 31, 2007 compared to March 31, 2006. The net assets section includes deferred gains (losses) on hedging derivatives, net of taxes. Under the previous presentation rules, deferred gains (losses) on hedging derivatives were included in the assets or liabilities section without considering the related income tax effects. Minority interests are included in the net assets section at March 31, 2007. Under the previous presentation rules, companies were required to present minority interests between the non-current liabilities and the shareholders' equity sections.

The adoption of the New Accounting Standards had no impact on the consolidated statement of income for the year ended March 31, 2007. Also, if the New Accounting Standards had not been adopted at March 31, 2007, shareholders' equity amounting to ¥1,488,329 million ($12,613 million) would have been presented.

17) Accounting Standard for Statement of Changes in Net Assets

Effective from the year ended March 31, 2007, the Company and its consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Statement No. 6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the implementation guidance for the Accounting Standard for Statement of Changes in Net Assets (the Financial Accounting Standard Implementation Guidance No. 9 issued by the Accounting Standards Board of Japan on December 27, 2005), (collectively, "the Additional New Accounting Standards").

The Company prepared the accompanying consolidated statement of changes in net assets for the year ended March 31, 2007 in accordance with the Additional New Accounting Standards. The accompanying consolidated statements of shareholders' equity for the years ended March 31, 2005 and 2006, which were voluntarily prepared for inclusion in the consolidated financial statements, have not been adapted to the new presentation rules of 2007.

3 Earthquake Damage

On October 23, 2004, a number of the Companies' properties sustained damage as a result of the Niigata Chuetsu Earthquake. The related losses reflected in the statement of income and allowance reflected in the other current liabilities in the balance sheets for the years ended March 31, 2005, 2006 and 2007 were as follows.

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	**2007**	**2007**
Earthquake-damage losses	¥11,933	¥ —	**¥—**	**$—**
Allowance for earthquake-damage losses	28,647	2,264	**—**	**—**

4 Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

5 Inventories

Inventories consist of rails, materials, supplies, merchandise and others.

6 Real Estate for Sale

Real estate for sale represents the cost, as adjusted for a significant decline in value, of land acquired and related land improvements in connection with residential home site developments in eastern Honshu.

7 Investments in and Advances to Unconsolidated Subsidiaries and Affiliated Companies

Investments in and advances to unconsolidated subsidiaries and affiliated companies at March 31, 2006 and 2007 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2006	**2007**	**2007**
Unconsolidated subsidiaries:			
Investments	¥ 5,014	**¥ 4,520**	**$ 38**
Advances	1,449	**483**	**4**
	6,463	**5,003**	**42**
Affiliated companies:			
Investments (including equity in earnings of affiliated companies)	29,931	**27,724**	**235**
	¥36,394	**¥32,727**	**$277**

8 Securities

For held-to-maturity debt securities with market value, amount on balance sheets and market value at March 31, 2006 and 2007 were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2006			**2007**			**2007**		
	Amount on Balance Sheet	Market Value	Difference	Amount on Balance Sheet	Market Value	Difference	Amount on Balance Sheet	Market Value	Difference
Of which market value exceeds the amount on balance sheet:									
Government, municipal bonds, etc.	¥ 25	¥ 25	¥ 0	**¥ 40**	**¥ 40**	**¥ 0**	**$0**	**$0**	**$ 0**
Of which market value does not exceed the amount on balance sheet:									
Government, municipal bonds, etc.	293	290	(3)	**275**	**273**	**(2)**	**3**	**3**	**(0)**
Total	¥318	¥315	¥(3)	**¥315**	**¥313**	**¥(2)**	**$3**	**$3**	**$(0)**

For available-for-sale securities with market value, acquisition cost and amount on balance sheets at March 31, 2006 and 2007 were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2006			2007			2007		
	Acquisition Cost	Amount on Balance Sheet	Difference	Acquisition Cost	Amount on Balance Sheet	Difference	Acquisition Cost	Amount on Balance Sheet	Difference
Of which amount on balance sheet exceeds the acquisition cost:									
Equity shares	¥66,369	¥196,966	¥130,597	**¥72,834**	**¥184,783**	**¥111,949**	**$617**	**$1,566**	**$949**
Debt securities	154	171	17	**154**	**164**	**10**	**2**	**2**	**0**
Of which amount on balance sheet does not exceed the acquisition cost:									
Equity shares	10	7	(3)	**3,647**	**3,079**	**(568)**	**31**	**26**	**(5)**
Debt securities	227	223	(4)	**247**	**245**	**(2)**	**2**	**2**	**(0)**
Total	¥66,760	¥197,367	¥130,607	**¥76,882**	**¥188,271**	**¥111,389**	**$652**	**$1,596**	**$944**

Available-for-sale securities sold during the year ended March 31, 2005 amounted to ¥41,252 million. Within other income (expenses) on the consolidated statements of income for the years ended March 31, 2005, gains on sales of available-for-sale securities amounted to ¥39,101 million and were included in gain on sales of investment in securities, and losses on sales of available-for-sale securities amounted to ¥116 million and were included in other, net.

In the years ended March 31, 2006 and 2007, gains and losses on the sale of available-for-sale securities were immaterial.

The major components of available-for-sale securities without market value at March 31, 2006 and 2007 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Available-for-sale securities without market value:			
Unlisted equity securities	¥10,988	**¥10,945**	**$93**
Investments in special-purpose company	2,013	**3,560**	**30**
Preferred equity securities	999	**1,000**	**8**

Annual maturities of available-for-sale securities with maturities and held-to-maturity debt securities as of March 31, 2007 were as follows:

	Millions of Yen				Millions of U.S. Dollars			
	2007				2007			
	1 Year or Less	5 Years or Less but More Than 1 Year	10 Years or Less but More Than 5 Years	More Than 10 Years	1 Year or Less	5 Years or Less but More Than 1 Year	10 Years or Less but More Than 5 Years	More Than 10 Years
Debt securities	**¥259**	**¥450**	**¥6**	**¥10**	**$2**	**$4**	**$0**	**$0**
Total	**¥259**	**¥450**	**¥6**	**¥10**	**$2**	**$4**	**$0**	**$0**

9 Pledged Assets

At March 31, 2006 and 2007, buildings and fixtures with net book value of ¥36,308 million and ¥31,770 million ($269 million), respectively, and other assets with net book value of ¥816 million and ¥478 million ($4 million), respectively, were pledged as collateral for long-term debt and other liabilities totaling ¥5,304 million and ¥5,145 million ($44 million), at the respective dates.

In addition, at March 31, 2006 and 2007, buildings and fixtures with net book value of ¥52,813 million and ¥54,021 million ($458 million), respectively, and other assets with net book value of ¥7,982 million and ¥8,504 million ($72 million), respectively, were pledged as collateral for long-term liabilities incurred for purchase of the Tokyo Monorail facilities amounting to ¥13,110 million and ¥11,486 million ($97 million) at March 31, 2006 and 2007, respectively (see Note 12).

10 Impairment Losses on Fixed Assets

In adherence with management accounting classifications, the Companies generally categorize assets according to operations or properties. For railway business assets, the Companies treat railway lines as a single asset group because the railway network generates cash flow as a whole. Also, the Companies separately categorize assets that are slated to be disposed of (such as employee housing) or idle.

As of fiscal 2005, for 169 such assets, mainly composed of assets that are slated to be disposed of (such as employee housing) or idle, for which significant gaps had developed between book values and fair values due to the continuing decline in land prices, the book values were lowered to recoverable amounts according to the Accounting Standards for Impairment of Fixed Assets. As a result, the Companies recorded a loss of ¥46,355 million on impairment of fixed assets in the year ended March 31, 2005.

Area	Asset status	Asset type	Impairment loss
Tokyo and surrounding areas	135 assets mainly scheduled to be disposed of or idle	Land, buildings and fixtures	¥42,441 million
Other areas	34 assets mainly scheduled to be disposed of or idle	Land, buildings and fixtures	¥3,914 million

Regional breakdown of impairment loss:
Tokyo and surrounding areas: ¥42,441 million (land, ¥38,268 million; buildings and fixtures, ¥3,938 million; other, ¥235 million)
Other areas: ¥3,914 million (land, ¥2,498 million; buildings and fixtures, ¥1,386 million; other, ¥30 million)

The Companies determine recoverable amounts for the above asset groups by measuring the net selling prices or values in use.

Net selling prices used to measure recoverable amounts reasonably reflect assessed values of fixed assets or evaluations based on real estate appraisal benchmarks. Values in use for the measurement of recoverable amounts are based on the present values of expected cash flows with the discount rate of 5.0% for the years ended March 31, 2005 and 2006 and 6.0% for the year ended March 31, 2007. In the years ended March 31, 2006 and 2007, impairment losses on fixed assets were immaterial.

11 Long-Term Debt

Long-term debt at March 31, 2006 and 2007 is summarized as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
General mortgage bonds issued in 1997 to 2001 with interest rates ranging from 1.70% to 3.30% due in 2009 to 2021	¥ 559,900	**¥ 459,900**	**$ 3,897**
Unsecured bonds issued in 2002 to 2006 with interest rates ranging from 0.39% to 2.55% due in 2008 to 2033	556,000	**605,827**	**5,134**
Secured loans due in 2007 to 2016 principally from banks and insurance companies with interest rates mainly ranging from 4.70% to 5.80%	4,514	**3,738**	**32**
Unsecured loans due in 2007 to 2036 principally from banks and insurance companies with interest rates mainly ranging from 1.045% to 2.50%	789,437	**784,796**	**6,651**
Euro-pound bonds issued in 2006 with interest rates ranging from 4.50% to 4.875% due in 2031 to 2036	50,360	**180,297**	**1,528**
	1,960,211	**2,034,558**	**17,242**
Less current portion	115,652	**241,772**	**2,049**
	¥1,844,559	**¥1,792,786**	**$15,193**

Issue and maturity years above are expressed in calendar years (ending December 31 in the same year).

Although the Company is no longer subject generally to the JR Law, as amended, all bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and will continue to be general mortgage bonds as required under the JR Law which are entitled to a statutory preferential right over the claims of unsecured creditors of the Company. Any bonds issued on or after December 1, 2001 are unsecured bonds without general mortgage preferential rights.

The 250 million pound 4.50% bonds, amounting to ¥50,360 million ($427 million), were issued in January 2006. The 250 million pound 4.875% bonds, amounting to ¥52,550 million ($445 million), were issued in June 2006. The 350 million pound 4.75% bonds,

amounting to ¥78,299 million ($664 million), were issued in December 2006. These bonds have been hedged by a foreign currency swap contract with a bank.

Seeking to mitigate future interest burden, the Company concluded debt assumption agreements on August 22, 2005. Details of affected bonds are (1) Issue: 7.25% euro U.S. dollar bonds; (2) Issue date: October 11, 1996; (3) Coupon: 7.25%; (4) Maturity date: October 11, 2006; and (5) Nominal amounts; $800 million (¥87,960 million). Further, the Company concluded debt assumption agreements on January 24, 2007. Details of affected bonds are (1) Issue: Straight bonds, third issue, East Japan Railway Company; (2) Issue date: March 11, 1996; (3) Coupon: 3.95%; (4) Maturity date: February 25, 2016; and (5) Nominal amounts; ¥100,000 million ($847 million).

In fiscal 2006 and 2007, the Company recorded losses of ¥3,409 million and ¥20,557 million ($174 million), respectively, for redemption of bonds. The annual maturities of long-term debt at March 31, 2007 were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2008	¥241,772	$2,049
2009	235,112	1,992
2010	208,527	1,767
2011	189,713	1,608
2012	214,081	1,814
2013 and thereafter	946,438	8,021

12 Long-Term Liabilities Incurred for Purchase of Railway Facilities

In October 1991, the Company purchased the Tohoku and Joetsu Shinkansen facilities from the Shinkansen Holding Corporation for a total purchase price of ¥3,106,970 million payable in equal semiannual installments consisting of principal and interest payments in three tranches: ¥2,101,898 million and ¥638,506 million in principal amounts payable through March 2017; and ¥366,566 million payable through September 2051. In March 1997, the liability of ¥27,946 million payable in equal semiannual installments through March 2022 to Japan Railway Construction Public Corporation was incurred with respect to the acquisition of the Akita hybrid Shinkansen facilities. In February 2002, the Company acquired a majority interest in Tokyo Monorail Co., Ltd. As a result, the consolidated balance sheet as of March 31, 2002 includes liabilities of Tokyo Monorail Co., Ltd. amounting to ¥36,726 million payable to Japan Railway Construction Public Corporation.

The long-term liabilities incurred for purchase of railway facilities outstanding at March 31, 2006 and 2007 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
The long-term liability incurred for purchase of the Tohoku and Joetsu Shinkansen facilities:			
Payable semiannually including interest at a rate currently approximating 4.33% through 2017	¥ 959,732	**¥ 847,755**	**$ 7,184**
Payable semiannually including interest at 6.35% through 2017	398,405	**372,419**	**3,156**
Payable semiannually including interest at 6.55% through 2051	354,456	**353,129**	**2,993**
	1,712,593	**1,573,303**	**13,333**
The long-term liability incurred for purchase of the Akita hybrid Shinkansen facilities:			
Payable semiannually at an average rate currently approximating 0.75% through 2022	17,954	**16,857**	**143**
The long-term liability incurred for purchase of the Tokyo Monorail facilities:			
Payable semiannually at an average rate currently approximating 2.95% through 2029	13,110	**11,486**	**97**
	1,743,657	**1,601,646**	**13,573**
Less current portion:			
The Tohoku and Joetsu Shinkansen purchase liability	139,419	**142,328**	**1,206**
The Akita hybrid Shinkansen purchase liability	1,059	**1,089**	**9**
Tokyo Monorail purchase liability	733	**712**	**6**
	141,211	**144,129**	**1,221**
	¥1,602,446	**¥1,457,517**	**$12,352**

Maturity years above are expressed in calendar years (ending December 31 in the same year).

The annual payments of long-term liabilities incurred for purchase of railway facilities at March 31, 2007 were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2008	¥144,129	$1,221
2009	139,485	1,182
2010	137,756	1,167
2011	128,746	1,091
2012	124,485	1,055
2013 and thereafter	927,045	7,857

13 Consumption Tax

The Japanese consumption tax is an indirect tax levied at the rate of 5%. Accrued consumption tax represents the difference between consumption tax collected from customers and consumption tax paid on purchases.

14 Income Taxes

The major components of deferred income taxes and deferred tax liabilities at March 31, 2006 and 2007 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2006	**2007**	**2007**
Deferred income taxes:			
Employees' severance and retirement benefits	¥241,696	**¥242,713**	**$2,057**
Reserves for bonuses	30,827	**30,359**	**257**
Losses on impairment of fixed assets	14,352	**13,785**	**117**
Excess depreciation and amortization of fixed assets	8,786	**11,220**	**95**
Environmental conservation cost	7,452	**10,858**	**92**
Devaluation losses on real estate for sale	6,288	**6,242**	**53**
Devaluation losses on fixed assets	5,467	**5,421**	**46**
Accrued enterprise tax	5,182	**6,639**	**56**
Other	32,565	**40,508**	**343**
	352,615	**367,745**	**3,116**
Less valuation allowance	(18,077)	**(21,952)**	**(186)**
Less amounts offset against deferred tax liabilities	(84,719)	**(75,521)**	**(640)**
Net deferred income taxes	¥249,819	**¥270,272**	**$2,290**
Deferred tax liabilities:			
Tax deferment for gain on transfers of certain fixed assets	¥ 28,407	**¥ 28,213**	**$ 239**
Net unrealized holding gains on securities	52,867	**45,318**	**384**
Valuation for assets and liabilities of consolidated subsidiaries	3,636	**3,459**	**29**
Other	2,292	**1,211**	**11**
	87,202	**78,201**	**663**
Less amounts offset against deferred income taxes	(84,719)	**(75,521)**	**(640)**
Net deferred tax liabilities	¥ 2,483	**¥ 2,680**	**$ 23**

Income taxes consist of corporation, enterprise and inhabitants' taxes. The aggregate standard effective rate of taxes on consolidated income before income taxes was 40.5% for the year ended March 31, 2005. After applying tax effect accounting, the actual effective income tax rate was 43.1% for the year ended March 31, 2005. For the year ended March 31, 2005, the actual effective income tax rate differed from the aggregate standard effective tax rate for the following reasons:

For the years ended March 31, 2006 and 2007, the difference between the actual effective income tax rate after applying tax effect accounting and the aggregate standard effective tax rate was less than 5% of the aggregate standard effective tax rate. In view of its insignificant size, the difference is not discussed here.

	2005
The aggregate standard effective tax rate	40.5%
Adjustments:	
Non-deductible expenses for tax purposes	0.5
Per capita inhabitants' taxes	0.5
Tax credits	(1.0)
Increase in valuation allowance	2.3
Difference due to tax rate change	—
Other, net	0.3
The actual effective rate after applying tax effect accounting	43.1 %

15 Employees' Severance and Retirement Benefits

As mentioned in Note 2 (9), beginning with the year ended March 31, 2001, the Companies adopted the Japanese Accounting Standards for Retirement Benefits, under which the liabilities and expenses for employees' severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for employees' severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2006 and 2007 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2006	2007	2007
Projected benefit obligation	¥(754,950)	**¥(716,002)**	**$(6,068)**
Plan assets	4,685	**5,010**	**43**
Unfunded projected benefit obligation	(750,265)	**(710,992)**	**(6,025)**
Unrecognized net transition obligation	195,799	**146,278**	**1,240**
Unrecognized actuarial differences	(57,544)	**(47,279)**	**(401)**
Unrecognized prior service costs	14,365	**11,964**	**101**
Book value (net)	(597,645)	**(600,029)**	**(5,085)**
Prepaid pension expense	144	**200**	**2**
Employees' severance and retirement benefits	¥(597,789)	**¥(600,229)**	**$(5,087)**

Employees' severance and retirement benefit expenses included in the consolidated statements of income for the years ended March 31, 2005, 2006 and 2007 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars
	2005	2006	2007	2007
Service costs	¥ 38,663	¥ 37,202	**¥ 31,141**	**$264**
Interest costs	26,361	23,214	**22,120**	**188**
Expected return on plan assets	(103)	(65)	**(82)**	**(1)**
Amortization of net transition obligation	49,748	48,971	**48,952**	**415**
Amortization of actuarial differences	(2,022)	(7,258)	**(5,092)**	**(43)**
Amortization of prior service costs	3,094	2,106	**2,401**	**20**
Employees' severance and retirement benefit expenses	115,741	104,170	**99,440**	**843**
Loss on transfer to defined contribution pension plan	5,397	—	**—**	**—**
Losses related to retirement of a large number of employees from a consolidated subsidiary	—	—	**9,603**	**81**
Total	¥121,138	¥104,170	**¥109,043**	**$924**

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years.

The discount rates used by the Companies are mainly 3.0%. The rates of expected return on pension assets used by the Companies were mainly 2.0% in the years ended March 31, 2005, 2006 and 2007.

16 Contingent Liabilities

The Company is contingently liable for the in-substance defeasance of general mortgage bonds issued by the Company, which were assigned to certain banks under debt assumption agreements. The outstanding amounts contingently liable under such debt assumption agreements at March 31, 2007 were ¥70,000 million ($593 million) and ¥100,000 million ($847 million) by general bonds.

17 Net Assets

The Japanese Corporate Law became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code"). The Japanese Corporate Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date.

Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Japanese Corporate Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of additional paid-in capital and legal earnings reserve must be set aside as additional paid-in capital or legal earnings reserve. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Japanese Corporate Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Additional paid-in capital and legal earnings reserve may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Japanese Corporate Law, all additional paid-in capital and all legal earnings reserve may be transferred to other capital surplus and other retained earnings, respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with Japanese laws and regulations.

At the annual shareholders' meeting held in June 2007, the shareholders approved cash dividends amounting to ¥17,986 million ($152 million). Such appropriations have not been accrued in the consolidated financial statements as of March 31, 2007. Such appropriations are recognized in the period in which they are approved by the shareholders.

18 Segment Information

The Companies' primary business activities include (1) Transportation, (2) Station space utilization, (3) Shopping centers & office buildings and (4) Other services.

	Millions of Yen					
	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Elimination and/or Corporate	Consolidated
2005:						
Operating revenues:						
Outside customers	¥1,781,776	¥369,790	¥181,956	¥203,959	¥ —	¥2,537,481
Inside group	54,953	10,393	7,263	259,943	(332,552)	—
	1,836,729	380,183	189,219	463,902	(332,552)	2,537,481
Costs and expenses	1,571,100	353,804	139,406	446,416	(331,780)	2,178,946
Operating income	¥ 265,629	¥ 26,379	¥ 49,813	¥ 17,486	¥ (772)	¥ 358,535
Identifiable assets	¥5,550,567	¥161,572	¥729,981	¥619,793	¥(345,645)	¥6,716,268
Depreciation	244,620	8,474	25,377	39,486	—	317,957
Impairment losses on fixed assets	33,506	2,057	6,674	4,118	—	46,355
Capital investments	294,934	13,797	29,656	44,948	—	383,335
2006:						
Operating revenues:						
Outside customers	¥1,805,406	¥383,904	¥190,466	¥212,617	¥ —	¥2,592,393
Inside group	56,380	11,803	7,761	277,435	(353,379)	—
	1,861,786	395,707	198,227	490,052	(353,379)	2,592,393
Costs and expenses	1,564,057	365,268	144,374	474,533	(351,939)	2,196,293
Operating income	¥ 297,729	¥ 30,439	¥ 53,853	¥ 15,519	¥ (1,440)	¥ 396,100
Identifiable assets	¥5,513,144	¥166,956	¥744,389	¥653,322	¥(256,227)	¥6,821,584
Depreciation	238,686	8,959	26,573	41,820	—	316,038
Capital investments	310,177	12,772	36,206	59,033	—	418,188
2007:						
Operating revenues:						
Outside customers	**¥1,825,387**	**¥399,998**	**¥197,140**	**¥234,821**	**¥ —**	**¥2,657,346**
Inside group	**57,562**	**14,320**	**8,785**	**291,495**	**(372,162)**	**—**
	1,882,949	**414,318**	**205,925**	**526,316**	**(372,162)**	**2,657,346**
Costs and expenses	**1,563,906**	**381,099**	**147,280**	**508,383**	**(371,420)**	**2,229,248**
Operating income	**¥ 319,043**	**¥ 33,219**	**¥ 58,645**	**¥ 17,933**	**¥ (742)**	**¥ 428,098**
Identifiable assets	**¥5,597,031**	**¥185,956**	**¥778,709**	**¥751,939**	**¥(345,603)**	**¥6,968,032**
Depreciation	**236,887**	**9,122**	**27,703**	**44,814**	**—**	**318,526**
Capital investments	**343,825**	**9,166**	**52,608**	**69,118**	**—**	**474,717**

	Millions of U.S. Dollars					
	Transportation	Station Space Utilization	Shopping Centers & Office Buildings	Other Services	Elimination and/or Corporate	Consolidated
2007:						
Operating revenues:						
Outside customers	**$15,469**	**$3,390**	**$1,671**	**$1,990**	**$ —**	**$22,520**
Inside group	**488**	**121**	**74**	**2,470**	**(3,153)**	**—**
	15,957	**3,511**	**1,745**	**4,460**	**(3,153)**	**22,520**
Costs and expenses	**13,253**	**3,229**	**1,248**	**4,308**	**(3,146)**	**18,892**
Operating income	**$ 2,704**	**$ 282**	**$ 497**	**$ 152**	**$ (7)**	**$ 3,628**
Identifiable assets	**$47,432**	**$1,576**	**$6,599**	**$6,372**	**$(2,928)**	**$59,051**
Depreciation	**2,008**	**77**	**235**	**379**	**—**	**2,699**
Capital investments	**2,914**	**78**	**446**	**585**	**—**	**4,023**

The main activities of each business segment are as follows:

Transportation:

Passenger transportation mainly by passenger railway;

Station space utilization:

Retail sales, food and convenience stores, etc., which utilize space at stations;

Shopping centers & office buildings:

Operation of shopping centers other than station space utilization business and leasing of office buildings, etc.; and

Other services:

Advertising and publicity, hotel operations, wholesale, truck delivery, cleaning, information processing, credit card business and other services.

Capital investments include a portion contributed mainly by national and local governments. Identifiable assets in the corporate column mainly comprise current and noncurrent securities held by the Company.

Geographic segment information is not shown since the Company has no overseas consolidated subsidiaries. Information for overseas sales is not shown due to there being no overseas sales.

19 Information regarding Certain Leases

Finance leases other than those which transfer ownership to lessees are accounted for in the same manner as operating leases. Under such finance leases, lease payments, which were charged to income for the years ended March 31, 2006 and 2007, amounted to ¥12,872 million and ¥12,692 million ($108 million), respectively. Lease income which was credited to income for the years ended March 31, 2006 and 2007 was ¥4,541 million and ¥4,764 million ($40 million), respectively.

Future lease payments inclusive of interest were ¥33,699 million and ¥31,724 million ($269 million), including due in one year of ¥11,572 million and ¥11,060 million ($94 million), and future lease receipts inclusive of interest were ¥14,478 million and ¥16,062 million ($136 million), including due in one year of ¥4,365 million and ¥4,809 million ($41 million), at March 31, 2006 and 2007, respectively.

In the year ended March 31, 2007, there were no cancelable operating leases.

20 Information for Derivative Transactions

The Companies deal with forward exchange, foreign currency swap and interest rate swap transactions to hedge the risks resulting from future changes in foreign exchange rates and interest rates (market risk) with regard to bonds, loans and other obligations.

The Companies believe there is an extremely low risk of default by derivative transaction counterparties as all such transactions are with financial institutions having sound reputations.

Contracts for derivative transactions are executed only after prudent consideration by the finance section of each of the Companies and upon resolution of its Board of Directors or other appropriate internal approval process.

21 Subsequent Events

On April 17, 2007, the Company issued a 1.81% coupon unsecured bond due on April 17, 2017, with an aggregate nominal principal amount of ¥20,000 million ($169 million), and a 2.26% coupon unsecured bond due on April 16, 2027, with an aggregate nominal principal amount of ¥20,000 million ($169 million).

On April 24, 2007, the Company issued the 250 million pound 5.25% bonds due April 22, 2033, amounting to ¥58,750 million ($498 million).

Independent Auditors' Report



Independent Auditors' Report

To the Board of Directors of East Japan Railway Company:

We have audited the accompanying consolidated balance sheets of East Japan Railway Company and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income for each of the three years in the period ended March 31, 2007, the consolidated statements of changes in net assets for the year ended March 31, 2007, the consolidated statements of shareholders' equity for each of the two years in the period ended March 31, 2006 and the consolidated statements of cash flows for each of the three years in the period ended March 31, 2007, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of East Japan Railway Company and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.
As discussed in Note 2(15) to the consolidated financial statements, effective April 1, 2004, East Japan Railway Company and subsidiaries prospectively adopted the new Japanese accounting standards for impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2(1) to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 22, 2007

KPMG AZSA & Co., an audit corporation incorporated under the Japanese Certified Public Accountants Law and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative

Corporate Information

Pages 77 ▶▶▶ 99

Contents



A Brief History of JR East

1987	April 1	• JR East established through division and privatization of JNR • Tokyo Regional Operations Headquarters, Tokyo Region Marketing Headquarters, Tohoku Regional Headquarters, Niigata Branch, and Nagano Branch established
	April 9	• *Railway Safety Promotion Committee* meeting convened for the first time
	April 24	• *American Potato* new-style directly operated beer garden restaurant opened in Shimbashi Station
	May 20	• Casualty insurance agency business begun
	May 25	• Catch phrase "From your neighborhood all the way to the future" adopted
	June 7	• *Green Counter* customer feedback desk opened
	July 1	• Domestic travel marketing business begun
	July 21	• *Tokyo Ekikon* station concert series begun
	October 1	• *Huasa di Croma* voluntary tip system rest room facility opened at Shimbashi Station
	October 15	• General travel agency business begun
1988	February 1	• First interregional personnel transfer implemented
	March 13	• Timetable revised • *Seikan Tunnel* (Aomori–Hakodate) completed, and *Hokutosei* Ueno–Sapporo sleeper train service launched
	March 30	• First directly operated building, *Arcade Akabane*, opened in Akabane Station
	April 1	• Takasaki branch, Mito branch, Chiba branch established • Bus service operations separated into JR Bus Tohoku Co., Ltd., and JR Bus Kanto Co., Ltd. • *Tokyo Station Gallery* museum opened within Tokyo Station
	July 11	• *Hotel Metropolitan Sendai* opened
	September 5	• *Challenge Safety Campaign* implemented nationwide
	September 20	• *JC Shinagawa Store* in-station convenience store opened
	December 1	• Shin-Kiba–Nishi Funabashi/Minami Funabashi section and Chiba Minato–Soga section of Keiyo Line opened
	December 5	• Train collision occurred on Chuo Local Line at Higashi Nakano Station
1989	March 11	• Timetable revised • *Super Hitachi* express train launched on Joban Line • Double-decker *Green Cars* introduced on Tokaido Line

1989	April 1	• *Safety Research Laboratory* and *General Training Center* established • Fares revised in connection with introduction of Japan's national consumption tax
	May 20	• New-type ATS-P (Automatic Train Stop) devices introduced to enhance safety
	October 23	• JR East InfoLine English-language information service began
	December 1	• ATS-SN devices introduced
1990	March 7	• First Safety Seminar held
	March 10	• Timetable revised
		• Tokyo–Soga section of Keiyo Line opened
	March 25	• ATS-P use begun on Tokyo–Nakano section of Chuo Rapid Line and Nakano–Chiba section of Chuo/Sobu Local Line
	April 1	• Morioka Office and Akita Office upgraded to branches
	April 28	• Resort Limited Express *Super View Odoriko* debuted
	June 20	• Shin Ojiya electric power generation plant began operating
	September 1	• Tokyo Region Marketing Division and Tokyo Region Operations Divisions merged to create Tokyo Regional Headquarters
	September 13	• First Railway Safety Symposium held
	September 28	• *atré Yotsuya* full-scale, directly managed station building opened at Yotsuya Station on the Chuo Line
	October 14	• *Future21*, management plan toward the 21st century, announced
	October 30	• First International Railway Safety Conference held
	December 20	• *Gala Yuzawa* Station opened • Station-linked *Gala Yuzawa Ski Resort* opened
1991	March 1	• *IO Card* automatic ticket reader-compatible prepaid card sales launched
	March 16	• Timetable revised • Sagami Line completely electrified
	March 19	• Narita Airport Station opened • *Narita Express* limited express trains debuted
	June 11	• JR East JR Furukawa Soccer Club, *JEF UNITED*, established
	June 20	• Tohoku/Joetsu Shinkansen Tokyo Station opened • *View Bus* service to tourist areas in Tohoku region begun
	September 1	• *Railway Crossing Accident Prevention* campaign implemented
	October 1	• Tohoku and Joetsu Shinkansen railway facilities acquired

1991	December 1	• Timetable revised • Number of six-door cars on Yamanote Line trains increased by 1, to 11 • JR East Telephone Center established
1992	March 17	• *East Japan Railway Culture Foundation* established
	April 1	• *Committee on Ecology* held for the first time
	April 20	• Commercial operation on Tokaido Line of double-decker, new-type 215 series commuter railcars begun
	April 23	• Marketing of units in *Fiore Kitsuregawa* housing development in Tochigi Prefecture begun
	July 1	• Fukushima–Yamagata section of Yamagata Shinkansen Line opened and *Tsubasa* Shinkansen trains debuted
	August 1	• Total separation of smoking and nonsmoking areas at all Yamanote Line stations begun
	October 19	• First *Service Symposium* held
	November 2	• Cooperation agreement with Deutsche Bahn AG of Germany arranged
1993	February 2	• *View Card* service begun
	March 1	• All-day smoking ban expanded to include all Tokyo suburban stations and all major train stations
	March 18	• Timetable revised • 209 series commuter railcars introduced on Keihin-Tohoku Line and other lines
	June 26	• No. 2 generating unit at Kawasaki Thermal Power Plant began operating
	July 2	• Timetable revised • *View Wakashio* and *View Sazanami* limited express trains debuted on Uchibo and Sotobo lines
	October 26	• JR East shares listed • 2.5 million shares of JR East stock sold
	November 9	• *Asia Railway Safety Seminar* held
	November 27	• Yamagata Terminal Building (*Hotel Metropolitan Yamagata* and *Metro Plaza*) opened
1994	March 1	• *Safety Basic Plan* announced
	May	• Sales of units at JR East's first condominium development project, *Patios 1-bangai*, begun
	May 24	• First lodging-oriented business hotel, *Hotel METS Kumegawa*, opened
	June 1	• Niitsu Rolling Stock plant established
	June 29	• First post-listing regular general meeting of shareholders held
	July 15	• *Max* double-decker Shinkansen trains debuted
	September 5	• First R&D Symposium held
	November	• Test runs of TRY-Z testing cars for conventional tracks begun
1994	December 3	• Timetable revised • *Super Azusa* trains began operating on Chuo Line • E217 series railcars introduced on Sobu Rapid Line and Yokosuka Line
1995	April 1	• *View Gift Certificate* sales launched • Economically priced (¥6,800/day) rent-a-car service begun (from June used *Torenta-kun* logo)
	May 8	• Commercial operation of E127 series railcars in Niigata region begun
	July 2	• Use of multilevel platform for Chuo Line at Tokyo Station begun
	July 7	• First long-term residential hotel, *Folklore Tono*, opened
	September 22	• Cooperation agreement with Ferrovie dello Stato S.p.A of Italy arranged
	November 10	• Use of COSMOS Shinkansen transport operation system introduced
	November 28	• Cooperation agreement with Societe Nationale des Chemins de fer Francais (SNCF) of France arranged
	December 1	• Timetable revised • *Nasuno* trains on Tokyo–Nasu-Shiobara section of Tohoku Shinkansen Line debuted • E501 series commuter-type railcars introduced on Joban Line
1996	February 10	• Units in first condominium development project in Sendai region, *View Park Minami Sendai*, launched
	March 13	• JR East website opened
	March 16	• Timetable revised • Saikyo Line extended to Ebisu • Hachioji–Komagawa section of Hachiko Line opened
	March 21	• *JR East's Response to Environmental Problems* brochure released
	May 8	• Touch-panel ticket vending machines introduced
	May 24	• *Hotel METS Kokubunji* and integral station-type child-care facility opened
	August 24	• *Michinokuekikon* concerts at stations in Tohoku region held
	October 1	• Yokohama Branch established
	November 24	• *Hotel Metropolitan Nagano* opened
	December 14	• *ATOS* Tokyo Region transport operation system introduced
1997	March 22	• Timetable revision • Akita Shinkansen Line opened and *Komachi* trains debuted on that line • *Hokuetsu express* HokuHoku Line opened • Smoking banned at all stations and on all local trains

1997	April 1	• Fares revised in connection with hike of national consumption tax rate to 5%
	September 27	• New head office building opened
	October 1	• Timetable revised • Nagano Shinkansen Line opened and *Asama* Shinkansen trains debuted • *Tanigawa* trains introduced on Joetsu Shinkansen Line • *Fresh Hitachi* limited express trains debuted on Joban Line
	October 12	• Train collision occurred at Otsuki Station
	October 16	• Shinkansen automatic ticket gate system introduced at Ueno Station
	December 20	• New-type double-decker *Max* E4 series Shinkansen trains debuted
1998	January 1	• *JR EAST PASS* sales launched
	January 11	• *E@Station* website established
	January 22	• First directly managed supermarket, *Mercado J Nishi Funabashi,* opened
	March 8	• *TRAING* campaign begun
	April 1	• Hachioji Branch established • Tokyo Region Headquarters renamed Tokyo Branch Office • Tohoku Regional Headquarters renamed Sendai Branch Office
	April 6	• *World Executive Council Seminar* held at head office building
	October 4	• JR East Art Center/*Shiki Theater* opened
	October 6	• Total passengers on Tohoku, Joetsu, and Nagano Shinkansen lines surpasses one billion
	November 1	• *Flore Shinagawa* shopping mall in Shinagawa Station opened • Use of Shinkansen early-warning earthquake detection system begun • Marketing of *Traincle,* the world's lightest folding bicycle, begun
	December 8	• Timetable revised • *Komachi* Akita Shinkansen trains converted to six-car configuration
1999	February 2	• *Safety Plan 21* announced
	February 17	• Board of Directors voted on resolution regarding problem of supplementary burden from transfer of pension program
	March 27	• No. 3 generating unit at Kawasaki Thermal Power Plant began operating
	April 18	• *Granduo Tachikawa* in Tachikawa opened
	April 29	• *SL Banetsu Monogatari* trains began operating • Station service managers introduced
	July 16	• Operation of *Cassiopeia* Ueno–Sapporo sleeper trains begun
	August 2	• Second tranche (one million shares) of JR East shares marketed
1999	October 1	• *View Card Cashing Service* begun in cooperation with cooperating banks and post office branches throughout Japan
	December 4	• Timetable revised • Yamagata–Shinjo section of Yamagata Shinkansen Line opened
	December 15	• *EcoTrain* operation begun
2000	March 11	• Timetable revision • E231 series railcars (commuter-type) introduced on Chuo/Sobu Local Line • Senseki Line extended to newly established Aobadori Station
	April 1	• *View Card* started to collaborate with Visa • JR East General Education Center established
	April 8	• Internet seat reservation system launched • *Ekinet* Internet shopping mall launched
	May 24	• *JR East Management Reform Seminar* international conference held
	June 21	• E231 series railcars introduced on Utsunomiya and Takasaki lines
	July 25	• JR Sendai Hospital and *Heart Gobashi* nursing care facility opened
	September 15	• *Onuma Furusato Afforestation Program* organized in cooperation with JR Hokkaido
	November 29	• *New Frontier 21* JR East Group medium-term management plan announced
	December 26	• JR East became first company to be an Accredited Railway Operator based on Railway Law
2001	April 1	• Omiya Branch established
	April 2	• Cash management system launched
	April 27	• *Ekinet Travel* comprehensive travel site launched in cooperation with Japan Airlines and JTB
	July 2	• Women-only railcars introduced on Saikyo Line
	July 13	• *Otona no Kyujitsu Club* established
	October 1	• *JC* and *Mini Convenience* stores merged to create the *NEWDAYS* chain of in-station convenience stores
	November 18	• *Suica* noncontact-type IC card system service introduced
	December 1	• Revised JR Company Law took effect • Timetable revision • Shonan-Shinjuku Line began operating • E257 series railcars introduced for *Azusa* express service on the Chuo Line
2002	February 1	• Yamanote Line railcar body advertising launched
	February 22	• *atré Ueno* opened
	February 28	• *Ekipara* station building portal site launched
	March 1	• *Chabuzen* (set-menu restaurant), first commercialization of *J-Tomorrow* business, opened in Ueno Station

2002	April 1	• *atré Meguro* opened in JR Tokyu Meguro Building
	April 21	• E231 series railcars (incorporating information technology) introduced on Yamanote Line
	June 21	• Japan Railway Construction Public Corporation (JRCC) sold 500,000 shares in JR East and full privatization of JR East achieved
	November 1	• Accident History Pavilion opened within JR East General Education Center
	December 1	• Timetable revision • Tohoku Shinkansen Morioka–Hachinohe section opened (adopting digital Automatic Train Control (DS-ATC)) • Tohoku Shinkansen *Hayate* service launched • Mutual line-sharing arrangement for direct trains on the Saikyo Line and the Rinkai Line of Tokyo Waterfront Area Rapid Transit Co., Ltd.
2003	March 1	• Full privatization celebrated with Customer Appreciation Month
	April 10	• Former Shimbashi rail yard renewed
	May 6	• Trial operations of *NE Train* begun
	July 1	• *View Suica* card service begun • Collaboration with JCB begun • JR East Travel Service Center established at Narita Airport Terminal 1 and Airport Terminal 2
	October 12	• *Suica FREX* commuter pass service begun
	October 26	• *Suica* service in Sendai area begun
	November 1	• Central Health Management Center relocated and renamed JR East Health Promotion Center
	December 21	• *Digital ATC* system use begun on Minami Urawa–Tsurumi section of Keihin-Tohoku Line
2004	February 29	• *Hotel Dream Gate Maihama* opened
	March 3	• *JR Shinagawa East Building* and *atré Shinagawa* opened
	March 5	• *Safety Plan 2008* announced
	March 12	• Timetable revision • Honjo Waseda Station of Joetsu Shinkansen Line opened
	March 22	• *Suica* shopping service (e-money) launched
	May 29	• *Adatara Reforestation Project* implemented
	August 1	• *Suica/ICOCA* interchangecable service begun
	October 16	• Timetable revision • Number of trains on Shonan-Shinjuku Line increased and running times on that line reduced • Introduction of *Green Cars* on Shonan-Shinjuku, Utsunomiya, and Takasaki lines
2004	October 23	• Niigata Prefecture Chuetsu Earthquake occurred • Joetsu Shinkansen *Toki 325* train derailed
	November 26	• *JAPAN SNOW PROJECT*, a cooperative travel promotion campaign, begun in cooperation with Japan Airlines and All Nippon Airways
2005	January 4	• Issuance of *JAL Card Suica* cards begun
	January 24	• *New Frontier 2008* medium-term management plan announced
	February 22	• *Suica Station Ueno* begun
	March 1	• Timetable revised • New-type railcars introduced in all Limited Express *Hakutaka* trains and number of such trains increased by one
	March 5	• *ecute Omiya* opened
	June 1	• *Otona no Kyujitsu Club: Zipangu* card service begun
	June 25	• *FASTECH 360S* Shinkansen high-speed test run begun
	July 9	• Timetable revised • E531-series railcars introduced on Joban Line local trains
	October 1	• *Otona no Kyujitsu Club: Middle* service begun • *ecute Shinagawa* opened
	December 10	• Timetable revised • Smoking completely prohibited on Nagano Shinkansen, *Narita Express,* and Boso limited express trains
	December 25	• The Inaho No.14 limited express train on the Uetsu Line derailed
2006	January 10	• Use of *View Suica* cards with commuter pass functions begun
	January 21	• *Suica* service in Niigata area begun
	January 28	• *Mobile Suica* service begun
	February 1	• *Disaster Prevention Research Center* established
	March 18	• Timetable revision • Limited express through services in cooperation with Tobu Railway Co., Ltd.
	May 14	• Transportation Museum closed
	September 4	• JR East baseball team finished in semifinals of the 77th Intercity Baseball Tournament
	October 1	• Automatic charging service for *View Cards* with *Suica* functions begun
	December 26	• E233 series railcars introduced on Chuo Line
2007	March 8	• *Sapia Tower* completed as first main element of *Tokyo Station City*
	March 18	• *Suica/PASMO* interchangeable service in Tokyo metropolitan area begun

JR East: Domestic and International Perspectives

PEER GROUP COMPARISONS

In this section, several key performance indicators illustrate how JR East compares with selected well-known companies.

Total Stock Market Value (Millions of U.S. Dollars)

International



JR East 31,089
British Airways 10,969
Lufthansa 12,693
Union Pacific 24,820
FedEx 33,340
UPS 80,494
0
20,000
40,000
60,000
80,000
100,000

Data in this graph have been computed from each company's share prices and shares outstanding at the end of the previous fiscal year.

Domestic



JR East 31,089
JAL 5,667
Tokyu 9,474
TEPCO 46,080
NTT 72,963
0
24,000
48,000
72,000
96,000

Data in this graph have been computed from each company's share prices and shares outstanding at the end of the previous fiscal year.

Operating Revenues (Millions of U.S. Dollars)

International



JR East 22,520
British Airways 16,644
Lufthansa 26,399
Union Pacific 15,578
FedEx 32,294
UPS 47,547
0
15,000
30,000
45,000
60,000

Domestic



JR East 22,520
JAL 19,508
Tokyu 11,712
TEPCO 44,771
NTT 91,191
0
20,000
40,000
60,000
80,000
100,000
120,000

Net Income (Loss) (Millions of U.S. Dollars)

International



JR East 1,490
British Airways 858
Lufthansa 1,068
Union Pacific 1,606
FedEx 1,806
UPS 4,202
0
1,200
2,400
3,600
4,800

Domestic



JR East 1,490
JAL -138
Tokyu 498
TEPCO 2,527
NTT 4,042
0
1,200
2,400
3,600
4,800

Year ended March 31, 2007 (Year ended December 31, 2006, for Lufthansa, Union Pacific, and UPS and year ended May 31, 2006, for FedEx)

Notes: 1. JAL...Japan Airlines Corporation Tokyu...Tokyu Corporation
TEPCO...The Tokyo Electric Power Company, Incorporated NTT...Nippon Telegraph and Telephone Corporation
2. Data in this section are based on consolidated figures from each company's annual report or financial press releases.

Cash Flows from Operating Activities (Millions of U.S. Dollars)

International



JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
1,636
1,552
460
838
1,222
3,249
0
1,000
2,000
3,000
4,000

Domestic



JR East
JAL
Tokyu
TEPCO
NTT
1,636
606
571
4,437
1,782
0
1,000
2,000
3,000
4,000
5,000

Return on Average Equity (ROE) (%)

International



JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
12.4
19 5
17.0
11.1
17 1
26.0
0
6
12
18
24
30

Average equity is the average of equity at the end of the previous and applicable fiscal years.

Domestic



JR East
JAL
Tokyu
TEPCO
NTT
12.4
-6.2
20.0
10.3
6.8
0
6
12
18
24

Average equity is the average of equity at the end of the previous and applicable fiscal years.

Ratio of Operating Income to Average Assets (ROA) (%)

International



JR East
British Airways
Lufthansa
Union Pacific
FedEx
UPS
6.2
5.1
5.6
8 0
14.0
19.5
0
6
12
18
24

Average assets is the average of assets at the end of the previous and applicable fiscal years.

Domestic



JR East
JAL
Tokyu
TEPCO
NTT
6.2
1.1
4.0
4.1
5 9
0
2
4
6
8

Average assets is the average of assets at the end of the previous and applicable fiscal years.

3. The exchange rate used is the rate for March 31, 2007 ($1=¥118, £1=$1.96, €1=$1.33).
4. Share prices at the close of the respective previous fiscal years and computed using the above exchange rates are $7,779.66 for JR East, $9 53 for British Airways, $27.72 for Lufthansa, $92.02 for Union Pacific, $109.27 for FedEx, $74.98 for UPS, $2.08 for JAL, $7.78 for Tokyu, $34.15 for TEPCO, and $5,279.66 for NTT.

International Railway Comparisons

Japan's high reliance on railways due to the size of the economy and geographic characteristics affords railway companies an extremely large source of demand, especially in urban areas. In addition to being Japan's top railway company, JR East is the largest railway company in the world.

● Transportation Market

Composition by Type of Transportation (Billions of Passenger Kilometers)



Japan
U.K.
Germany
France
Italy
U.S.
1,411.4
795.8
1,102.3
880.3
947.2
5,400.8
Railways
Motor Vehicles
Airlines
Ships
0
1,000
2,000
3,000
4,000
5,000
6,000

	Railways		Motor Vehicles						Airlines		Ships		Total	
			Buses		Cars		Total							
	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%
Japan	391.1	27.7%	88.1	6.2%	844.9	59.9%	933.0	66.1%	83.3	5.9%	4.0	0.3%	1,411.4	100.0%
U.K.	50.0	6.3%	48.0	6.0%	688.0	86.5%	736.0	92.5%	9.8	1.2%	N/A	N/A	795.8	100.0%
Germany	72.6	6.6%	74.3	6.7%	907.0	82.3%	981.3	89.0%	48.4	4.4%	N/A	N/A	1,102.3	100.0%
France	86.6	9.8%	44.0	5.0%	736.9	83.7%	780.9	88.7%	12.7	1.5%	N/A	N/A	880.3	100.0%
Italy	56.0	5.9%	98.9	10.4%	776.2	82.0%	875.1	92.4%	12.2	1.3%	3.9	0.4%	947.2	100.0%
U.S.	88.7	1.7%	79.0	1.4%	4,335.3	80.3%	4,414.3	81.7%	897.8	16.6%	N/A	N/A	5,400.8	100.0%

Respective figures are for the following years: Japan, year ended March 31, 2006; U.K., year ended March 31, 2005; Italy, year ended December 31, 2004; U.S., year ended December 31, 2004; France and Germany, year ended December 31, 2004.

Note: Railway figures for Japan include JR East passenger kilometers (126.1 billion, exclusive of the Tokyo Monorail). For details, see page 93.

Sources: Japan: Ministry of Land, Infrastructure and Transport; U.K.: Transport Statistics Great Britain 2006; Germany: Verkehr in Zahlen 2005/2006; France: Website of Ministry for Infrastructure, Transport, Housing, Tourism, and the Sea of France; Italy: Conto Nazionale dei Trasporti Anno 2003; U.S.: Statistical Abstract of the United States 2004

Railway Line Networks (Kilometers)



JR East
U.K.
Germany
France
Italy
U.S.
7,527
16,116
34,715
29,080
15,916
35,817
0
9,000
18,000
27,000
36,000
45,000

Revenues from Railway Operations (Millions of U.S. Dollars)



JR East
U.K.
Germany
France
Italy
U.S.
15,448
n/a
14,390
12,445
5,106
n/a
0
3,000
6,000
9,000
12,000
15,000
18,000

Number of Passengers (Millions)



JR East
U.K.
Germany
France
Italy
U.S.
5,862
1,038
1,691
931
504
25
0
1,200
2,400
3,600
4,800
6,000
7,200

Number of Employees



JR East
U.K.
Germany
France
Italy
U.S.
56,317
n/a
229,711
170,577
100,259
n/a
0
70,000
140,000
210,000
280,000

Passenger Kilometers (Millions)



JR East
U.K.
Germany
France
Italy
U.S.
125,172
41,800
69,997
74,014
45,566
8,869
0
30,000
60,000
90,000
120,000
150,000

As of December 31, 2004, except for JR East and U.K. figures, which are as of March 31, 2005

Notes: 1. U.K.: Association of Train Operating Companies (Railway tracks are owned by Network Rail Ltd.); Germany: Deutsche Bahn AG; France: Société Nationale des Chemins de fer Français (SNCF) (Railway tracks are owned by Réseau Ferré de France (RFF)); Italy: Ferrovie dello Stato S.p.A.; U.S.: National Railroad Passenger Corporation (Amtrak)

2. Revenues from railway operations do not include freight and other service revenues.

3. Figures for JR East do not include the Tokyo Monorail.

4. The exchange rate used is the rate for March 31, 2005 ($1=¥107, £1=$1.88, €1=$1.29).

Source: Statistiques Internationale des Chemins de Fer 2004, Union Internationale des Chemins de Fer

● Fundamentals

Gross Domestic Product (Billions of U.S. Dollars)

2006



Japan
U.K.
Germany
France
Italy
U.S.
4,367
2,371
2,894
2,231
1,851
13,185
0
3,000
6,000
9,000
12,000
15,000

	2002	2003	2004	2005	2006
Japan	3,945	4,291	4,665	4,644	4,367
U.K.	1,556	1,775	2,115	2,199	2,371
Germany	1,984	2,386	2,687	2,793	2,894
France	1,418	1,732	1,997	2,107	2,231
Italy	1,184	1,455	1,671	1,763	1,851
U.S.	10,366	10,857	11,665	12,429	13,185

Source: Annual OECD National Accounts publications

Population (Millions)

2006



Japan
U.K.
Germany
France
Italy
U.S.
127.8
59.8
82.7
60.7
58.1
301.0
0
70
140
210
280
350

	2002	2003	2004	2005	2006
Japan	127.4	127.6	127.7	127.8	127.8
U.K.	59.7	59.3	59.4	59.7	59.8
Germany	82.0	82.5	82.5	82.7	82.7
France	59.7	60.1	60.4	60.5	60.7
Italy	57.4	57.4	57.3	58.1	58.1
U.S.	288.5	294.0	297.0	298.2	301.0

Sources: Japan: Current Population Estimates, Ministry of Internal Affairs and Communications
Other countries: United Nations data

Population Density (Per Square Kilometer)

2006



Japan
U.K.
Germany
France
Italy
U.S.
338
1,610
246
274
232
342
110
152
193
257
31
49
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800

Population per Square Kilometer of Total National Land Area / Population per Square Kilometer of Habitable Land Area

	2002		2003		2004		2005		2006	
	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area
Japan	337	1,598	338	1,605	338	1,606	338	1,610	338	1,610
U.K.	246	275	244	273	244	274	246	274	246	274
Germany	230	328	231	341	231	341	232	342	232	342
France	108	149	109	150	109	151	110	151	110	152
Italy	191	254	191	254	190	254	193	257	193	257
U.S.	31	47	31	47	31	48	31	48	31	49

Note: JR East calculated these figures by using the following data and definition of each country's habitable land area.

Population — Japan: Current Population Estimates, Ministry of Internal Affairs and Communications
Other countries: United Nations data

Habitable land area — Japan: Land White Paper, Ministry of Land, Infrastructure and Transport
Total area minus forests and woodland, barren land, area under inland water bodies, and other
Other countries: The FAOSTAT Database Land Use
Land area (2005) minus forests and woodland (1994)

Railway Operations in Japan

Railways play a vital role in Japan, and JR East alone represents about 30% of all passenger railway transportation.

● Share of Domestic Transportation

Number of Passengers


2006
JR East
Other Railways
Motor Vehicles
Airlines
Ships

Years ended March 31		2002		2003		2004		2005		2006	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,846	6.8%	5,850	6.7%	5,886	6.7%	5,862	6.7%	5,911	6.7%
	Other Railways	15,874	18.3%	15,711	18.0%	15,872	18.1%	15,824	18.0%	16,043	18.2%
Motor Vehicles		64,590	74.7%	65,481	75.1%	65,933	75.0%	65,991	75.1%	65,947	74.9%
Airlines		95	0.1%	96	0.1%	96	0.1%	94	0.1%	94	0.1%
Ships		111	0.1%	109	0.1%	107	0.1%	101	0.1%	103	0.1%
Total		86,516	100.0%	87,247	100.0%	87,894	100.0%	87,872	100.0%	88,098	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

Passenger Kilometers


2006
JR East
Other Railways
Motor Vehicles
Airlines
Ships

Years ended March 31		2002		2003		2004		2005		2006	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	124,916	8.8%	125,176	8.8%	125,752	8.8%	125,172	8.8%	126,142	8.9%
	Other Railways	260,505	18.3%	257,060	18.0%	259,206	18.2%	259,991	18.3%	265,004	18.8%
Motor Vehicles		954,292	66.9%	955,413	67.0%	954,186	66.9%	947,563	66.8%	933,006	66.1%
Airlines		81,459	5.7%	83,949	5.9%	83,311	5.8%	81,786	5.8%	83,220	5.9%
Ships		4,007	0.3%	3,893	0.3%	4,024	0.3%	3,869	0.3%	4,205	0.3%
Total		1,425,179	100.0%	1,425,491	100.0%	1,426,479	100.0%	1,418,381	100.0%	1,411,397	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport
Note: Figures for JR East on this page do not include the Tokyo Monorail.

Share of Domestic Railways

Passenger Line Network



As of March 31, 2005	km	%
JR East	7,526.8	27.2%
JR Central	1,970.8	7.1%
JR West	5,032.1	18.2%
Other JR Companies	5,476.8	19.8%
Other Railways	7,674.5	27.7%
Total	27,681.0	100.0%

Number of Passengers



Year ended March 31, 2005	Millions	%
JR East	5,862	26.9%
JR Central	499	2.3%
JR West	1,788	8.2%
Other JR Companies	467	2.1%
Other Railways	13,194	60.5%
Total	21,811	100.0%

Passenger Kilometers



Year ended March 31, 2005	Millions	%
JR East	125,172	32.5%
JR Central	50,479	13.1%
JR West	52,544	13.6%
Other JR Companies	14,107	3.7%
Other Railways	143,174	37.1%
Total	385,476	100.0%

Revenues from Passenger Tickets



Year ended March 31, 2005	Billions of Yen	%
JR East	1,653	28.2%
JR Central	1,085	18.5%
JR West	750	12.8%
Other JR Companies	220	3.8%
Other Railways	2,153	36.7%
Total	5,861	100.0%

Rolling Stock Kilometers



Year ended March 31, 2005	Millions	%
JR East	2,204	27.6%
JR Central	985	12.4%
JR West	1,236	15.5%
Other JR Companies	489	6.1%
Other Railways	3,063	38.4%
Total	7,976	100.0%

● JR East ○ JR Central ○ JR West ○ Other JR Companies ○ Other Railways

Notes: 1. Figures for Passenger Line Network do not include freight traffic.
2. Figures for Rolling Stock Kilometers do not include locomotives and freight cars.
3. Figures for the Tokyo Monorail are included in Other Railways.
Source: Statistics of Railways 2004, Ministry of Land, Infrastructure and Transport

Financial Overview of JR Passenger Railway Companies

JR East accounts for about 50% of the total operating revenues of the three largest JR passenger railway companies. JR East's immense and stable operating base contributes to large and consistent earnings and cash flows.

Operating Revenues (Billions of Yen)

2007



JR East
JR Central
JR West
2,657.3
1,491.3
1,262.9
0
500
1,000
1,500
2,000
2,500
3,000

(Millions of Yen)

Years ended March 31,	2005	2006	2007
JR East	2,537,481	2,592,393	2,657,346
JR Central	1,409,497	1,467,650	1,491,269
JR West	1,220,847	1,240,098	1,262,935

2006



JR East
JR Central
JR West
2,592.4
1,467.7
1,240.1
0
500
1,000
1,500
2,000
2,500
3,000

2005



JR East
JR Central
JR West
2,537.5
1,409.5
1,220.8
0
500
1,000
1,500
2,000
2,500
3,000

Net Income (Billions of Yen)

2007



JR East
JR Central
JR West
175.9
137.1
56.8
0
50
100
150
200

(Millions of Yen)

Years ended March 31,	2005	2006	2007
JR East	111,592	157,574	175,871
JR Central	96,087	122,437	137,144
JR West	58,996	46,525	56,791

2006



JR East
JR Central
JR West
157.6
122.4
46.5
0
30
60
90
120
150
180

2005



JR East
JR Central
JR West
111.6
96.1
59.0
0
30
60
90
120
150

Free Cash Flows (Billions of Yen)

2007



JR East
JR Central
JR West
193.1
208.7
56.8
0
60
120
180
240

(Millions of Yen)

Years ended March 31,	2005	2006	2007
JR East	192,789	138,233	193,050
JR Central	325,139	358,260	208,667
JR West	58,052	62,315	56,842

2006



JR East
JR Central
JR West
138.2
358.3
62.3
0
100
200
300
400

2005



JR East
JR Central
JR West
192.8
325.1
58.1
0
100
200
300
400

Return on Average Equity (ROE) (%)

2007



JR East
JR Central
JR West
12.4
15.6
9.7
0
3
6
9
12
15
18

Years ended March 31,	2005	2006	2007
JR East	9.8%	12.4%	12.4%
JR Central	11.9%	13.4%	15.6%
JR West	11.8%	8.5%	9.7%

Note: Average equity is the average of equity at the end of the previous and applicable fiscal years.

2006



JR East
JR Central
JR West
12.4
13.4
8.5
0
3
6
9
12
15

2005



JR East
JR Central
JR West
9.8
11.9
11.8
0
3
6
9
12
15

Ratio of Operating Income to Average Assets (ROA) (%)

2007



JR East
JR Central
JR West
6.2
7.7
5.7
0
3
6
9

Years ended March 31,	2005	2006	2007
JR East	5.3%	5.9%	6.2%
JR Central	6.5%	7.6%	7.7%
JR West	5.6%	5.7%	5.7%

Note: Average assets is the average of assets at the end of the previous and applicable fiscal years.

2006



JR East
JR Central
JR West
5.9
7.6
5.7
0
3
6
9

2005



JR East
JR Central
JR West
5.3
6.5
5.6
0
2
4
6
8

Earnings per Share (Yen)

2007



JR East
JR Central
JR West
44,008
69,408
28,415
0
20,000
40,000
60,000
80,000

2006



JR East
JR Central
JR West
39,370
54,561
23,282
0
16,000
32,000
48,000
64,000

2005



JR East
JR Central
JR West
27,868
42,807
29,463
0
10,000
20,000
30,000
40,000
50,000

Operating Cash Flow per Share (Yen)

2007



JR East
JR Central
JR West
135,586
216,788
94,351
0
50,000
100,000
150,000
200,000
250,000

2006



JR East
JR Central
JR West
112,035
213,541
82,076
0
50,000
100,000
150,000
200,000
250,000

2005



JR East
JR Central
JR West
102,026
188,889
71,517
0
40,000
80,000
120,000
160,000
200,000
240,000

Note: Data in this section have been calculated by JR East based on figures in JR Central and JR West financial press releases.

Railway Operations in Tokyo

JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo metropolitan area, where railways account for 50% of all transportation. With an immense population, the Tokyo metropolitan area is sure to generate a large amount of demand for transportation services.

● Transportation in the Tokyo Area

Number of Passengers


2006
● JR East
○ Other Railways
○ Motor Vehicles
● Airlines and Ships

Years ended March 31		2002		2003		2004		2005		2006	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,275	19.9%	5,297	19.9%	5,339	20.2%	5,322	20.1%	5,373	19.9%
	Other Railways	7,945	29.9%	7,955	29.9%	8,075	30.5%	8,093	30.5%	8,230	30.4%
Motor Vehicles		13,299	50.1%	13,287	50.0%	12,986	49.1%	13,081	49.3%	13,396	49.6%
Airlines and Ships		37	0.1%	37	0.2%	39	0.2%	39	0.1%	38	0.1%
Total		26,556	100.0%	26,576	100.0%	26,439	100.0%	26,535	100.0%	27,037	100.0%

Notes: 1. JR East figures include data from the bordering lines of JR Central and do not include the Tokyo Monorail.
2. Statistics are based on surveys that used borders that do not strictly correspond with JR East's Tokyo Metropolitan Area Network.
Source: Survey of Regional Passenger Movement, Ministry of Land, Infrastructure and Transport

Major Railways in the Tokyo Area

	Passenger Line Network*		Passenger Kilometers**		Revenues from Passenger Tickets**	
	km	%	Millions	%	Billions of Yen	%
JR East	1,106.1	42.9%	77,176	48.2%	857.8	44.0%
Tobu Railway	463.3	17.9%	12,558	7.9%	142.7	7.3%
Tokyo Metro	183.2	7.1%	16,506	10.3%	274.1	14.1%
Seibu Railway	176.6	6.8%	8,687	5.4%	94.3	4.9%
Toei (Tokyo Metropolitan Government)	121.5	4.7%	5,294	3.3%	115.3	5.9%
Odakyu Electric Railway	120.5	4.7%	10,624	6.6%	109.1	5.6%
Keisei Electric Railway	102.4	4.0%	3,509	2.2%	49.5	2.5%
Tokyu Corporation	100.1	3.9%	9,577	6.0%	122.1	6.3%
Keihin Electric Express Railway	87.0	3.3%	6,229	3.9%	74.0	3.8%
Keio Electric Railway	84.7	3.3%	7,286	4.6%	77.3	4.0%
Sagami Railway	35.9	1.4%	2,616	1.6%	31.7	1.6%
Total	2,581.3	100.0%	160,062	100.0%	1,947.9	100.0%

Passenger Line Network* (Kilometers)


JR East 1,106.1
Tobu 463.3
Tokyo Metro 183.2
Seibu 176.6
Toei 121.5
Odakyu 120.5
Keisei 102.4
Tokyu 100.1
Keihin 87.0
Keio 84.7
Sagami 35.9
0
500
1,000
1,500

Passenger Kilometers** (Millions)


JR East 77,176
Tobu 12,558
Tokyo Metro 16,506
Seibu 8,687
Toei 5,294
Odakyu 10,624
Keisei 3,509
Tokyu 9,577
Keihin 6,229
Keio 7,286
Sagami 2,616
0
50,000
100,000

Revenues from Passenger Tickets** (Billions of Yen)


JR East 857.8
Tobu 142.7
Tokyo Metro 274.1
Seibu 94.3
Toei 115.3
Odakyu 109.1
Keisei 49.5
Tokyu 122.1
Keihin 74.0
Keio 77.3
Sagami 31.7
0
400
800
1,200

* As of March 31, 2006
** For the year ended March 31, 2006
Notes: 1. Figures do not include freight lines.
2. Data used for JR East are data of the Tokyo Metropolitan Area Network and do not include the Tokyo Monorail.
3. Teito Rapid Transit Authority was privatized on April 1, 2004, to form Tokyo Metro.

Sources: 1. Toei (Tokyo Metropolitan Government): Figures from the website of the Transportation Bureau of the Tokyo Metropolitan Government. Passenger kilometers are from Statistics of Railways 2004, Ministry of Land, Infrastructure and Transport.
2. Other: Website of the Association of Japanese Private Railways. Revenues from passenger tickets are based on figures from the financial press releases of each company.

● Fundamentals

Net Domestic Product


2005
● Tokyo Area
○ Other

Years ended March 31	2001		2002		2003		2004		2005	
	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%	Billions of Yen	%
Tokyo Area	122,151	31.5%	118,504	31.7%	117,498	31.6%	117,449	31.7%	117,439	31.7%
Other	265,977	68.5%	255,654	68.3%	254,350	68.4%	253,455	68.3%	253,207	68.3%
Total	388,128	100.0%	374,158	100.0%	371,848	100.0%	370,904	100.0%	370,646	100.0%

Source: Annual Report on Prefectural Economies, Cabinet Office

Population


2006
● Tokyo Area
○ Other

As of October 1	2002		2003		2004		2005		2006	
	Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Tokyo Area	33.8	26.5%	34.1	26.7%	34.2	26.8%	34.5	27.0%	34.6	27.1%
Other	93.6	73.5%	93.5	73.3%	93.5	73.2%	93.3	73.0%	93.2	72.9%
Total	127.4	100.0%	127.6	100.0%	127.7	100.0%	127.8	100.0%	127.8	100.0%

Source: Current Population Estimates, Ministry of Internal Affairs and Communications

Population Density (Per Square Kilometer)

2006


Tokyo Area
2,591
Other
255
National Average
338
0
500
1,000
1,500
2,000
2,500
3,000

As of October 1	2002	2003	2004	2005	2006
Tokyo Area	2,548	2,564	2,575	2,595	2,591
Other	257	257	256	256	255
National Average	337	338	338	338	338

Note: JR East calculated these figures by using data from the following sources:
Current Population Estimates, Ministry of Internal Affairs and Communications; statistics from Geographical Survey Institute

Note: The statistics on this page are based on governmental boundaries and do not strictly correspond with JR East's operating area segments.

Analysis of JR East's Railway Operations

The Tokyo Metropolitan Area Network generates about half of the Company's railway revenues. Commuter-pass travel accounts for about one-third of JR East's revenues.

Composition by Operating Area

Passenger Line Network



Passenger Kilometers



Revenues from Passenger Tickets



● Shinkansen Network
○ Tokyo Metropolitan Area Network
○ Intercity and Regional Networks

	Passenger Line Network*		Passenger Kilometers**		Revenues from Passenger Tickets**	
	km	%	Millions	%	Millions of Yen	%
Shinkansen Network	1,052.9	14.0%	19,375	15.2%	479,369	28.2%
Tokyo Metropolitan Area Network	1,106.1	14.7%	78,034	61.1%	871,812	51.2%
Intercity and Regional Networks	5,367.8	71.3%	30,244	23.7%	351,498	20.6%
Total	7,526.8	100.0%	127,653	100.0%	1,702,679	100.0%

* As of March 31, 2007 ** Year ended March 31, 2007

Notes: 1. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Figures do not include the Tokyo Monorail.

Composition of Commuter Passes—Overall

Number of Passengers



Passenger Kilometers



Revenues from Passenger Tickets



● Commuter Passes
○ Other

	Number of Passengers		Passenger Kilometers		Revenues from Passenger Tickets	
	Millions	%	Millions	%	Millions of Yen	%
Commuter Passes	3,725	62.2%	72,858	57.1%	487,843	28.7%
Other	2,266	37.8%	54,795	42.9%	1,214,836	71.3%
Total	5,991	100.0%	127,653	100.0%	1,702,679	100.0%

Composition of Commuter Passes—By Passenger Kilometers

Shinkansen Network



Tokyo Metropolitan Area Network



Intercity and Regional Networks



● Commuter Passes ○ Other

	Total	Commuter Passes	
	Millions	Millions	%
Shinkansen Network	19,375	1,657	8.5%
Tokyo Metropolitan Area Network	78,034	52,134	66.8%
Intercity and Regional Networks	30,244	19,067	63.0%
Total	127,653	72,858	57.1%

Composition of Commuter Passes—By Revenues from Passenger Tickets

Shinkansen Network



Tokyo Metropolitan Area Network



Intercity and Regional Networks



● Commuter Passes ○ Other

	Total	Commuter Passes	
	Millions	Millions	%
Shinkansen Network	479,369	22,672	4.7%
Tokyo Metropolitan Area Network	871,812	346,552	39.8%
Intercity and Regional Networks	351,498	118,619	33.7%
Total	1,702,679	487,843	28.7%

Notes: 1. Percentages represent passenger kilometers and revenues from passenger tickets attributable to commuter passes for each segment.
2. Revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
3. Figures do not include the Tokyo Monorail.

Passenger Kilometers (Millions)

Years ended March 31			2005	2006	2007	2007/2006
Shinkansen Network		Commuter Passes	1,610	1,628	1,657	101.8%
		Other	16,781	17,246	17,718	102.7%
		Total	18,391	18,874	19,375	102.7%
Conventional Lines		Commuter Passes	70,583	70,793	71,201	100.6%
		Other	36,198	36,475	37,077	101.7%
		Total	106,781	107,268	108,278	100.9%
	Tokyo Metropolitan Area Network	Commuter Passes	51,615	51,799	52,134	100.6%
		Other	25,080	25,377	25,900	102.1%
		Total	76,695	77,176	78,034	101.1%
	Intercity and Regional Network	Commuter Passes	18,968	18,994	19,067	100.4%
		Other	11,118	11,098	11,177	100.7%
		Total	30,086	30,092	30,244	100.5%
Total		Commuter Passes	72,193	72,421	72,858	100.6%
		Other	52,979	53,721	54,795	102.0%
		Total	125,172	126,142	127,653	101.2%

Revenues from Passenger Tickets (Millions of Yen)

Years ended March 31			2005	2006	2007	2007/2006
Shinkansen Network		Commuter Passes	22,083	22,331	22,672	101.5%
		Other	438,460	449,846	456,697	101.5%
		Total	460,543	472,177	479,369	101.5%
Conventional Lines		Commuter Passes	460,499	461,870	465,171	100.7%
		Other	731,933	743,811	758,139	101.9%
			1,192,432	1,205,681	1,223,310	101.5%
	Tokyo Metropolitan Area Network	Commuter Passes	342,810	343,963	346,552	100.8%
		Other	502,549	513,860	525,260	102.2%
		Total	845,359	857,823	871,812	101.6%
	Intercity and Regional Network	Commuter Passes	117,689	117,907	118,619	100.6%
		Other	229,384	229,951	232,879	101.3%
		Total	347,073	347,858	351,498	101.0%
Total		Commuter Passes	482,582	484,201	487,843	100.8%
		Other	1,170,393	1,193,657	1,214,836	101.8%
		Total	1,652,975	1,677,858	1,702,679	101.5%

Notes: 1. Passenger kilometers and revenues from the conventional line segments of hybrid Shinkansen services are credited to Intercity and Regional Networks.
2. Conventional Lines: Total of Tokyo Metropolitan Area Network and Intercity and Regional Networks
3. Figures do not include the Tokyo Monorail.

Electric Power

JR East generates more than one-half of the electricity it uses.


● Independent
○ Purchased

Year ended March 31, 2007	Billions of kWh	%
Thermal Generation	1.83	30.0%
Hydroelectric Generation	1.59	25.9%
Independent	3.42	55.9%
Purchased	2.70	44.1%
Total	6.12	100.0%

Non-Transportation Business

JR East owns many stations with high potential that are used by numerous customers. JR East is carrying out its non-transportation businesses utilizing these stations to enhance customer convenience and comfort and to raise profitability.

Number of Busy Stations (Number of Stations)



JR East
JR Central
JR West
Tokyu
87
5
12
17
0
20
40
60
80
100
More than 200,000 Passengers per Day
More than 100,000 Passengers per Day

Year ended March 31, 2006
Data are based on figures from JR Central, JR West, and Tokyu Corporation.
Note: The numbers of station users at stations of JR East, JR Central, and JR West represent twice the number of passengers embarking.

	More than 100,000 Passengers per Day	More than 200,000 Passengers per Day
JR East	87	33
JR Central	5	1
JR West	12	6
Tokyu	17	2

Composition of Major Department Stores, Retail Sales, and Convenience Stores (Billions of Yen)



JR East
Takashimaya
7-Eleven Japan
Tokyu Store
JR West
400.0
941.7
2,533.5
306.5
208.2
0
500
1,000
1,500
2,000
2,500
3,000

Takashimaya = Takashimaya Company, Limited
7-Eleven Japan = Seven-Eleven Japan Co., Ltd.
Tokyu Store = Tokyu Store Chain Co., Ltd.
Year ended March 31, 2007 (Year ended February 28, 2007, for Takashimaya, 7-Eleven Japan, and Tokyu Store)
Data are based on figures from the financial press releases of each company.

(Millions of Yen)

	Operating Revenues
JR East	399,998
Takashimaya	941,692
7-Eleven Japan	2,533,534
Tokyu Store	306,489
JR West	208,185

The following figures are used as operating revenues:
JR East: Station space utilization, segment revenues from outside customers
Takashimaya: Department store business, segment revenues from outside customers
7-Eleven Japan: Total store sales (nonconsolidated)
Tokyu Store: Consolidated operating revenues
JR West: Sales of goods and food services business, segment revenues from third parties

Comparison of Real Estate Leasing to Retailers and Other Tenants (Billions of Yen)



JR East
Mitsui
Tokyu
JR West
197.1
302.5
128.3
62.7
0
70
140
210
280
350

Mitsui = Mitsui Fudosan Co., Ltd.
Tokyu = Tokyu Corporation
Year ended March 31, 2007
Data are based on figures from the financial press releases of each company.

(Millions of Yen)

	Operating Revenues
JR East	197,139
Mitsui	302,547
Tokyu	128,269
JR West	62,725

The following figures are used as operating revenues:
JR East: Shopping centers & office buildings, segment revenues from outside customers
Mitsui: Office buildings and commercial facilities revenues in leasing segment, outside customers
Tokyu: Real estate business, segment revenue from outside customers
JR West: Real estate business, segment revenues from third parties

Domestic Hotel Chain Ranking By Guest Rooms (Number of Guest Rooms)



JR East
Prince
Washington
Toyoko Inn
JR West
5,061
23,985
18,534
18,083
2,536
0
5,000
10,000
15,000
20,000
25,000
30,000

As of December 31, 2004, for Prince, Washington, Toyoko Inn, and JR West (As of March 31, 2007, for JR East)
Data are based on Japan Hotel Almanac 2005 by Ohta Publications.

	Guest Rooms
JR East Hotel Chain	5,061
Prince Hotels	23,985
Washington Group Hotels	18,534
Toyoko Inn Hotel Chain	18,083
JR West Hotels	2,536

Consolidated Subsidiaries and Equity Method Affiliated Companies

(As of March 31, 2007)

● Consolidated Subsidiaries

	Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
1	Tokyo Monorail Co., Ltd.	¥3,000	70.0%	Railway passenger transport services
2	JR Bus Kanto Co., Ltd.	4,000	100.0	Bus services
3	JR Bus Tohoku Co., Ltd.	2,350	100.0	Bus services
4	East Japan Kiosk Co., Ltd. (Note 2)	3,855	100.0	Retail sales
5	JR EAST WATER BUSINESS Co., Ltd. (Note 3)	490	100.0	Retail sales
6	JR Takasaki Trading Co., Ltd.	490	100.0	Retail sales
7	Tohoku Sogo Service Co., Ltd.	490	100.0	Retail sales
8	Juster Co., Ltd.	400	100.0	Retail sales and hotel operations
9	Shinano Enterprise Co., Ltd.	400	100.0	Retail sales
10	Tokky Co., Ltd.	400	100.0	Retail sales, hotel operations, and shopping center operations
11	JR Kanagawa Planning & Development Co., Ltd.	370	100.0	Retail sales
12	Keiyo Planning & Development Co., Ltd.	370	100.0	Retail sales and hotel operations
13	Mito Service Development Co., Ltd.	360	100.0	Retail sales and hotel operations
14	JR Kaiji Planning & Development Co., Ltd.	350	100.0	Retail sales
15	JR Atlis Co., Ltd.	310	100.0	Retail sales
16	JR Utsunomiya Planning & Development Co., Ltd.	200	100.0	Retail sales
17	JR Tokyo Planning & Development Co., Ltd.	120	100.0	Retail sales
18	Nippon Restaurant Enterprise Co., Ltd.	731	91.3	Restaurant business, retail sales, and hotel operations
19	JR East Food Business Co., Ltd.	721	99.9	Restaurant business
20	Delicious Link Co., Ltd. (Note 3)	90	100.0	Restaurnat business
21	JR East Station Retailing Co., Ltd.	480	100.0	Retail sales
22	LUMINE Co., Ltd. (Note 4)	2,375	91.8	Shopping center operations
23	Ikebukuro Terminal Building Company	2,000	95.0	Shopping center operations and real estate leasing
24	The EKIBIRU Development Co. TOKYO (Note 5)	1,500	100.0	Shopping center operations
25	JR East Urban Development Corporation	1,450	100.0	Shopping center operations and retail sales
26	Utsunomiya Station Development Co., Ltd.	1,230	98.3	Shopping center operations
27	Boxhill Co., Ltd.	1,050	88.6	Shopping center operations
28	Hachioji Terminal Building Co., Ltd. (Note 6)	1,000	93.3	Shopping center operations
29	JR East Department Store Co., Ltd. (Note 7)	1,000	70.0	Shopping center operations
30	Kawasaki Station Building Co., Ltd.	600	99.2	Shopping center operations
31	Mito Station Development Co., Ltd.	500	96.6	Shopping center operations
32	Hirosaki Station Building Co., Ltd.	490	88.8	Shopping center operations
33	Station Building MIDORI Co., Ltd.	450	94.6	Shopping center operations
34	Tetsudo Kaikan Co., Ltd.	340	100.0	Shopping center operations
35	Chiba Station Building Co., Ltd.	200	89.2	Shopping center operations
36	Shonan Station Building Co., Ltd.	200	76.5	Shopping center operations
37	Yokohama Station Building Co., Ltd.	200	70.8	Shopping center operations
38	Kinshicho Station Building Co., Ltd.	160	56.0	Shopping center operations
39	Kamata Station Building Co., Ltd. (Note 7)	140	99.6	Shopping center operations
40	Kichijoji Lonlon Co., Ltd. (Note 5)	130	80.0	Shopping center operations
41	Tsurumi Station Building Co., Ltd.	100	91.4	Shopping center operations
42	Iwaki Chuo Station Building Co., Ltd.	100	57.0	Shopping center operations
43	Nippon Hotel Co., Ltd.	4,000	100.0	Hotel operations
44	Hotel Metropolitan Nagano Co., Ltd.	3,080	100.0	Hotel operations
45	Sendai Terminal Building Co., Ltd.	1,800	99.5	Hotel operations and shopping center operations
46	Morioka Terminal Building Co., Ltd.	900	82.8	Hotel operations and shopping center operations
47	Takasaki Terminal Building Co., Ltd.	780	76.7	Hotel operations and shopping center operations
48	Akita Station Building Co., Ltd.	450	77.6	Hotel operations and shopping center operations
49	East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
50	Tokyo Media Service Co., Ltd.	105	100.0	Advertising and publicity
51	The Orangepage, Inc.	500	99.7	Publishing
52	JR EAST VIEW Travel Service Co., Ltd. (Note 8)	450	67.0	Travel agency services
53	East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale

	Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
54	JR East Logistics Co., Ltd. (Note 9)	¥100	100.0	Truck delivery services
55	JR East Logistics Platform Co., Ltd. (Note 9)	300	100.0	Supply chain management
56	JR East Japan Information Systems Company	500	100.0	Information processing
57	JR East Net Station Co., Ltd.	460	100.0	Information processing
58	JR East Management Service Co., Ltd.	80	100.0	Information services
59	JR East Personnel Service Co., Ltd.	100	100.0	Seminar and staff sending business
60	East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
61	Shinkansen Cleaning Service Co., Ltd.	38	38.6 (61.4)	Cleaning services
62	Kanto Railway Servicing Co., Ltd.	38	35.6 (64.4)	Cleaning services
63	East Japan Railway Servicing Co., Ltd.	39	29.0 (71.0)	Cleaning services
64	JR Technoservice Sendai Co., Ltd.	25	100.0	Cleaning services
65	Niigata Railway Servicing Co., Ltd.	17	88.2	Cleaning services
66	East Japan Amenitec Co., Ltd.	13	100.0	Cleaning services
67	Chiba Railway Servicing Co., Ltd.	12	25.3 (74.7)	Cleaning services
68	Akita Clean Servicing Co., Ltd.	10	100.0	Cleaning services
69	Nagano Railway Servicing Co., Ltd.	10	100.0	Cleaning services
70	Takasaki Railway Servicing Co., Ltd.	10	45.8 (54.2)	Cleaning services
71	Mito Railway Servicing Co., Ltd.	10	25.3 (74.7)	Cleaning services
72	JR East Housing Development & Realty Co., Ltd.	200	100.0	Housing development and sales
73	JR East Rental Co., Ltd.	165	89.4	Car leasing
74	JR East Sports Co., Ltd.	400	100.0	Athletic club operations
75	GALA YUZAWA Co., Ltd.	300	92.7	Ski resort operations
76	JR East Facility Management Co., Ltd.	50	100.0	Building maintenance
77	Union Construction Co., Ltd.	120	90.0	Construction
78	JR East Consultants Company	50	100.0	Consulting
79	JR East Design Corporation	50	100.0	Consulting
80	East Japan Transport Technology Co., Ltd.	80	58.6	Machinery and rolling stock maintenance
81	Tohoku Rolling Stock Machinery Co., Ltd.	72	50.9	Machinery and rolling stock maintenance
82	Niigata Rolling Stock Machinery Co., Ltd.	40	40.5	Machinery and rolling stock maintenance
83	JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services
84	JR East Building Co., Ltd.	480	100.0	Office building management
85	Shinnihon Linen Co., Ltd.	100	100.0	Linen supply

● Equity Method Affiliated Companies

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage (Note 1)	Main Business Activities
Central Security Patrols Co., Ltd. (Note 10)	¥2,924	25.3%	Security business operations
JTB Corp.	2,304	21.9	Travel agency services

Notes: 1. Voting right percentages outside of parentheses represent direct voting right percentages, and percentages in parentheses represent shares held by other parties that vote along with the interests of JR East and do not include the percentage outside of parentheses.
2. East Japan Kiosk Co., Ltd., changed its name to JR East Retail Net Co., Ltd., on July 1, 2007.
3. Companies newly included in the scope of consolidation from the fiscal year under review
4. LUMINE Co., Ltd., merged with Shinjuku Station Building Co., Ltd., on April 1, 2006. Shinjuku Station Building Co., Ltd., was dissolved after the merger.
5. The EKIBIRU Development Co. TOKYO merged with Kichijoji Lonlon Co., Ltd., on April 1, 2007. Kichijoji Lonlon Co., Ltd., was dissolved after the merger.
6. Hachioji Terminal Building Co., Ltd., merged with Kokubunji Terminal Building Co., Ltd., and Kofu Station Building Co., Ltd., on April 1, 2006. Kokubunji Terminal Building Co., Ltd., and Kofu Station Building Co., Ltd., were dissolved after the merger.
7. JR East Department Store Co., Ltd., merged with Kamata Station Building Co., Ltd., on April 1, 2007. Kamata Station Building Co., Ltd., was dissolved after the merger.
8. View World Co., Ltd., changed its name to JR EAST VIEW Travel Service Co., Ltd., on October 1, 2006.
9. JR East Logistics Co., Ltd., merged with JR East Logistics Platform Co., Ltd., on April 1, 2007. JR East Logistics Platform Co., Ltd., was dissolved after the merger.
10. Companies that prepare securities reports (Yuka Shoken Hokoku-sho)

Stock Information

Stock Code: 9020

● Stock Price


JR East
(Thousands of Yen)
Nikkei
(Thousands of Yen)
1,000
900
800
700
600
500
400
300
200
100
0
50
45
40
35
30
25
20
15
10
5
0

	2002 II	III	IV	2003 I	II	III	IV	2004 I	II	III
High	¥ 623	¥ 597	¥ 594	¥ 600	¥ 576	¥ 552	¥ 554	¥ 584	¥ 616	¥ 629
Low	537	532	540	507	513	487	485	502	533	561
Average	576.5	568.9	567.2	548.4	542.5	519.7	509.7	527.6	572.7	604.0
Average Daily Training Volume (Shares)	10,699	10,133	6,785	8,034	8,878	12,240	9,794	11,373	10,709	7,809

	IV	2005 I	II	III	IV	2006 I	II	III	IV	2007 I
High	¥ 590	¥ 590	¥ 581	¥ 655	¥ 836	¥ 903	¥ 942	¥ 897	¥ 879	¥ 949
Low	542	544	529	540	623	731	739	817	781	799
Average	565.0	566.1	551.0	581.7	725.1	821.5	845.9	853.6	812.8	887.8
Average Daily Training Volume (Shares)	8,306	9,836	9,256	11,128	14,552	14,988	15,602	11,197	15,329	16,516

Stock Price — JR East Average Stock Price — Nikkei Average

Note: Average stock prices are computed using closing prices.
Source: Tokyo Stock Exchange

● Major Shareholders

As of March 31, 2007	Number of Shares Held	Voting Right Percentage
The Master Trust Bank of Japan, Ltd., trust accounts	233,894.00	5.85%
Japan Trustee Services Bank, Ltd., trust accounts	220,098.00	5.50%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	125,203.15	3.13%
The Sumitomo Mitsui Banking Corporation	105,303.15	2.63%
Mizuho Corporate Bank, Ltd.	100,066.00	2.50%
Mizuho Bank, Ltd.	100,061.56	2.50%
The JR East Employees' Shareholding Association	98,802.00	2.47%
State Street Bank and Trust Company 505103	86,233.00	2.16%
Nippon Life Insurance Company	80,155.60	2.00%
The Dai-ichi Mutual Life Insurance Company	71,000.00	1.78%

Corporate Data

(As of March 31, 2007)

Number of Employees	71,316* (53,420 at parent company) * Excluding employees assigned to other companies and employees on temporary leave
Number of Stations	1,702
Number of Rolling Stock	13,179
Passenger Line Network	7,526.8 kilometers
Number of Passengers Served Daily	About 16 million (average for the year ended March 31, 2007)
Total Number of Shares Issued	4,000,000
Total Number of Shares Outstanding	3,996,194
Paid-in Capital	¥200,000 million
Number of Shareholders	289,176
Stock Exchange Listings	Tokyo, Osaka, Nagoya
Transfer Agent	Mitsubishi UFJ Trust and Banking Corporation 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan
Rating Information	AA+ (Rating and Investment Information, Inc.) AA- (Standard & Poor's) Aa2 (Moody's Investors Service)

For Inquiries

Head Office	2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan Phone: +81 (3) 5334-1310 Facsimile: +81 (3) 5334-1297 E-mail: ir@jreast.co.jp bond@jreast.co.jp
New York Office	One Rockefeller Plaza, New York, N.Y. 10020, U.S.A. Phone: +1 (212) 332-8686 Facsimile: +1 (212) 332-8690
Paris Office	24-26, rue de la Pépinière, 75008 Paris, France Phone: +33 (1) 45-22-60-48 Facsimile: +33 (1) 43-87-82-87
Internet Addresses	JR East: http://www.jreast.co.jp/e/ Ecology: http://www.jreast.co.jp/e/environment/ (*Sustainability Report*)

Glossary

Commuter Pass
"Commuter pass" refers to a credit card sized pass that is either magnetically encoded or contains an integrated circuit (IC) chip to allow travel between two stations during a period of one, three, or six months. *Mobile Suica*, a service based on cell phones embedded with such IC chips, was introduced in January 2006.

Hybrid Shinkansen
"Hybrid Shinkansen" refers to intercity rail systems that provide through service to certain destinations that are not part of a regular Shinkansen network, using specially designed trains capable of running on both Shinkansen lines and conventional lines that have been widened to a standard gauge. Hybrid Shinkansen lines are not covered by the Nationwide Shinkansen Railway Development Law.

JNR
"JNR" stands for the Japanese National Railways, the Government-owned public entity that was restructured into JNRSC (as defined below) on April 1, 1987. The railway operations and certain related businesses of JNR, along with certain necessary assets and associated liabilities, were succeeded to by the JR Companies (as defined below), the Shinkansen Holding Corporation (currently, JRTT (as defined below)), Railway Telecommunication Co., Ltd. (a predecessor of JAPAN TELECOM HOLDINGS CO., LTD.), Railway Information Systems Co., Ltd., and the Railway Technical Research Institute, and all of its other assets and liabilities became assets and liabilities of JNRSC.

JNRSC
"JNRSC" stands for JNR Settlement Corporation. JNRSC was dissolved on October 22, 1998, and all of its assets (including the 1,500,000 shares of JR East's common stock it beneficially owned at the time of such transfer) and a portion of its liabilities were transferred to JRCC.

JR Companies
"JR Companies" refers to, collectively, JR East, Hokkaido Railway Company (JR Hokkaido), Central Japan Railway Company (JR Central), West Japan Railway Company (JR West), Shikoku Railway Company (JR Shikoku), Kyushu Railway Company (JR Kyushu), and Japan Freight Railway Company (JR Freight).

JR East
"JR East" refers to East Japan Railway Company on a consolidated basis or, if the context so requires, on a nonconsolidated basis.

JR Law
"JR Law" means the Law for Passenger Railway Companies and Japan Freight Railway Company of 1986, as amended, which created the framework for the establishment of the JR Companies.

JRTT
"JRTT" stands for the Japan Railway Construction, Transport and Technology Agency, an incorporated administrative agency established in October 2003 upon the merger of the Japan Railway Construction Public Corporation (JRCC) and the Corporation for Advanced Transport & Technology. Its primary activities include the construction of Shinkansen lines under the Nationwide Shinkansen Railway Development Law (see "Shinkansen") and other national projects. Within JR East's service area, JRTT is presently building Hokuriku Shinkansen and Tohoku Shinkansen extensions. JR East rents the Takasaki–Nagano segment of the Hokuriku Shinkansen line, operationally named Nagano Shinkansen, and the Morioka–Hachinohe segment of the Tohoku Shinkansen line from JRTT. JR East also rents some conventional lines from JRTT.

Number of Passengers
"Number of passengers" comprises both passengers who begin their journey at the JR East station and passengers who transfer to JR East from other railway companies' lines at the station.

Operating Kilometers
"Operating kilometers" means the actual length of a railway line between two stations, regardless of the number of tracks along the line. Fare and charge calculations are based on this figure.

PASMO
PASMO refers to IC cards with transportation ticket functions, sold by Tokyo-area private railways, subways, and bus companies. Ever since their March 18, 2007, launch, *PASMO* cards have been interchangeable with *Suica*. Besides Tokyo-area private railways, subways, and bus companies, the *PASMO* card system has spread to cover some transportation companies in Shizuoka Prefecture. The *PASMO* name is a registered trademark of Pasmo K.K.

Passenger Kilometers
"Passenger kilometers" means the number of passengers moving from one station to another multiplied by the distance (in operating kilometers) between such stations.

Rolling Stock Kilometers
"Rolling stock kilometers" means the number of train kilometers (as defined below) multiplied by the number of railcars comprising the train.

Shinkansen
"Shinkansen" refers to Japan's high-speed intercity rail systems operated by JR East, JR Central, JR West, and JR Kyushu. Several new Shinkansen lines are now under construction or in advanced planning stages under the Nationwide Shinkansen Railway Development Law.

Station Renaissance
Station Renaissance refers to a program aimed at proactively developing the potential of JR East stations, which are used by about 16 million people daily and are considered to be the JR East Group's largest management asset. Based on thorough consideration of customers' perspectives and the goal of increasing Group value in line with the increased emphasis now being placed on Group management, JR East is fundamentally reevaluating station layouts and comprehensively leveraging the Group's diverse capabilities to undertake zero-base redevelopment projects that optimize the facilities at each station. In these ways, JR East is working to create new 21st century station environments that offer increased appeal to customers as well as greater profitability.

Suica
"*Suica*" refers to a prepaid IC card that can be used at nearly all of JR East's stations in the Tokyo metropolitan area, the Sendai area, and the Niigata area, permitting smooth, contactless passage through ticket gates. There are two types of cards: a high-tech commuter pass (*Suica Commuter Pass*) and a stored-fare railway ticket (*Suica IO card*). Also, an electronic money function makes it possible to use them to purchase goods at stores in train station concourses and in downtown stores.

Total Long-Term Debt
"Total long-term debt" refers to the aggregate of long-term debt and long-term liabilities incurred for purchase of railway facilities, including the current portion thereof.

Train Kilometers
"Train kilometers" means the number of kilometers traveled by a train on operational routes, excluding movement within stations and rail yards.

Tokyo and Eastern Honshu...
EAST JAPAN RAILWAY COMPANY

2-2, Yoyogi 2-chome, Shibuya-ku, Tokyo 151-8578, Japan
http://www.jreast.co.jp/e/

END



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